VISICU

smart systems, saving lives

Notice of 2007 Annual Meeting and Proxy Statement

2006 Annual Report

smart systems, saving lives

VISICU

June 15, 2007

Dear Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of **VISICU, INC.** to be held on Thursday, July 26, 2007 at 9:30 a.m. Eastern Daylight Savings Time at the Baltimore International College, 206 East Redwood Street, 2nd floor, Baltimore, MD 21202.

The Secretary's formal notice of the meeting and the Proxy Statement appear on the following pages and describe the matters to be acted upon at the annual meeting. You also will have the opportunity to hear what has happened in our business in the past year.

We hope that you can join us. However, whether or not you plan to attend the meeting, please vote by signing and returning your proxy card in the enclosed envelope as soon as possible so that your vote will be counted.

Sincerely,

Frank T. Sample
Chairman of the Board

(This page intentionally left blank)

VISICU

smart systems, saving lives

June 15, 2007

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

Visicu, Inc. will hold its Annual Meeting of Stockholders on July 26, 2007 at 9:30 a.m. Eastern Daylight Savings Time at the Baltimore International College, 206 East Redwood Street, 2nd floor, Baltimore, MD 21202.

At the Annual Meeting of Stockholders we will ask you to:

- elect three directors to serve until the 2010 Annual Meeting of Stockholders and until their respective successors are elected and qualified;
- approve an increase in the number of shares of our Common Stock that may be issued under the Visicu, Inc. Equity Incentive Plan, for specific awards in 2007 only;
- ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007; and
- transact any other business that properly comes before the Annual Meeting of Stockholders.

The Board of Directors has selected May 31, 2007 as the record date for determining stockholders entitled to vote at the Annual Meeting of Stockholders. For ten days before the Annual Meeting of Stockholders, a complete list of stockholders as of that date will be available for inspection by any stockholder, for any purpose relating to the Annual Meeting of Stockholders, during ordinary business hours, at our principal executive offices at 217 East Redwood Street, Suite 1900, Baltimore, Maryland 21202.

Please fill in, date, sign and promptly mail the enclosed proxy card in the accompanying postage-paid envelope to assure that your shares are represented at the meeting. If you attend the meeting, you may choose to vote in person even if you have previously sent in your proxy card.

This Proxy Statement, a proxy card and our 2006 Annual Report on Form 10-K are being distributed to our stockholders on or about June 15, 2007.

By Order of the Board of Directors,

Michael J. Breslow
Secretary

(This page intentionally left blank)

(This page intentionally left blank)

GENERAL INFORMATION

Q: Who is soliciting my proxy?

A: The Board of Directors — the Board — of VISICU, Inc. — we, us or the Company — is sending you this Proxy Statement in connection with the Board's solicitation of proxies for use at the 2007 Annual Meeting of Stockholders — the Annual Meeting. Certain of our directors, officers and employees also may solicit proxies on the Board's behalf by mail, phone, email, fax or in person.

Q: Who is paying for this solicitation?

A: We will pay the entire cost of soliciting proxies, including the charges of brokerage firms and other custodians, nominees or fiduciaries for forwarding proxy materials to beneficial owners. We may hire a proxy solicitation firm at a standard industry compensation rate. Additionally, our directors, officers and employees who may solicit proxies in person, by telephone, or by other means of communications will not receive additional remuneration.

Q: What am I voting on?

A: You will be voting on three proposals. Proposal One is for the election of Mr. Michael G. Bronfein, Mr. Van R. Johnson, and Dr. Brian A. Rosenfeld to the Board. Each has been nominated for election for a three-year term ending at the 2010 Annual Meeting of Stockholders.

Proposal Two is for the approval of an amendment to Visicu's Equity Incentive Plan that will increase the option pool available for grants for specific awards in 2007 only.

Proposal Three is for the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2007.

In addition, you may vote on such other business as may properly come before the meeting.

Q: Who can vote?

A: Only stockholders of record at the close of business on May 31, 2007, the record date for the Annual Meeting, may vote. Each share of common stock outstanding on that date is entitled to one vote on all matters to come before the meeting.

Q: How do I vote and how do I revoke my proxy?

A: You may vote your shares either in person or by proxy. To vote by proxy, please following the instructions indicated on the enclosed proxy card or mark, date, sign and mail the enclosed proxy card in the postage-prepaid envelope. **Giving a proxy will not affect your right to vote your shares if you attend the Annual Meeting and want to vote in person — by voting in person you automatically revoke your proxy. You also may revoke your proxy at any time before the voting by giving our Secretary written notice of your revocation, by submitting a later-dated proxy card.**

If you vote by proxy, the individuals named as proxies will vote your shares as you instruct. If you validly vote your shares by signing and returning your proxy card but do not provide any voting instructions, the individuals named as proxies will vote your shares **FOR** the election of the nominees for director, **FOR** the amendment to the Visicu Equity Incentive Plan and **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2007.

Q: What is the deadline for submitting a proxy?

A: In order to be counted, proxies must be received by 11:59 p.m. Eastern Time on July 25, 2007.

Q: What constitutes a quorum?

A: Voting can take place at the Annual Meeting only if stockholders owning a majority of the issued and outstanding stock entitled to vote at the Annual Meeting are present in person or represented by proxy. We include the shares of persons who abstain in determining those present and entitled to vote. We also include shares held by brokers in "street" or "nominee" name when the broker has discretionary authority to vote on at least one matter.

Q: What vote is needed?

A: For Proposal One, the election of directors, the three nominees are elected by the affirmative vote of a plurality of the shares of our Common Stock cast, in person or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. As a result, if you withhold your authority to vote for any nominee, your vote will not affect the outcome of the election. "Broker non-votes" — votes that brokers do not have the discretion to cast because they have not received instructions from the beneficial holders — also will not affect the outcome of the election.

Approval of Proposal Two and Proposal Three and any other matter that may come before the Annual Meeting generally requires the affirmative vote of the majority of shares present, in person or represented by proxy and entitled to vote at the Annual Meeting. On these matters, in determining whether such proposals have received the requisite number of affirmative votes, abstentions and broker non-votes will not be counted and will have no affect the outcome of the vote.

Q: When must stockholder proposals be submitted to be included in the proxy statement for the 2008 Annual Meeting?

A: To have your stockholder proposal be considered for inclusion in the proxy statement and proxy card for our 2008 Annual Meeting of Stockholders, rather than just voted upon at the meeting without inclusion in the proxy statement and proxy card, your proposal must be received at our principal executive offices at 217 East Redwood Street, Baltimore, MD 21202, addressed to our Secretary, no later than February 16, 2008.

Q: When must stockholder proposals be submitted if they are not intended to be included in the proxy statement for the 2008 Annual Meeting?

A: Stockholder proposals that are not intended for inclusion in our 2008 proxy materials may be brought before the 2008 Annual Meeting of Stockholders so long as we receive notice of the proposal, addressed to our Secretary at our principal executive offices, not later than April 27, 2008 nor earlier than March 28, 2008.

Q: How does the Board select nominees for the Board?

A: The Nominating and Corporate Governance Committee of the Board will consider potential candidates for directors submitted by stockholders, in addition to those suggested by other Board members and members of our management, and does not evaluate candidates differently based upon the source of the nominee. The Nominating and Corporate Governance Committee considers and evaluates each properly submitted potential candidate for director in an effort to achieve a balance of knowledge, experience and capability on the Board, as well as to ensure that the composition of the Board at all times adheres to the independence requirements applicable to NASDAQ National Market listed companies and other regulatory requirements applicable to us. A stockholder may recommend potential candidates for director by notifying our Secretary in writing at 217 East Redwood Street, Baltimore, MD 21202.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board is divided into three classes serving staggered three-year terms. At the Annual Meeting, you and the other stockholders will elect three individuals to serve as directors for three-year terms that expire at the 2010 Annual Meeting. The Board has nominated Mr. Michael G. Bronfein, Mr. Van R. Johnson and Dr. Brian A. Rosenfeld for election to the Board to serve for three-year terms ending at the 2010 Annual Meeting of Stockholders. Mr. Michael G. Bronfein is now a member of the Board.

The individuals named as proxies will vote your proxy for the election of the three nominees unless you direct them to withhold your votes. If any nominee becomes unable to serve as a director before the Annual Meeting (or decides not to serve), the individuals named as proxies may vote for a substitute.

Following is the name and a brief biography of each nominee and each director whose term will continue after the annual meeting.

Nominees for Election for a Three-Year Term Ending with the 2010 Annual Meeting

Michael G. Bronfein

Michael G. Bronfein, age 51, has served as a Director since October 2000. Since November 1999, Mr. Bronfein has served as a Managing Partner of Sterling Venture Partners, L.P., a venture capital firm he co-founded that invests in expansion-stage healthcare, software, industrial technology and business services companies. In 1980, Mr. Bronfein co-founded NeighborCare, a specialty distributor and provider to the long-term care and managed home care industries. He served as Chairman and Chief Executive Officer of NeighborCare until November 1999. Mr. Bronfein is a board member of VOCUS, Inc., a corporate communications software company. Mr. Bronfein received his Bachelor of Science degree in Accounting from the University of Baltimore and is a Certified Public Accountant.

Van R. Johnson

Van R. Johnson, age 62, has served as the president of the Hartford Connecticut Mission and has been affiliated with the Church of Jesus Christ of Latter-Day Saints since July 2005. From May 1995 to June 2005, he was the Chief Executive officer of Sutter Health, a non-profit health system servicing northern California. Prior to this period, he held various administrative positions in healthcare. Mr. Johnson earned a bachelor's degree in international relations and psychology from Brigham Young University and a master's degree in healthcare administration from the University of Minnesota.

Brian A. Rosenfeld

Brian A. Rosenfeld, M.D., age 53, one of our co-founders, has served as our Executive Vice President and Chief Medical Officer since June 1998. Dr. Rosenfeld previously served as a Director from June 1998 until October 1999, from November 2000 until December 2001, from January 2003 until January 2004 and from January 2005 until January 2006. Dr. Rosenfeld is an intensivist trained in internal medicine, pulmonary medicine and anesthesiology. He has practiced critical care medicine for more than fifteen years and served as an adjunct Associate Professor at the Johns Hopkins Medical Institutions since April 1999. Prior to founding our company, Dr. Rosenfeld was Medical Director of two critical care units at The Johns Hopkins Hospital. He was selected Chief Resident while at Johns Hopkins during his anesthesiology and critical care fellowship, and won the Shannon Award from the National Institutes of Health. He has been inducted as a fellow in both the College of Critical Care Medicine and the College of Chest Physicians. Dr. Rosenfeld holds a Bachelor of Science degree in Biology from the University of Pittsburgh and an MD degree from Temple University School of Medicine.

Directors Continuing in Office Until the 2008 Annual Meeting

John K. Clarke

John K. Clarke, age 53, has served as a Director since July 1998. Since October 1997, Mr. Clarke has served as Managing General Partner of Cardinal Health Partners, a venture capital firm that he founded that specializes in healthcare and life science investments. Cardinal Health Partners was the founding venture investor of our company.

Prior to founding Cardinal Health Partners, Mr. Clarke served as a General Partner of DSV Partners, another venture capital firm, and for General Electric Company in various sales and marketing positions. Mr. Clarke is Chairman of the board of directors of Alnylam Pharmaceuticals, Inc., a publicly-held biopharmaceutical company, and a member of the board of directors of Momenta Pharmaceuticals, Inc., a publicly-held biotechnology company. Mr. Clarke holds a Bachelor of Arts degree in Economics and Biology from Harvard University and a Master of Business Administration degree from the Wharton School at the University of Pennsylvania.

Thomas G. McKinley

Thomas G. McKinley, age 55, has served as a Director since May 2000. Since 1982, Mr. McKinley has served as Co-President of Partech International, a global venture capital firm focused on information technology investments that he co-founded. Mr. McKinley holds a Bachelor of Arts degree in Economics from Harvard University, a Master of Science degree in Accounting from New York University and a Master of Business Administration degree from Stanford University Graduate School of Business.

Ralph C. Sabin

Ralph C. Sabin, age 55, has served as a Director since June 2000. Since September 1995, Mr. Sabin has served as a Managing Partner of Pacific Venture Group, a venture capital firm focused on investments in all sectors of the healthcare industry that he co-founded. Mr. Sabin was previously the Chief Financial Officer of Sonus Pharmaceuticals, Inc. and a Senior Partner with Ernst & Young LLP. Mr. Sabin is a Certified Public Accountant and holds a Bachelor of Science degree in Accounting from Loyola University of Los Angeles.

Directors Continuing in Office Until the 2009 Annual Meeting

Stuart H. Altman

Stuart H. Altman, Ph.D., age 69, has served as a Director since November 2005. Dr. Altman has been a Professor of National Health Policy at The Heller School at Brandeis University since 1977. He served as Dean of The Heller School from September 1977 to June 1993 and as Professor of Economics at Brown University from 1966 to 1970. In November 1997, Dr. Altman was appointed by President Clinton to the Bipartisan Commission on the Future of Medicare. He was a four-term chairman of the U.S. Congressional Prospective Payment Assessment Commission from 1983 to 1996 and served as a senior member of the Clinton-Gore Health Policy Transition Group from November 1992 to January 1993. Since December 2001, Dr. Altman has been a member of the Foundation Board of the Health Plan of New York, a not-for-profit health maintenance organization that provides healthcare services and health insurance coverage throughout the New York metropolitan area. Since December 2001, Dr. Altman has been a member of the board of directors of Lincare Holdings Inc., a publicly-held provider of oxygen, home medical equipment and other respiratory therapy services. Since September 2002, Dr. Altman has also been a member of the Tufts-New England Medical Center, a not-for-profit teaching hospital system. Dr. Altman holds a Bachelor of Business Administration degree in Economics from City College of New York and a Masters in Administration degree in Economics from University of California, Los Angeles. Dr. Altman also holds a Ph.D. in Economics from University of California, Los Angeles.

Frances M. Keenan

Frances M. Keenan, age 52, has served as a Director since September 2005. Since 1987, Ms. Keenan has served as chief financial officer and the Vice President of Finance for the Abell Foundation, Inc., a nonprofit corporation that supports various charitable endeavors throughout Maryland. Ms. Keenan is a Certified Public Accountant and holds a Bachelor of Science Degree in Accounting from the University of North Carolina at Chapel Hill.

Frank T. Sample

Frank T. Sample, age 61, has served as President and Chief Executive Officer since September 2001 and Chairman of our Board of Directors since October 2001. From October 1997 until June 2001, Mr. Sample served as President and Chief Executive Officer of VitalCom, Inc., a public wireless patient monitoring technology company. From June 2001 to September 2001, Mr. Sample served as Vice Chairman of Data Critical Corporation, a healthcare focused wireless communications company, following its merger with VitalCom, Inc. From December 1990 to July 1997, Mr. Sample served as President and Chief Executive Officer of PHAMIS, Inc., a provider of integrated healthcare information systems. From August 1997 to October 1997, Mr. Sample served as Executive Vice President at IDX Systems Corporation, a leading provider of information technology to the healthcare industry, following its merger with PHAMIS. Mr. Sample holds a B.B.A. in Business Administration from Cleveland State University.

Corporate Governance; the Board and Committees of the Board; Audit and Compensation Committee Reports

Board of Directors

We are committed to strong corporate governance, and have adopted policies and practices that comply with or exceed NASDAQ listing requirements and the Exchange Act. These policies and practices include:

- A majority of the Board members are independent of the Company and our management.
- All members of our key Board committees — the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee — are independent.
- The Board has also adopted a Code of Conduct and Ethics applicable to all of our employees, including the executive officers.
- We have established a hotline for employees to report ethics and financial matters, including accounting, internal controls and audit concerns, and the Audit Committee has established procedures for anonymous submission of these matters.
- The Board conducts an annual self-assessment on its effectiveness and the effectiveness of each of its committees.
- The annual cycle of agenda items for Board meetings reflects Board requests and changing business and legal issues. The Board receives regularly scheduled presentations from our finance department and major business units and operations. The Board's annual agenda includes, among other items, our long-term strategic plans, periodic reports on progress against long-term strategic plans, emerging and disruptive technologies, potential acquisition or investment targets, capital projects and evaluation of the Chief Executive Officer and management succession.
- The Board expects that substantially all, if not all, of the future equity awards granted to our executive officers and other employees will be made by the Compensation Committee at regularly scheduled meetings.

In 2006, the Board members were Mr. Frank T. Sample (Chairman), Mr. Stuart H. Altman, Dr. Michael J. Breslow, Mr. Michael G. Bronfien, Mr. John K. Clarke, Ms. Frances M. Keenan, Mr. James A. Oakey, Mr. Thomas G. McKinley, and Mr. Ralph C. Sabin. The Board met five times in fiscal year 2006. Each of these Board meetings included executive sessions of the independent directors (who are also non-management directors). Each director attended at least 85% of the total Board and applicable committee meetings that were held while he or she was a director in fiscal year 2006.

The Board has determined that other than Mr. Sample and Dr. Breslow, all of the current members of the Board are "independent" for purposes of the NASDAQ listing requirements. In addition, the Board has determined that Mr. Van R. Johnson, one of our nominees for director, is "independent" for purposes of the NASDAQ listing requirements. Mr. Sample, our Chairman of the Board, President and Chief Executive Officer and Dr. Rosenfeld, one of our nominees for director and our Executive Vice President and Chief Medical Officer, are employees and therefore not "independent." The Board considered transactions and relationships, both direct and indirect, between each director and nominee (and his or her immediate family) and the Company and its subsidiaries and affirmatively determined that none of Mr. Van R. Johnson, Mr. Michael G. Bronfein and Dr. Brian A. Rosenfeld, our nominees for director, have any material relationship, either direct or indirect, with us other than as a director, employee or stockholder, as the case may be.

Board Committees

Our Board of Directors has the following standing committees: Audit Committee; Compensation Committee; and Nominating and Corporate Governance Committee; each of which operates pursuant to a separate charter adopted by our Board of Directors. The Board has determined that all of the members of the Committees are "independent" for purposes of NASDAQ listing requirements. A current copy of each charter is available at http://www.visicu.com. The charters are reviewed for appropriateness at least annually. The composition and responsibilities of each committee are summarized below.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee currently is composed of three directors: Messrs. McKinley (chair), Clarke and Oakey. The Nominating and Corporate Governance Committee met once in the 2006 fiscal year.

The Nominating and Corporate Governance Committee performs the following principal functions:

- Monitor the composition, size and independence of the Board and recommend changes to the Board as appropriate.
- Identify and recommend to the Board potential nominees to the Board, including stockholder suggestions.
- Recommend to the Board the annual assignment of directors to Board committees and the nomination of committee chairpersons.
- Develop and recommend to the Board a set of corporate governance principles for the Corporation and monitor compliance with such principles.
- Establish and monitor procedures by which the Board will conduct, at least annually, evaluations of its performance.
- Review and make recommendations to the Board regarding proposals submitted by stockholders for presentation at a stockholder meeting.

Audit Committee

The Audit Committee of the Board of Directors is currently composed of three directors: Messrs. Sabin (Chair) and Altman and Ms. Keenan. Mr. Bronfein was a member of this committee and attended meetings until April 4, 2007, when he resigned from the committee as he no longer met our requirements regarding independence for Audit Committee members. The Audit Committee met four times during the 2006 fiscal year. Each member of the Audit Committee, including Mr. Bronfein until April 4, 2007, meets the additional requirements regarding independence for Audit Committee members under the NASDAQ listing standards. The Board has determined that Ralph C. Sabin and Frances M. Keenan are "audit committee financial experts" as defined in Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act. The Board has also determined that all other members of the Committee meet the requirements of being financially literate and capable or carrying out their duties in accordance with the Committee Charter.

The Audit Committee performs the following principal functions:

- As an independent and objective party, monitor the Company's financial reporting process and internal control system;
- Select and appoint a firm of independent auditors, who shall report directly to the Committee and whose duties it shall be to audit the books and accounts of the Company. The Audit Committee also oversees the work of and fixes the compensation of the independent auditors for the fiscal year in which they are appointed;
- Evaluate the performance of and assess the qualifications of the independent auditors and determine and pre-approve the engagement of the independent auditors; monitor the rotation of partners of the independent auditors on the Company's audit engagement team as required by law;

- Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing or compliance matters, as well as for the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

- Report to the Board the results of its monitoring and recommendations.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2006 with management of the Company. The Audit Committee has discussed with Ernst & Young LLP, the Company's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1, *(Independence Discussions with Audit Committees)*, as adopted by the PCAOB in Rule 3600T and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report in Form 10-K for the fiscal year ended December 31, 2006.

AUDIT COMMITTEE
Ralph C. Sabin, Chair
Stuart H. Altman
Frances M. Keenan

Compensation Committee

The Compensation Committee currently is composed of three directors: Messrs. Clarke (chair), McKinley and Oakey. The Compensation Committee met five times during the 2006. In addition to being independent under the NASDAQ listing standards, each member of the Compensation Committee is and was a "non-employee director" for purposes of the Exchange Act and is and was an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended — the Internal Revenue Code.

The Compensation Committee of the Board of Directors acts on behalf of the Board to review, adopt and oversee the Company's compensation strategy, policies, plans and programs, including:

- Review and approve performance goals and objectives relevant to the compensation of the chief executive officer, evaluate the performance of the chief executive officer in light of those goals and objectives, and set the chief executive officer's compensation, including incentive-based and equity-based compensation, based on such evaluation.

- Set the compensation of the other executive officers and senior management of the Company.

- Make recommendations to the Board with respect to incentive and equity-based compensation plans.

- Administer the Company's Equity Incentive Plan and other stock compensation plans as required by Rule 16b-3.

- Make recommendations to the Board regarding director compensation.

[1] The material in this report is not "soliciting material," is not deemed "filed" with the Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

- Report to the Board on the Committee's activities on a regular basis.

Commencing this year, the Compensation Committee also began to review and discuss with management the Company's Compensation Discussion and Analysis, included in this proxy statement.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee are or have been an officer or employee of the Company. During the year ended December 31, 2006, no member of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K. During the year ended December 31, 2006, none of the Company's executive officers served on the compensation committee (or its equivalent) or board of directors of another entity any of whose executive officers served on the Company's Compensation Committee or Board of Directors.

COMPENSATION COMMITTEE REPORT[2]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

COMPENSATION COMMITTEE
John K. Clarke, Chair
James A. Oakey
Thomas G. McKinley

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH OF THE ABOVE NOMINEES.

[2] The material in this report is not "soliciting material," is not deemed "filed" with the Commission and is not to be incorporated by reference in any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

PROPOSAL TWO

APPROVAL OF AN AMENDMENT TO THE VISICU, INC. EQUITY INCENTIVE PLAN

Purpose of this Proposal

The purpose of this proposal is to seek stockholder approval of an amendment to the Visicu, Inc. Equity Incentive Plan. This amendment increases the authorized shares of Common Stock that may be issued in 2007 with respect to awards granted under the plan by up to an additional 400,000 awards. This increase is intended to help facilitate the hiring and retention of additional executives to expand our management team in 2007, primarily in sales and marketing. To the extent that the additional awards are not granted during 2007, they would no longer be available for granting after December 31, 2007.

Background and Reason for Approval

Under this proposal, you are being asked to approve a one-time amendment to Visicu's Equity Incentive Plan authorizing an additional 400,000 shares of Common Stock that may be issued in 2007 with respect to awards granted under the plan. As of April 27, 2007, we have 596,654 awards available for grant in 2007 under the plan.

The requested increase is intended to enhance our ability to attract and retain additional talent to our management team. As part of our ongoing strategic planning, we have determined that we need to hire additional executives to expand our management team to enhance the infrastructure to support our growth initiatives. To the extent the additional awards requested are not utilized, they would no longer be available for granting after December 31, 2007.

If the grants are awarded in the form of options, the exercise price of the options will be the closing price of our common stock on the Nasdaq Global Market on the date the grant. The options would vest 25% on the first anniversary of the grant and monthly thereafter for three years.

Our board of directors proposes that you approve this amendment to the plan. The following is a fair and complete summary of the plan as proposed to be amended. This summary is qualified in its entirety by reference to the amendment to the plan, which appears as Appendix A to this document, and to the full text of the plan (prior to amendment), which was filed with the SEC as Exhibit 10.1 to our Registration Statement on Form S-1/A, File No. 333-129989, on March 13, 2006.

Description of the Visicu, Inc. Equity Incentive Plan

General

Purpose: The purpose of the plan is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and contribute to our growth and financial success and by enabling us to attract, retain and reward the best-available people.

Eligibility & Participation: Participation in the plan is open to all of our employees, officers, directors and other individuals providing bona fide services to us or any of our affiliates, as the administrator may select from time to time. As of April 26, 2007, all seven non-employee directors, and approximately 110 employees and consultants are eligible to participate in the plan.

Shares Available under the Plan: Under the plan before the proposed amendment, the plan provides that the number of shares of our common stock that we may issue with respect to awards under the plan in each calendar year during any part of which the plan is in effect will not exceed 2% of the total shares of our common stock outstanding on the first day of such year, plus the number of shares available for awards in the previous calendar year that were not awarded under the plan.

Under the plan as proposed to be amended, the number of shares of our common stock that we may issue with respect to awards under the plan will not exceed (i) two percent (2%) of the total shares of our common stock outstanding on the first day of such year, plus (ii) the number of shares determined under clause (i) for prior calendar years that were not awarded under the plan. In addition to the foregoing, under the plan as amended, we may issue an aggregate of 400,000 additional shares of our common stock, with respect to awards made in 2007 in connection with the hiring and retention of additional executives to expand our management team in 2007.

The maximum number of shares that may be issued with respect to awards granted under the plan is increased by the number of shares that were available for issuance under our 1998 Stock Option Plan, which was a predecessor to this plan, as of the effective date of this plan.

Under the plan as amended, the limit on the number of shares that may be issued pursuant to incentive stock options intended to qualify under section 422 of the Internal Revenue Code is increased from 12,500,000 shares to 12,900,000 shares.

The maximum number of shares of common stock subject to awards of any combination that may be granted under the plan during any fiscal year to any one individual is limited to 1,000,000 shares (or, 1,500,000 during the first fiscal year of an individual's employment with us or our affiliate).

These limits will be adjusted to reflect any stock dividends, stock splits, split-ups, recapitalizations, mergers, consolidations, business combinations or exchanges of shares and the like. If any award, or portion of an award, under the plan expires or terminates unexercised, becomes unexercisable, is settled in cash without delivery of shares, or is forfeited or otherwise terminated, surrendered or canceled as to any shares, or if any shares of common stock are repurchased by or surrendered to us in connection with any award, or if any shares are withheld by us, the shares subject to such award and the repurchased, surrendered, and withheld shares will thereafter be available for further awards under the plan. Any shares that are surrendered to or repurchased or withheld by us or are otherwise forfeited will not be available for purchase pursuant to incentive stock options intended to qualify under section 422 of the Internal Revenue Code.

As of April 27, 2007, the fair market value of a share of our common stock, determined by the last reported sale price per share of common stock on that date as quoted on the Nasdaq Global Market was $9.49.

Types of Awards

The plan allows for the grant of stock options, stock appreciation rights, stock awards, phantom stock awards, performance awards, and other stock-based awards. The administrator may grant these awards separately or in tandem with other awards. The administrator will also determine the prices, expiration dates and other material conditions governing the exercise of the awards. We, or any of our affiliates, may make or guarantee loans to assist grantees in exercising awards and satisfying any withholding tax obligations arising from awards, to the extent permitted by law.

Stock Options: The administrator may grant awards of either incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or nonqualified stock options. Only our employees or employees of our subsidiaries, however, may receive incentive stock option awards. Options intended to qualify as incentive stock must have an exercise price at least equal to fair market value on the date of grant, but nonqualified stock options may be granted with an exercise price less than fair market value. The option holder may pay the exercise price in cash, by tendering shares of common stock, by a combination of cash and shares, or by any other means the administrator approves.

The following table shows the number of options received by the persons listed below as of April 16, 2007:

Cumulative Option Grants Table

Name and Position	Number of Options
Frank T. Sample Chief Executive Officer and President	1,850,000
Vincent E. Estrada Senior Vice President and Chief Financial Officer	355,000
Michael J. Breslow Executive Vice President, Clinical Research and Development	390,000
Brian A. Rosenfeld Executive Vice President and Chief Medical Officer	390,000
All Current Executive Officers as a Group	2,985,000
All Current Directors who are not Executive Officers	374,000
Each Nominee for Election as Director(1) Van R. Johnson	-0-
Each other Person who Received 5% of such Options	-0-
All Employees, including current Officers who are not Executive Officers, as a Group	4,734,151

(1) Options granted to Dr. Rosenfeld, a nominee for Director, are shown separately above. Options granted to Mr. Bronfein, a nominee for Director, for 62,000 shares are included in the amount for all Current Directors in the above table.

Stock Appreciation Rights: The administrator may grant awards of stock appreciation rights which entitle the holder to receive a payment in cash, in shares of common stock, or in a combination of both, having an aggregate value equal to the spread on the date of exercise between the fair market value of the underlying shares on that date and the base price of the shares specified in the grant agreement.

Stock and Phantom Stock Awards: The plan allows the administrator to grant restricted or unrestricted stock awards, or awards denominated in stock-equivalent units to eligible participants with or without payment of consideration by the grantee. Stock awards and phantom stock awards may be paid in cash, in shares of common stock, or in a combination of both.

Performance Awards: The administrator may grant performance awards which become payable in cash, in shares of common stock, or in a combination of both, on account of attainment of one or more performance goals established by the administrator. The administrator may establish performance goals based on our operating income, or that of our affiliates, or one or more other business criteria that the administrator may select that applies to an individual or group of individuals, a business unit, or us or our affiliate as a whole, over such performance period as the administrator may designate.

Other Stock-Based Awards: The administrator may grant other stock-based awards which may be denominated in cash, common stock, or other securities, stock equivalent units, stock appreciation units, securities or debentures convertible into common stock, or any combination of the foregoing. These awards may be paid in common stock or other securities, in cash, or in a combination of common stock, other securities and cash.

Administration

Administration: The plan is administered by our directors but may be administered by a committee or committees as the board may appoint from time to time. The administrator has full power and authority to take all actions necessary to carry out the purpose and intent of the plan, including, but not limited to, the authority to: (i) determine who is eligible for awards, and when such awards will be granted; (ii) determine the types of awards to be granted; (iii) determine the number of shares covered by or used for reference purposes for each award; (iv) impose such terms, limitations, restrictions and conditions upon any award as the administrator deems appropriate; (v) modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards (provided however, that, except as noted below, any modification that would materially adversely affect any outstanding award may not be made without the consent of the holder); (vi) accelerate or otherwise change the time in which an award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to an award, including, but not limited to, any restriction or condition on the vesting or exercisability of an award following termination of any grantee's employment or other service relationship; (vii) establish objectives and conditions, if any, for earning awards and determining whether awards will be paid after the end of a performance period, and (viii) establish sub-plans, for example, to grant awards in foreign jurisdictions.

Adjustments to Awards: In the event of a stock dividend of, or stock split or reverse stock split affecting our common stock, (i) the maximum number of shares as to which we may grant awards under the plan and the maximum number of shares with respect to which we may grant awards during any one fiscal year to any individual, and (ii) the number of shares covered by and the exercise price and other terms of outstanding awards, will be adjusted to reflect such event unless the board of directors determines that no such adjustment will be made.

Except as provided above, in the event of any change affecting our common stock, the Company or its capitalization, by reason of a spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, other than any such change that is part of a transaction resulting in a "change in control" of the Company (as defined in the plan), the administrator, in its discretion and without the consent of the holders of the awards, will make (i) appropriate adjustments to the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the plan (in the aggregate and with respect to any individual during any one fiscal year of the Company), and (ii) any adjustments in outstanding awards, including but not limited to modifying the number, kind and price of securities subject to awards.

In the event of any transaction resulting in a "change in control" of the Company (as defined in the plan), outstanding stock options and other awards that are payable in or convertible into common stock will terminate upon the effective time of the "change in control" unless provision is made for the continuation, assumption, or substitution of the awards by the surviving or successor entity or its parent. In the event of such termination, the outstanding stock options and other awards that would terminate upon the effective time of the "change in control" will become fully vested immediately before the effective time of the "change in control," and the holders of stock options and other awards under the plan will be permitted, immediately before the "change in control," to exercise or convert all portions of the awards which are then exercisable or convertible.

Without the consent of award holders, the administrator may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting the Company, or the financial statements of the Company or any affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the plan.

Awards Under the Plan

Because participation and the types of awards available for grant under the plan are subject to the discretion of the administrator, the benefits or amounts that any participant or groups of participants will receive are not currently determinable.

Amendment and Termination

Our board of directors may terminate, amend or modify the plan or any portion thereof at any time.

Federal Income Tax Consequences

The following is a general summary of the current federal income tax treatment of stock options, which are authorized for grant under the plan, based upon the current provisions of the Internal Revenue Code and regulations promulgated thereunder.

Incentive Stock Options: An optionholder recognizes no taxable income for regular income tax purposes as a result of the grant or exercise of an incentive stock option qualifying under section 422 of the Internal Revenue Code. Optionholders who neither dispose of their shares within two years following the date the option was granted nor within one year following the exercise of the option will normally recognize a capital gain or loss upon a sale of the shares equal to the difference, if any, between the sale price and the purchase price of the shares. If an optionholder satisfies such holding periods, upon a sale of the shares, the Company will not be entitled to any deduction for federal income tax purposes. If an optionholder disposes of shares within two years after the date of grant or within one year after the date of exercise (a "disqualifying disposition"), the difference between the fair market value of the shares on the exercise date and the option exercise price (not to exceed the gain realized on the sale if the disposition is a transaction with respect to which a loss, if sustained, would be recognized) will be taxed as ordinary income at the time of disposition. Any gain in excess of that amount will be a capital gain. If a loss is recognized, there will be no ordinary income, and such loss will be a capital loss. Any ordinary income recognized by the optionholder upon the disqualifying disposition of the shares generally will result in a deduction by the Company for federal income tax purposes.

Nonqualified Stock Options: Options not designated or qualifying as incentive stock options will be nonqualified stock options having no special tax status. An optionee generally recognizes no taxable income as the result of the grant of such an option. Upon exercise of a nonqualified stock option, the optionee normally recognizes ordinary income in the amount of the difference between the option exercise price and the fair market value of the shares on the exercise date. If the optionee is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale of stock acquired by the exercise of a nonqualified stock option, any gain or loss, based on the difference between the sale price and the fair market value on the exercise date, will be taxed as a capital gain or loss. No tax deduction is available to the Company with respect to the grant of a nonqualified stock option or the sale of the stock acquired pursuant to such grant. The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the optionee as a result of the exercise of a nonqualified stock option.

Other Considerations

The Internal Revenue Code allows publicly-held corporations to deduct compensation in excess of $1 million paid to the corporation's chief executive officer and its four other most highly compensated executive officers if the compensation is payable solely based on the attainment of one or more performance goals and certain statutory requirements are satisfied. We intend for compensation arising from grants of awards under the plan which are based on performance goals, and stock options and stock appreciation rights granted at fair market value, to be deductible by the Company as performance-based compensation not subject to the $1 million limitation on deductibility.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

PROPOSAL THREE

RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Ernst & Young, LLP as the Company's independent registered public accounting firm to perform the audit of our financial statements for fiscal year 2007, and we are asking you and other stockholders to ratify this appointment.

The Audit Committee annually reviews the independent registered public accounting firm's independence, including reviewing all relationships between the independent registered public accounting firm and us and any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm, and the independent registered public accounting firm's performance. Additionally, the Audit Committee also noted that our Ernst & Young LLP engagement audit partner is subject to regular rotation and the most recent rotation occurred in fiscal year 2003. As a matter of good corporate governance, the Board, upon recommendation of the Audit Committee, has determined to submit to stockholders for ratification the appointment of Ernst & Young LLP. In the event that a majority of the shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote on Proposal Three do not ratify this appointment of Ernst & Young LLP, the Audit Committee will review its future appointment of Ernst & Young LLP.

We expect that a representative of Ernst & Young LLP will be present at the Annual Meeting, have an opportunity to make a statement if he or she desires and be available to respond to appropriate questions.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee must pre-approve all audit and permissible non-audit services to be provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally requested annually and any pre-approval is detailed as to the particular service, which must be classified in one of the four categories of services. The Audit Committee may also, on a case-by-case basis, pre-approve particular services that are not contained in the annual pre-approval request. In connection with this pre-approval policy, the Audit Committee also considers whether the categories of pre-approved services are consistent with the rules on accountant independence of the Securities and Exchange Commission — the SEC.

Principal Accountant Fees and Services

The following is a summary of the fees billed or to be billed to us by Ernst & Young LLP for professional services rendered for the fiscal years ended 2006 and 2005:

Fee Category	Fiscal Year 2006	Fiscal Year 2005
Audit Fees	$456,016	$491,562
Audit-Related Fees	$ 1,500	$ 6,500
Tax Fees	$ 0	$ 64,190
All Other Fees	$ 0	$ 0
Total Fees	$457,516	$562,252

Audit Fees. Consist of fees billed for professional services rendered for the annual audit of our financial statements (as well as the related attestation report on management's assessment of internal control over financial reporting) and review of the SEC filings, including interim financial statements included in Form 10-Q quarterly reports and services that Ernst & Young LLP normally provides in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." These services include consultations concerning financial accounting and reporting standards.

Tax Fees. Consist of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal and state tax compliance, assistance with tax reporting requirements and audit compliance, tax planning. Tax compliance fees were approximately $46,700 in fiscal year 2005. All other tax fees were approximately $17,500 in fiscal year 2005. Services in connection with tax compliance, tax advice and tax planning in fiscal year 2006 were not performed by Ernst & Young LLP.

The Audit Committee determined that Ernst & Young LLP's provision of these services, and the fees that we paid for these services, are compatible with maintaining the independence of the independent registered public accounting firm. The Audit Committee pre-approved all services that Ernst & Young LLP provided in fiscal years 2006 and 2005, including fees paid to another accounting firm for tax services in 2006, in accordance with the pre-approval policy discussed above.

Recommendation of the Board

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2007.

STOCK OWNERSHIP

Beneficial Ownership of Certain Stockholders, Directors and Executive Officers

This table shows as of April 16, 2007: (1) the beneficial owners of more than five percent of our common stock and the number of shares they beneficially owned based on information provided in the most recent filings with the SEC; and (2) the number of shares each director, each nominee for director, each executive officer named in the Summary Compensation Table and all directors, nominees for director and executive officers as a group beneficially owned, as reported by each person. Except as noted, each person has sole voting and investment power over the shares shown in this table. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. For each individual and group included in the table below, the number of shares beneficially owned includes shares as to which voting power and/or investment power may be acquired within 60 days of April 16, 2007 (such as upon exercise of outstanding stock options) because such shares are deemed to be beneficially owned under the rules of the SEC. Percentage ownership of each stockholder is calculated by dividing the number of shares shown for such stockholder by the sum of the 32,635,138 shares of common stock outstanding on April 16, 2007 plus the number of shares of common stock that the stockholder had the right to acquire on or within 60 days after April 16, 2007. Except as otherwise noted, the address for each person or entity is c/o Visicu, Inc., 217 East Redwood Street, Suite 1900, Baltimore, MD 21202.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Executive Officers and Directors		
Frank T. Sample(1)	1,528,914	4.6%
Brian A. Rosenfeld, MD(2)	1,156,872	3.5%
Michael J. Breslow, MD(3)	1,082,464	3.3%
Vincent E. Estrada(4)	135,457	*
Stuart H. Altman	55,000	*
Michael G. Bronfein(5)	3,338,616	10.2%
John K. Clarke(6)	3,397,923	10.4%
Frances M. Keenan(7)	872,843	2.7%
James A. Oakey	249,998	*
Thomas G. McKinley(8)	3,532,947	10.8%
Ralph C. Sabin(9)	3,171,959	9.7%
All executive officers and directors as a group (eleven persons)(10)	18,522,993	56.8%
Five Percent Stockholders		
HealthCor Management, L.P.(11)	1,725,000	5.3%
Joseph Healey(12)	1,725,000	5.3%
Arthur Cohen(13)	1,725,000	5.3%
Cardinal Health Partners, L.P.(14)	3,397,923	10.3%
Pacific Venture Group(15)	3,119,709	9.6%
Partech U.S. Partners IV LLC(16)	3,407,432	10.4%
Sterling Venture Partners, L.P.(17)	3,278,616	10.0%

* Less than 1%

(1) Includes 17,500 shares held by Frank T. Sample and Michelle L. Sample, custodians for Lindsay T. Sample and 918,500 shares held jointly by Frank T. Sample and Michelle L. Sample. Also includes 592,914 shares of common stock subject to stock options exercisable within 60 days of April 16, 2007

(2) Includes 460,000 shares held by Rockland LLC. Dr. Rosenfeld is a managing member of Rockland LLC. Also includes 254,372 shares of common stock subject to stock options exercisable within 60 days of April 16, 2007.

(3) Includes 278,084 shares held by the Michael J. Breslow Grantor Retained Annuity Trust, of which Dr. Breslow's wife is the trustee. Also includes 254,372 shares of common stock subject to stock options exercisable within 60 days of April 16, 2007.

(4) Includes 135,457 shares of common stock subject to stock options exercisable within 60 days of April 16, 2007.

(5) Includes 3,278,616 shares held by Sterling Venture Partners, L.P. Mr. Bronfein is a Managing Partner of Sterling Venture Partners, L.P. Mr. Bronfein may be deemed to share voting and investment power with respect to these shares. Mr. Bronfein disclaims beneficial ownership of the shares.

(6) Includes 3,347,923 shares held by Cardinal Health Partners, L.P. Mr. Clarke is a managing member of Cardinal Health Partners Management, LLC, the General Partner of Cardinal Health Partners, L.P. Mr. Clarke, together with the other managing members of Cardinal Health Partners Management, LLC, shares voting and investment power with respect to these shares. Mr. Clarke disclaims beneficial ownership of the shares.

(7) Includes 822,843 shares held by The Abell Foundation, Inc. Ms. Keenan is chief financial officer of The Abell Foundation, Inc. Ms. Keenan may be deemed to share voting and investment power with respect to these shares. Ms. Keenan disclaims beneficial ownership of the shares.

(8) Includes 3,166,162 shares held by Partech U.S. Partners IV LLC; 120,635 shares held by Double Black Diamond II LLC; 40,211 shares held by Multinvest LLC; and 80,424 shares held by 45th Parallel LLC. Mr. McKinley is a Managing Member of each of Partech U.S. Partners IV LLC, Double Black Diamond II LLC, Multinvest LLC and 45th Parallel LLC. In his capacity as a Managing Member, he may be deemed to share voting and investment power with respect to the shares held by each of these entities. Mr. McKinley disclaims beneficial ownership of the shares. Also includes 75,515 shares held by Vendome Capital, a McKinley family fund.

(9) Includes 3,027,828 shares held by Pacific Venture Group II, L.P. and 91,881 shares held by PVG Associates II, LP. Mr. Sabin is a member of PVG Equity Partners II LLC, the General Partner of Pacific Venture Group II, L.P. and PVG Associates II, LP. Mr. Sabin may be deemed to share voting and investment power with respect to these shares. Mr. Sabin disclaims beneficial ownership of the shares.

(10) Includes 1,237,115 shares of common stock subject to stock options exercisable within 60 days of April 16, 2007.

(11) Based upon a report on Schedule 13G, filed February 21, 2007. The address of HealthCor Management, L.P. is 152 West 57th Street, 47th floor, New York, NY 10019.

(12) Based upon a report on Schedule 13G, filed February 21, 2007. These shares are also reported as HealthCor Management. L.P. The address of Joseph Healey is 152 West 57th Street, 47th floor, New York, NY 10019.

(13) Based upon a report on Schedule 13G, filed February 21, 2007. These shares are also reported as HealthCor Management. L.P. The address of Arthur Cohen is 152 West 57th Street, 47th floor, New York, NY 10019

(14) The address of Cardinal Health Partners, L.P. is 600 Akexder Park, Princeton, NJ 08540

(15) Includes 3,027,828 shares held by Pacific Venture Group II, L.P. and 91,881 shares held by PVG Associates II, LP. The address of Pacific Venture Group is 114 Pacifica Street, Suite 270, Irvine, California 92618.

(16) Includes 3,166,162 shares held by Partech U.S. Partners IV LLC, 120,635 shares held by Double Black Diamond II LLC, 40,211 shares held by Multinvest LLC and 80,424 shares held by 45th Parallel LLC. The address of Partech U.S. Partners IV LLC is 50 California Street, Suite 3200, San Francisco, California 94111.

(17) The address of Sterling Venture Partners, L.P. is 6225 Smith Avenue, Suite 210, Baltimore, Maryland 21209.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and persons who beneficially own more than 10% of our Common Stock to file initial reports of beneficial ownership and reports of changes in beneficial ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms filed by such person.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater-than-10% stockholders were complied with in fiscal year 2006.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers and places in perspective the data presented in the tables and narrative that follow.

Our compensation program for executive officers is designed to attract individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. It is also designed to reinforce a sense of ownership, to balance the short-term and long-term interests of our stockholders and to link rewards to measurable corporate and individual performance. The Compensation Committee oversees the design and administration of our executive compensation program.

Role of the Compensation Committee

Our Board of Directors has delegated to the Compensation Committee the responsibility for developing a compensation philosophy, establishing an executive compensation program and overseeing equity awards under the Visicu Equity Incentive Plan. One of the Committee's functions is to approve the individual compensation packages for each of our executive officers on an annual basis. Although the Compensation Committee maintains authority to approve final compensation packages for executive officers, the Committee considers the input and evaluations of our Chief Executive Officer, Frank T. Sample, as it relates to executive officers other than Mr. Sample. At the beginning of each year, Mr. Sample develops cash and equity compensation proposals for each executive, taking into consideration the results of such executive's annual review for the prior year. The Committee then reviews, discusses and approves the final executive compensation packages. The Compensation Committee, in private session, then discusses and approves Mr. Sample's annual compensation, in light of the annual performance review and industry related survey data provided. Mr. Sample does not participate in the determination or discussion of his own compensation.

Generally, the compensation of our executive officers is composed of a base salary, an annual incentive compensation award, or bonus, and equity awards in the form of stock options. In setting compensation, the Compensation Committee utilizes the individual contributions of the particular executive during the past year and relative results in the annual Culpepper High Tech Compensation Survey for Executive Pay. The annual incentive compensation award is based upon our annual incentive plan. In addition, stock options are granted to provide the opportunity for long-term compensation based upon the performance of our common stock over time.

Compensation Program Objectives and Philosophy

In General. The objectives of our compensation programs are to:

- attract, motivate and retain talented and dedicated executive officers,
- provide our executive officers with both cash and equity incentives to further both our interests and the interests of our stockholders, and
- provide our employees with long-term incentives so we can retain them and provide stability as we establish our niche in the market and grow the company.

Competitive Market. We define our competitive market for executive talent and investment capital to be software technology companies, including healthcare. To date, we have not engaged in the benchmarking of executive compensation but we may choose to do so in the future.

Compensation Process. The Compensation Committee reviews and approves all elements of compensation for each of our named executive officers, taking into consideration recommendations from our principal executive officer (for compensation other than his own). We have not retained a compensation consultant to review our policies with respect to executive compensation. The Compensation Committee does review related industry survey data.

Elements of Executive Compensation

Our executive compensation program consists of three major elements: base salary, an annual incentive compensation award and long-term equity incentives in the form of stock options. Additionally, we provide our executives other benefits and perquisites, consisting of life and health insurance benefits and a qualified 401(k) savings plan. Post-termination severance and acceleration of stock option vesting for certain named executives and all executives upon termination and/or a change in control are described in "Severance and Change of Control Benefits". Our philosophy is to position the aggregate of these elements at a level that is commensurate with our size and relative performance.

Base Salary. We provide the opportunity for our named executive officers and other executives to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for the position, and to provide a base wage that is not subject to our performance risk. The Compensation Committee reviews base salaries for our named executive officers and other executive officers annually in December with adjustments, if any, being effective the following January. Any increases are based on our performance as well as individual performance.

Assuming a payout of 2006 incentive bonuses at target levels for 2006, base salaries would account for approximately 65% of total targeted compensation for the Chief Executive Officer and 72% on average for our other named executive officers. In 2006, base salaries represented a high percentage of total actual compensation due to lower incentive compensation awards received as a result of not achieving some of the goals established for the year.

Cash Incentive Compensation. The second form of cash compensation our executive officers are eligible to receive is a performance-based incentive bonus. This incentive bonus is intended to reward our executives for attaining prescribed company-wide and individual performance goals. In 2006, Mr. Sample was eligible for an annual cash bonus equal to 53% of his annual salary and the other named executive officers were eligible for an annual cash bonus of, on average, 38% of their annual salary. On an annual basis, the Compensation Committee fixes the percentage of salary for the eligible bonus on the basis of the executive's comparable seniority and responsibilities within the management team.

There are two principal components of the performance criteria against which bonus achievement is measured, each accounting for 50% of the executive's eligible annual bonus. The first component is based on our attainment of predetermined corporate goals to achieve our growth targets. Commensurate with our philosophy of integrating compensation with corporate performance, we must achieve at least a minimum amount of the prescribed target in order for the executive officers to receive any portion of their respective incentive bonus attributable to achieving corporate goals for the year. The second principal component of the bonus criteria is individual performance goals, which vary by executive. We believe allocating 50% of each executive's eligible bonus to attainment of individual performance goals creates a strong incentive for an executive to excel in areas that are primarily within their control. To emphasize the importance of individual performance with company success, the percentage achievement of individual goals is applied to any award resulting from the achievement of corporate goals, which may result in a lower award.

The threshold targets for corporate goals are recommended by our executive management to the Compensation Committee for discussion and final approval. The individual annual performance goals of the executive officers, other than Mr. Sample, are established by the Chief Executive Officer and submitted by him to the Compensation Committee for its annual review, discussion and approval. Mr. Sample's suggested annual performance goals are submitted to the Compensation Committee for its independent review and approval. The final form of the corporate and individual performance goals are then communicated to the respective officers. On a annual basis, management provides the Compensation Committee with a score sheet detailing each individual executive's success or failure in meeting his or her prior year's performance goals. The Compensation Committee has the discretionary authority to revise the performance-based bonus amount for each executive in light of certain factors including: the achievement of publicly announced goals targets, meeting product milestones, attainment of strategic goals, cross-functional teamwork and other business related mattes. The Compensation Committee did not exercise this discretion with respect to any named executive officer's performance-based bonus for the year ended December 31, 2006.

With respect to the Company's 2006 corporate goals (50% of the total bonus opportunity and threshold to earning any of the bonus amounts), the Committee established sales targets, taking into consideration the Company's annual operating plans. The specific quantitative factors considered by the Compensation Committee are confidential information, disclosure of which would result in competitive harm for the Company. These threshold targets were not met for the 2006 year.

The individual executive performance goals (the remaining 50% of each individual executive's bonus potential) involved increasing organizational efficiencies and productivity, providing for and accommodating future growth and increasing intimacy with our customers. The specific details of these goals are Visicu confidential information. These milestone goals are challenging to achieve and are intended to focus an executive's attention on key accomplishments within his or her respective organization that will enhance the long-term value of the company. The specific details of the individual goals are Visicu's confidential information, as they could reveal to our competitors our strategy and processes, which in turn would cause us financial and competitive harm. In 2006, we averaged approximately 90% achievement of the individual executive goals.

Long-term Equity Incentives. We provide the opportunity for our named executive officers and other executives to earn long-term equity incentive awards. Long-term incentive awards provide employees with the incentive to stay with us for longer periods of time, which in turn provides us with greater stability during our period of growth. These awards also are less costly to us in the short term than cash compensation. We review long-term equity incentives for our named executive officers and other executives annually in January. Our long-term equity incentive program currently consists solely of grants of stock options, which are granted at the discretion of the Compensation Committee using survey data and other considerations, including the recommendations of our Chief Executive Officer for the other executives. The Compensation Committee, in private session, then discusses and approves these recommendations along with any award to the Chief Executive Officer, who does not participate in the determination or discussion of his own awards.

For our named executive officers, our stock option program is based on grants that were individually negotiated in connection with employment and other grants to our executives. We have traditionally used stock options as our form of equity compensation because stock options provide a relatively straightforward incentive for our executives, result in less immediate dilution of existing shareholders' interests and, prior to our adoption of FAS 123(R), resulted in less compensation expense for us relative to other types of equity awards. See "Compensation of Named Executives" for grants to our named executives during 2006. All grants of stock options to our employees were granted with exercise prices equal to or greater than the fair market value of our common stock on the respective grant dates. For a discussion of the determination of the fair market value of these grants, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation."

Stock options grants to our named executive officers vest monthly over a four-year period and are exercisable until the 10th anniversary of the grant. In general, the option grants are also subject to the following post-termination and change in control provisions:

Event	Award Vesting	Exercise Term
Termination by Us for Cause, Reason Other than Cause or Disability or Death	Forfeit Unvested	90 days
Disability or Death	Forfeit Unvested	One-year from
Change in Control	Accelerated*	*

* In the event of specified change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, outstanding stock options granted under our equity incentive plan and other awards granted under our equity incentive plan that are payable in or convertible into our common stock will terminate upon the effective time of such change of control transaction unless provision is made in connection with the transaction for the continuation or assumption of such stock options and other awards by, or for the substitution of the equivalent awards of, the surviving or successor entity or a parent thereof. In the event of such termination, the outstanding stock options and other awards that will terminate upon the effective time of the change of control transaction will become fully vested immediately before the effective time of the

transaction, and the holders of the stock options and other awards will be permitted, immediately before the change of control transaction, to exercise or convert all portions of the stock options and other awards that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change of control transaction.

The vesting of certain of our named executive officers' stock options is accelerated pursuant to the terms of their employment agreements in certain termination and/or change in control events. These terms are more fully described in "— Employment Agreements."

Equity Compensation Plan Information

Our board of directors adopted and our stockholders approved our equity incentive plan in June 1998 and subsequent amendments and restatements of our equity incentive plan in January 2004, April 2005 and October 2005. This Plan provides for the granting of stock options to employees, consultants, officers and directors. The Compensation Committee of the Board administers this Plan. Options could be granted at exercise prices determined by the Compensation Committee in its discretion and be exercisable at such times and be subject to such conditions as the Compensation Committee determines, but no option can be exercised later than ten years from the date of grant. Options granted under the Plan all provide for an exercise price of not less than fair market value on the date of grant and have been generally exercisable in the following manner: the first 25% of the options granted vest after twelve months and the remainder then vests monthly during the three year period thereafter. Options grants have also been issued to employees and directors the vest monthly of a four year period beginning one month from the date of grant.

The following table provides information as of December 31, 2006, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

	A	B	C
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity compensation plans approved by security holders:	3,438,419	$2.25	747,042

Executive Benefits and Perquisites

In General. We provide the opportunity for our named executive officers and other executives to receive certain perquisites and general health and welfare benefits. We also offer participation in our defined contribution 401(k) plan. During 2006, we matched employee contributions under our 401(k) plan up to $1,000. We provide these benefits to all of our employees as an additional incentive and to remain competitive in the general marketplace for talent. During 2006, these benefits amounted to less than 10% of the total compensation.

Severance and Change of Control Benefits

In General. We provide the opportunity for certain of our named executive officers to be protected under severance and change of control provisions contained in their employment agreements. We provide this opportunity to attract and retain an appropriate caliber of talent for the position. We believe our arrangement with Mr. Sample to be reasonable in light of the fact that cash severance is limited to continuing his then current salary for one-year following termination. All named executive officers excluding Mr. Sample are included in the Management Severance Plan as described below. Our severance and change in control provisions for the named executive officers are summarized in the section of this Proxy Statement entitled Compensation of the Named Executive Officers and Directors, under the heading Potential Payments upon Termination or Change of Control.

Management Severance Plan. We have adopted a management severance plan that establishes guidelines regarding severance benefits for executives who are terminated without cause. Pursuant to the plan, upon reaching specified eligibility criteria, executives terminated without cause are eligible for certain severance benefits. The amount of severance pay is dependent upon the employee's position with us, and the maximum severance payment under the guidelines ranges from four to nine months of salary. Any severance pay provided under the plan is suspended as soon as the terminated individual acquires other employment.

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS AND DIRECTORS

Compensation of the Named Executive Officers — Summary Compensation

The following table sets forth a summary of the compensation for the year ended December 31, 2006 paid to or earned for services rendered to us by our Chief Executive Officer, Chief Financial Officer and all our other named executive officers. The compensation in the following table does not include perquisites and other personal benefits received by a named executive officer that did not exceed 10% of the officer's total reported salary and bonus.

2006 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Other(4)	Total
Frank T. Sample Chief Executive Officer and President	2006	$290,481	$ —	$196,506	$60,000	$1,000	$547,987
Vincent E. Estrada Senior Vice President and Chief Financial Officer	2006	$207,923	$10,000	$341,137	$40,800	$1,000	$600,860
Michael J. Breslow Executive Vice President, Clinical Research and Development	2006	$238,125	$ —	$138,723	$46,075	$1,000	$423,923
Brian A. Rosenfeld Executive Vice President and Chief Medical Officer	2006	$244,583	$ —	$138,723	$46,075	$1,000	$430,381

(1) Represents a cash bonus awarded to Mr. Estrada in connection with the completion of the IPO in April, 2006.

(2) The dollar amounts in this column represent the compensation cost to the Company for the year ended December 31, 2006 of stock option awards granted in and prior to 2006. These amounts have been calculated in accordance with SFAS No. 123R using the Black-Scholes-Merton model and the assumptions outlined in Note 2 of our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 13, 2007. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) Amounts in this column represent cash incentive awards earned in 2006 and paid in 2007 under our cash incentive plan as further described in this Proxy Statement under the Compensation Discussion and Analysis and note (2) in the Grants of Plan Based Awards table.

(4) Represents the amount of the company match for employee contributions under our 401(k) plan.

GRANTS OF PLAN-BASED AWARDS

The following table shows, for the fiscal year ended December 31, 2006, certain information regarding stock option grants to the named executive officers:

Grants of Plan-Based Awards

Name	Grant Date (1)	Estimated Future Payouts under Non-Equity Incentive Plan Awards(2)			All other Stock Awards: Number of Shares of Stock or Units	All other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards (per share)	Grant Date Fair Value of Stock and Option Awards(4)
		Threshold	Target	Maximum				
Frank T. Sample								
Corporate Incentive	—	$18,750	$75,000	$93,750				
Individual Incentive	—		$75,000					
Option Grant	1/26/06				—	75,000	$5.67	$539,250
Vincent E. Estrada								
Corporate Incentive	—	$10,200	$40,800	$51,000				
Individual Incentive	—		$40,800					
Option Grant	—				—	—	—	—
Michael J. Breslow								
Corporate Incentive	—	$12,125	$48,500	$60,625				
Individual Incentive	—		$48,500					
Option Grant	1/26/06				—	50,000	$5.67	$359,500
Brian A. Rosenfeld								
Corporate Incentive	—	$12,125	$48,500	$60,625				
Individual Incentive	—		$48,500					
Option Grant	1/26/06				—	50,000	$5.67	$359,500

(1) "Grant Date" applies only to equity incentive awards.

(2) These columns set forth the threshold, target and maximum amount of corporate incentive and the target amount of individual incentive for each Named Executive Officer's annual cash incentive award for the year ended December 31, 2006 under our incentive compensation plan. The actual cash bonus award earned for the year ended December 31, 2006 for each Named Executive Officer is set forth in the 2006 Summary Compensation Table above. As such, the amounts set forth in this column do not represent additional compensation earned by the named executive officers for the year ended December 31, 2006. For more information regarding our incentive compensation plan and the performance-based awards granted thereunder, please see please see the section of this Proxy Statement entitled Compensation Discussion and Analysis, under the heading Elements of Executive Compensation — Cash Incentive Compensation.

(3) Stock options were granted pursuant to our Equity Incentive Plan. The shares subject to the option vest equal monthly installments over a four-year period. Vesting is contingent upon continued service.

(4) The grant date fair value represents our reassessment of the fair value of our common sock using the Black-Scholes-merton options-pricing model as further described in our Annual Report on Form 10-K under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Stock Based Compensation.

Outstanding Equity Awards at December 31, 2006

The following table shows, for the fiscal year ended December 31, 2006, certain information regarding outstanding equity awards at December 31, 2006 for the named executive officers.

	Option Awards			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Frank T. Sample	406,789	—	0.35	10/3/2011
	22,727	484	0.35	1/23/2013
	72,916	27,084	0.35	1/23/2014
	47,916	52,084	0.90	1/28/2015
	17,187	57,813	5.67	1/26/2016
Vincent E. Estrada	100,333	216,667	1.80	8/10/2015
Michael J. Breslow	25,000	—	0.90	7/19/2011
	100,000	—	0.35	1/24/2012
	24,479	521	0.35	1/23/2013
	36,458	13,542	0.35	1/23/2014
	11,979	13,021	0.90	1/28/2015
	20,833	29,167	1.80	4/28/2015
	11,458	38,542	5.67	1/26/2016
Brian A. Rosenfeld	25,000	—	0.90	7/19/2011
	100,000	—	0.35	1/24/2012
	24,479	521	0.35	1/23/2013
	36,458	13,542	0.35	1/23/2014
	11,979	13,021	0.90	1/28/2015
	20,833	29,167	1.80	4/28/2015
	11,458	38,542	5.67	1/26/2016

Option Exercises and Stock Vested

The following table provides information, for the named executive officers, on stock options exercised during 2006, including the number of shares acquired upon exercise and the value realized.

Option Exercises and Stock Vested

	Option Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)
Frank T. Sample	750,000	$2,151,430
Vincent E. Estrada	8,000	$ 64,312
Michael J. Breslow	—	—
Brian A. Rosenfeld	—	—

(1) Equal to the difference between the market price of the underlying securities at exercise and the exercise price of the options.

Pension Benefits

The Company does not maintain a defined benefit plan.

Nonqualified Deferred Compensation

The Company does not maintain a non-qualified defined contribution plan or other deferred compensation plan.

Potential Payments upon Termination or Change of Control

Employment Agreement with Frank T. Sample

In September 2001, we entered into an employment agreement with Mr. Sample, pursuant to which Mr. Sample was appointed our President and Chief Executive Officer for a period of three years. In April 2004, we amended Mr. Sample's employment agreement to extend the term through December 31, 2006 and to automatically extend the term for successive one-year periods unless either we or Mr. Sample provides twelve months prior notice of a decision not to further extend the term of the agreement.

If we terminate Mr. Sample's employment without "just cause" as that term is defined in the agreement, or if Mr. Sample terminates his employment following our failure to cure a "substantial breach" of the agreement within 30 days of receipt of written notice, then Mr. Sample is entitled to continue to receive his salary at the rate in effect on his termination date and any health or other insurance benefits provided by us to Mr. Sample as of the date of his termination for a period of twelve months. A "substantial breach," as defined in the agreement, includes:

- failure by us to pay Mr. Sample his salary, bonus or benefits;
- failure by us to allow Mr. Sample to participate in our benefit plans generally available to senior executives;
- failure of our successor to assume the agreement;
- assigning to any other person any of Mr. Sample's material duties or responsibilities; or
- following a merger or acquisition, Mr. Sample ceasing to be president or chief executive officer.

Under the agreement, Mr. Sample is entitled to an annual base salary of $250,000, subject to increases as approved by our board of directors. We may pay up to $25,000 of Mr. Sample's annual base salary through the issuance of shares of our common stock. Mr. Sample is also eligible for a bonus of up to $125,000 payable in cash or shares of our common stock if he meets certain performance objectives set by our board of directors. Mr. Sample's target bonus is subject to increases as approved by our board of directors. Under the agreement, we granted Mr. Sample an option to purchase up to 1,476,789 shares of our common stock subject to future vesting. We also reimbursed Mr. Sample for relocation expenses.

During the term of the agreement and ending on the first anniversary of his termination date, Mr. Sample has agreed not to:

- participate or engage, directly or indirectly, in any business activities undertaken by us in any part of the United States where we are doing business; or
- solicit or endeavor to entice away from us any of our employees, customers or clients.

Offer Letter Agreement with Vincent E. Estrada

In August 2005, we executed an offer letter with Mr. Estrada, pursuant to which Mr. Estrada was offered a position as our Chief Financial Officer. Mr. Estrada's employment relationship with us is at will and either we or Mr. Estrada may terminate the relationship at any time with or without cause. Pursuant to the offer letter, we granted Mr. Estrada an option to purchase up to 325,000 shares of our common stock subject to future vesting. If we terminate Mr. Estrada's employment without "cause" as that term is defined in the offer letter within thirty-six months of his hire date, then these options will continue to vest for an additional twelve months following his termination date and he will have twelve months from the final vesting date to exercise those options. We also provided Mr. Estrada with reimbursement for relocation expenses.

Compensation of Directors

The following table provides compensation information for the one year period ended December 31, 2006 for each non-employee member of our Board of Directors. No member of our Board employed by us receives separate compensation for services rendered as a member of our Board.

Director Compensation

Name(1)	Fees Earned or Paid in Cash(1)	Stock Awards	Option Awards(2)	Non-Equity Incentive Plan Compensation	Change in Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Stuart H. Altman	$6,000	—	$90,375	—	—	—	$96,375
Michael G. Bronfein	$7,000	—	$24,333	—	—	—	$31,333
John K. Clarke	$8,000	—	$24,333	—	—	—	$32,333
Frances M. Keenan	$7,000	—	$52,483	—	—	—	$59,483
James A. Oakey	$8,000	—	$24,333	—	—	—	$32,333
Thomas G. McKinley	$8,000	—	$24,333	—	—	—	$32,333
Ralph C. Sabin	$7,000	—	$24,333	—	—	—	$31,333

(1) Represents fees earned in 2006 pursuant to our Compensation Policy for Non-Employee Directors in 2006, as discussed above.

(2) The dollar amounts in this column represent the compensation cost to the Company for the year ended December 31, 2006 of stock option awards granted in and prior to 2006. These amounts have been calculated in accordance with SFAS No. 123R using the Black-Scholes-Merton model and the assumptions outlined in Note 2 of our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on March 13, 2007. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

Annual Cash Compensation. For fiscal year 2006, each non-employee director received $1,000 for each Board meeting attended, and $1,000 for each committee meeting attended whether attendance was in-person or by telephone or video conference). Directors who are employees receive no compensation for their services as directors. All directors, however, received reimbursement for out-of-pocket expenses of the directors associated with attending Board and committee meetings.

Prior to becoming a public company on April 5, 2006, non-employee directors did not receive any cash compensation for their services. All directors, however, received reimbursement for out-of-pocket expenses of the directors associated with attending Board and committee meetings prior to becoming a public company.

Equity Compensation. The Equity Incentive Plan provides for the discretionary grant of non-qualified stock options to non-employee directors. During 2005, each non-employee director received a grant of non-qualified stock options for 50,000 shares of common stock. These options contained an "early exercise" provision. Upon early exercise of the option, the members of the board of directors receive restricted common stock. All grants of restricted common stock vested 25% in 2006, and vest ratably each month thereafter for an additional 36 months if the director continues to provide service to the Company. If the restricted stock does not vest because the required service period is unmet, the Company has the option to reacquire the restricted common stock for the lesser of the amount paid by the director to acquire it or the fair value of the common stock at the call date. During 2005 and 2006, non-employee directors exercised options to purchase 250,000 shares and 100,000 shares of restricted common stock, respectively. In 2006, Mr. Bronfein and Ms. Keenan each acquired 50,000 shares of restricted common stock.

AMENDMENT TO VISICU, INC. EQUITY INCENTIVE PLAN

THIS AMENDMENT (this "Amendment") is adopted effective as of , 2007, by VISICU, Inc., a Delaware corporation (the "Company").

Recitals

WHEREAS, the Board of Directors of the Company finds it desirable and in the best interests of the Company to increase the maximum number of shares of common stock of the Company authorized for issuance under the VISICU, Inc. Equity Incentive Plan (the "Plan").

NOW, THEREFORE, the Plan is hereby amended as follows:

The first paragraph of Section 4 of the Plan is amended to read in its entirety as follows:

"**4. Shares Available for the Plan; Maximum Awards**

Subject to adjustments as provided in Section 7(d) of the Plan, in each calendar year during any part of which the Plan is in effect, the shares of Common Stock that may be issued with respect to Awards granted under the Plan shall not exceed (i) two percent (2%) of the total shares of Common Stock outstanding on the first day of such year, plus (ii) the number of shares determined under clause (i) for prior calendar years that were not awarded under the Plan. In addition to the foregoing, and subject to adjustments as provided in Section 7(d) of the Plan, the Company may issue an aggregate of up to 400,000 additional shares of Common Stock, with respect to Awards made in 2007 in connection with the hiring and retention additional executives to expand the management team. No more than an aggregate of 12,900,000 shares of Common Stock may be issued pursuant to incentive stock options intended to qualify under Code section 422. The Company shall reserve such number of shares for Awards under the Plan, as described in this paragraph, subject to adjustments as provided in Section 7(d) of the Plan."

IN WITNESS WHEREOF, this Amendment has been executed to be effective as of the date and year first above written.

VISICU, Inc.
By: ______________________

Date: ______________

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-51865

Visicu, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**52-2107238**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

217 East Redwood Street, Suite 1900
Baltimore, Maryland 21202-3315
(Address of principal executive offices)

(410) 276-1960
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.0001 par value per share	The NASDAQ Stock Market LLC
(Title of each class)	*(Name of each exchange on which registered)*

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on June 30, 2006, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $265.2 million (based on the last reported sale price of the common stock on the NASDAQ National Market on that date). Shares of the registrant's common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for any other purpose.

Number of shares of the registrant's class of common stock outstanding as of March 5, 2007: 32,575,179

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the registrant's 2007 Annual Meeting of Stockholders, which is expected to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the registrant's fiscal year ended December 31, 2006, are incorporated by reference into Part III of this Annual Report on Form 10-K. With the exceptions of the portions of the Proxy Statement expressly incorporated by reference herein, such document shall not be deemed filed with this Annual Report on Form 10-K.

VISICU, INC.

ANNUAL REPORT ON
FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

Table of Contents

PART I

Item 1. *Business*

This Business section and other parts of this Annual Report on Form 10-K, which we refer to as this Annual Report, contain forward-looking statements that involve risk and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those set forth in "Item 1A. Risk Factors" and elsewhere in this Annual Report.

Overview

We are a healthcare information technology and clinical solutions company focused on transforming the delivery of care to the highest acuity patients in the hospital through our eICU Program. Our eICU Program is an advanced remote monitoring system for ICUs that allows hospitals to help improve patient treatment outcomes by leveraging their scarce critical care trained staff to monitor ICU patients more frequently and to intervene earlier to prevent or manage crises. Using our eICU Program, one intensivist and two critical care nurses can manage up to 100 patients and direct on-site caregivers in providing proactive and timely care. In addition, because our eICU Program is designed to improve compliance with current ICU best practice treatment methods, we believe it enables our customers to reduce medical errors and improve outcomes in the ICU. These improvements can shorten recovery times and the length of stay of ICU patients, which reduces costs and increases revenue opportunities for our customers.

Our eICU Program consists of an eICU Center with direct data, video and audio links with ICU patient rooms and our eCareManager suite of software products. In the eICU Center, intensivists and critical care nurses use multiple screens at eCareManager workstations to monitor real-time data, current visual status, care plan, diagnostic results and treatment history for each patient. Each eCareManager workstation has direct high-resolution video and audio links with the patient room. This feature allows the eICU staff to make virtual rounds of the ICU beds, consult with and respond to calls from the on-site caregivers and direct necessary patient interventions. Our eCareManager software suite processes the data from the vital sign monitoring and other hospital systems to alert the eICU staff to those patients whose conditions are deteriorating or who are in need of immediate intervention. This early intervention helps the eICU staff prevent potential crises as well as manage those crises that do arise.

We were founded in March 1998 by two Johns Hopkins Hospital intensivists determined to improve patient care in the ICU. Studies have shown that a significant increase in intensivist-directed ICU care could result in as much as a 30% reduction in hospital mortality, or an estimated 54,000 lives annually. However, there are only approximately 6,000 board certified intensivists in the United States, which we estimate is one-quarter of the number needed to cover all ICU beds in the country. Our eICU Program helps to address this critical shortage by significantly increasing the number of patients that can be treated simultaneously by each intensivist. In our Critical Care Medicine study, the use of our eICU Program by one of our customers reduced mortality risks in that customer's ICUs by approximately 27% and reduced the average length of stay in the ICUs by approximately 16%. In the study, these improvements were shown to reduce average costs per case by approximately 25% and increase the hospital's average contribution margin per case by approximately 56%. Contribution margin represents revenue less variable costs. We believe that the significant patient care benefits and the meaningful return on investment that our eICU Program can provide differentiates it from other clinical information solutions.

We focus on delivering effective implementation, user training and workflow redesign and ongoing support services as an integral part of our eICU Program. During the implementation phase, which we typically complete in seven to nine months, we use proven project management principles, including change management and remote, on-line learning techniques, to facilitate rapid and complete adoption by our customers. After implementation, we evaluate system performance and user behaviors and, when appropriate, recommend organizational and operational adjustments that we consider necessary to improve eICU Program effectiveness and efficiency. These optimization services measure the ultimate success of our customers' implementation through the use of web-based surveys and reports on productivity, operating performance and return on investment. We believe that our focus on implementation and ongoing support services helps ensure that our customers' investments in our program are well managed and achieve our customers' financial and operational objectives.

We sell our eICU Program primarily to multi-hospital systems and networks of community and rural hospitals. Since our first eICU Program implementation in June 2000, we have implemented our eICU Program with some of the largest multi-hospital healthcare providers in the United States. As of December 31, 2006, we had contractual commitments for approximately 9% of the estimated 60,000 adult ICU beds in over 180 hospitals in the United States.

Industry Background

There are approximately 4,900 hospitals in the United States, which provide inpatient care to more than 36 million patients annually. Hospital costs represented approximately 30% of total healthcare expenditures in the United States, or approximately $571 billion, in 2004. Although fewer than 12% of hospital patients require ICU care, these patients may account for approximately $125 billion to $200 billion, or 22% to 34%, of total hospital costs. Approximately four million adult patients are treated in ICUs each year, resulting in direct ICU costs of $35 billion to $55 billion per year. Hospital administrations and their boards of directors are seeking ways to improve the quality of care and limit their operating costs. As a result, hospitals are increasing their spending on information technology solutions that improve patient safety and control costs. We believe that hospitals are particularly interested in information technology solutions that address staffing shortages, improve efficiency and meet increasing competitive pressures.

According to the American Hospital Association, there are approximately 60,000 adult ICU beds in the United States. Based on our current pricing for the eICU Program, which excludes hardware and third-party products, this equates to a $1.5 billion initial market opportunity for installation and implementation, plus the opportunity for ongoing annual support revenues of approximately $170 million. In addition, our program may be applicable to other care areas, such as step-down units, operating and recovery rooms and emergency departments. The international market for our eICU Program represents another potential opportunity.

Hospitals face significant challenges, including improving patient care, managing staffing and controlling costs in the ICU.

Increasing Number, Acuity and Costs of ICU Patients

ICU patients are often physiologically unstable with one or more organs failing, which increases the likelihood of medical errors and adverse events. The inherent instability of these patients requires constant monitoring and access to the appropriate expertise of caregivers with a broad knowledge base and ability to prioritize among competing problems. In a study sponsored by the Agency for Healthcare Research and Quality, researchers reported that approximately 20% of ICU patients experience an adverse event, of which almost half may be preventable. We believe that over the last decade, the number and acuity of patients in ICUs has increased significantly due to the aging population and advances in medicine. According to a study from The Advisory Board Company, approximately 28% of total hospital costs are spent in the ICU. It is estimated that 40% to 50% of ICU costs are spent on only 14% of ICU patients. According to the Advisory Board Company study, the average total cost per day of caring for an ICU patient is four times the cost of caring for a patient on a general medical and surgical floor.

Shortage of Intensivists and ICU Nurses

Intensivists are specialists in managing acute life-threatening events. The Leapfrog Group, a coalition of more than 170 large public and private organizations, has estimated that improved ICU care directed by intensivists could result in as much as a 30% reduction in hospital mortality, or an estimated 54,000 lives annually. However, a shortage of intensivists in the United States has prevented hospitals from providing additional intensivist oversight in the ICU. In the United States, only 10% to 20% of hospitals currently have the dedicated intensivists on staff needed to meet the Leapfrog Group's ICU physician staffing criteria. The

American Society of Anesthesiologists estimates that 10,000 to 25,000 full-time intensivists would be needed to staff all ICUs in the United States around-the -clock. However, there are only approximately 6,000 intensivists in the United States. The Committee on Manpower for Pulmonary and Critical Care Societies has predicted that a growing shortage of intensivists is likely to persist for many years. In addition to a shortage of intensivists, hospitals also face a shortage of trained critical care nurses. This combination frequently results in inexperienced medical personnel staffing the ICU.

Lack of Available ICU Beds Cause Hospital Bottlenecks

Approximately 40% of ICU patients originate from the emergency department and approximately 20% from operating rooms. When there are no available ICU beds, emergency departments send ambulances to other hospitals and elective surgeries must be cancelled or rescheduled. An American Hospital Association study found that 62% of hospital emergency departments were at or above capacity and that a lack of available ICU beds was the largest reported reason for emergency departments sending ambulances to other hospitals. A Government Accounting Office study reported that approximately 10% of hospitals in large population areas were sending ambulances to other hospitals 20% of the time, or more than 4 hours per day. A California study found that patients admitted from the emergency department accounted for 38% of hospital admissions and generated an average profit of $1,220 per admission. A study by The Johns Hopkins Hospital, a major teaching hospital in Baltimore, Maryland, estimated that it lost approximately $6.6 million a year in revenue as a result of its inability to accept patients through the emergency department because of a lack of ICU beds. Similarly, the rescheduling of major surgeries that require post surgical ICU care results in significant physician and patient dissatisfaction and potential lost revenue if the surgery is cancelled or rescheduled at a different hospital.

Our Solution

Our eICU Program is an advanced remote monitoring system and set of clinical services designed to improve critical care. Key benefits of our eICU Program include:

Improved Patient Outcomes. Our eICU Program is designed to promote rapid clinical intervention and the standardization of patient care through more frequent monitoring of ICU patients, increased intensivist-directed care and improved compliance with current ICU best practice treatment methods. As a result, the eICU Program enables our customers to improve patient outcomes and reduce medical errors. In our Critical Care Medicine study, our eICU Program reduced mortality risks in a customer's ICUs by approximately 27%, reduced the number of patients who stayed in the ICU for more than six days, known as outlier patients, by approximately 16% and reduced the average length of stay in the ICU by approximately 16%.

Reduced Hospital Costs. As shown in our Critical Care Medicine study, our eICU Program can help reduce the average length of ICU stay, in part due to a reduction in the number of outlier patients, and reduce the average costs per case of ICU patients through more frequent monitoring, earlier intervention and more consistent application of current ICU best practice treatment methods. The reductions in average length of ICU stay and daily costs of ICU care shown in our Critical Care Medicine study resulted in a reduction in average cost per case of approximately 25% and an increase in average contribution margin per case of approximately 56%.

Increased Productivity and Improved Quality of Life of Critical Care Professionals. Through our eICU Program, one intensivist and two ICU nurses making virtual rounds can effectively monitor up to 100 ICU patients, compared to the current practice of one on-site intensivist monitoring only 10 to 12 patients. In addition, our technology can improve the quality of life for physicians. The 24-hour per day clinical direction provided by the eICU Center assures physicians that high quality care is provided to their patients even when the physicians are at home or otherwise unavailable. In addition, because the bedside nurses in the ICU can rely on the eICU physicians for consultation and patient care decisions, after hours interruptions of physicians can be minimized.

Increased Hospital Revenue Potential. Our eICU Program enhances hospital revenue opportunities by reducing the average length of stay of patients in the ICU and freeing beds for additional patients. In many larger hospitals, ICUs are a bottleneck that can delay or cause emergency departments to send ambulances to other hospitals and limit the number of serious, but elective, surgical operations. Our Critical Care Medicine study estimated that our eICU Program permitted the ICUs at the study site to generate more than $3 million in financial benefit over the six-month study period. In addition, our eICU Program supports accurate documentation of care and provides reports to hospital billing departments that can justify appropriate charges based on data substantiating the acuity of the condition treated or therapy provided.

Our eICU Program

Our eICU Program consists of our eCareManager suite of software products, the underlying platform and networking technology and our clinical program guides and services. The eCareManager system and services enable our customers to establish and operate an eICU Center. Our advanced eCareManager suite of software products provides the primary functionality for our eICU Program. We supplement the eCareManager software with comprehensive technical and clinical implementation services and ongoing product and program support and reporting services. Our software is used to operate an eICU Center networked to multiple ICU beds in one or more hospitals. The eICU Center is staffed by the hospital's intensivists and critical care nurses. Each clinician has a workstation that runs our software system. Each workstation has multiple screens that display the patient's profile and electronic medical record, provide Smart Alert prompts and a clinical care support tool to guide treatment decisions. Each workstation also displays continuous data from patients' bedside monitors and can be configured to access other hospital systems, such as pharmacy systems. Direct high resolution video and audio links with the patient room allow the eICU Center staff to make virtual rounds of the ICU beds, consult with and respond to calls from on-site caregivers and direct necessary patient interventions. In addition, the hospital can equip each patient's room with an eICU call button, or eLert that allows the on-site medical professionals to request the help of the eICU Center staff at any time.

Our eCareManager software implements the eICU Center functions, processes, policies and workflow and the ICU and eICU Center interactions to communicate information and coordinate and standardize care. We work with each customer to adopt and modify these functions to their care policies and procedures.

Our eCareManager suite of software products is comprised of our Patient Care and Best Practice Tools and Reporting Solutions Core Reports.

eCareManager Patient Care and Best Practice Tools. eCareManager Patient Care displays clinical information in views and formats that allow the user to quickly evaluate an individual patient's status and move quickly to other patients. A patient profile screen automatically summarizes vital sign trends, organ systems, interventions, current treatments and results. The eICU staff uses the patient profile to prepare, update and review a detailed care plan and enter progress notes. Users enter these notes and other data using drop down menus that are processed by the software and used in other eCareManager applications, such as task lists and Smart Alert prompts. These notes are also used to produce Core Reports. An interactive multi-disciplinary care plan displays the goals and actions for each day. During virtual rounds, the eICU staff can quickly navigate through all their patients' information and recommend treatment. Our eCareManager system securely stores patient data and restricts access to the data only to authorized users. Our program interfaces with our customers' existing clinical information and administrative systems and serves as the patient's critical care record repository.

In addition, the on-site nurse or physician can use eCareManager Patient Care Tools at the patient's bedside as the electronic critical care record. This electronic record features a full-function vital sign flow sheet and provides the same care plan and notes functionality that is available to the eICU staff. This greatly facilitates coordination of care and communication among all the physician and nurses providing patient care.

Our proprietary Smart Alert prompts continuously evaluate incoming clinical data from patient monitors and other sources to detect changes in values and trends that might signify an impending change in a patient's condition. These changes are often too subtle to be detected by a bedside caregiver who is typically involved in direct care tasks for multiple patients. For example, although a minor change in both heart rate and respiration rate over a short period of time may not trigger an alarm for either condition individually and may not be noticed by a bedside nurse, the combination may signify an impending crisis and trigger a Smart Alert prompt. The eICU Center workstations display Smart Alert prompts to notify the ICU staff to look in on a patient to determine if any intervention or closer monitoring is required.

The Source is an online, interactive decision support application that helps clinicians make diagnostic and therapeutic decisions at the point of care. As part of our Best Practices Tools, the Source incorporates current best practice treatment methods and provides a standardized approach to hundreds of the most common clinical and therapeutic dilemmas that occur in critical care. The Source support tool is available from the eCareManager at the eICU Center or at the patient's bedside.

Reporting Solutions. Reporting Solutions generate detailed information about overall hospital ICU practice patterns and performance, daily management reports, and outcomes and best practice reports. The eCareManager software generates reports from the data captured in its database. By profiling how ICU care is delivered, we provide information not normally available to ICU physicians or administrators, such as blood glucose levels among all patients in the ICU over a period of time, appropriate use of beta blockers and occurrence of complications in the ICU. ICU directors and hospital administrators use the reports to guide performance improvements and monitor progress.

Transforming Critical Care Services

We focus on delivering effective implementation, user training and workflow redesign and ongoing support services as an integral part of our program. We have designed our clinical and technical implementation program to maximize user acceptance, promote behavioral change at all levels and increase the probability of complete implementation success. We believe that our focus on implementation and support services helps ensure that our customers' investments in our program are well managed and achieve the customers' financial and operational objectives.

Technology Integration and Clinical Transformation Services. Our technology integration and clinical transformation services departments provide system installation and activation and ensure that the eICU Program is integrated into a customer's technical and operational environment. We focus on delivering effective technical and clinical implementations on time and on budget. Through our technology integration services, we provide a project manager to oversee the entire implementation process and the technical resources to help install and configure our system. Through our clinical transformation services, we conduct detailed clinical reviews and planning sessions with our customers to prepare them to operate the eICU Center and to interact with their ICU staffs and physicians.

Technology Integration Services. Each implementation project, whether for a new client or an expansion by an existing client, begins with engagement of the customer's executive team to set the expectations and commitment for their organization. We assign one of our project managers to each implementation project to work with the customer's project manager to develop, schedule and execute the implementation plan. Our implementation process typically requires seven to nine months between a new customer order and full implementation. During this period, we are in frequent contact with the customer at levels from senior hospital management to information technology to the chief medical officer. We use proven project management principles, including change management and remote, on-line learning techniques, to facilitate rapid and complete adoption by our customers. Our technical team works with each customer to specify, order, configure and install necessary system hardware, networking and interfaces.

Clinical Transformation Services. Our clinical transformation services team of physicians and nurses assists our customers' ICU staff and physicians to effectively transition and implement our eICU Program. We work closely with the customer to create the business process design to incorporate the eICU Center into the hospital's day-to -day operations. Early in the implementation process we engage the hospital leadership to become active in the integration process. Our clinical transformation services team is comprised of experienced critical care physicians and nurses who recommend operational structure design, policies and procedures, eICU Center and ICU integration, workflow standardization, clinical data collection, training and activation support. Our role is to provide expertise, advice and support. The customer makes all policy, procedure and personnel staffing decisions.

We have developed a remote, on-line training program for use by customer clinicians in learning the software and system operations. This program provides an on-line simulation of the eICU Center and provides the customer a cost effective way to train new clinicians at the customer's site.

Clinical Optimization Services. We also promote our customers' eICU Program success by providing a set of reports and consulting services to help our customers improve eICU Center operations and coordinate and collaborate with ICUs. Our eCareManager Reporting Solutions and Clinical Excellence consultative services assist our customers in tracking their eICU Center and ICU performance and benchmarking themselves against other eICU Centers. The Clinical Optimization Services involves periodic on-site reviews and recommendations following implementation, quarterly eCareManager system reports and quarterly web-based surveys. Core Reports address compliance with best practices, eICU utilization rates and risk adjusted outcomes. On-site reviews address organizational and workflow efficiency, effectiveness and integration of the ICUs with the eICU Center.

Our Strategy

Our goal is to become the industry leader in using information technology and clinical programs to transform the management of acutely ill patients. Key elements of our strategy include:

Increasing Sales and Marketing Efforts in the United States. There are approximately 60,000 adult ICU beds in over 3,500 hospitals in the United States. As of December 31, 2006, we had contractual commitments for approximately 9% of the estimated 60,000 adult ICU beds in over 180 hospitals in the United States. We plan to expand our sales and marketing efforts so that we may pursue new customers. As we pursue new customers, we intend to continue to focus our efforts on multi-hospital systems that typically recognize the greatest benefits and fastest return on an investment in our program and represent the largest individual sales opportunities. We also intend to seek to expand our customer base to serve additional U.S. government hospitals. We believe our position as a provider of an advanced information technology solution to ICUs, together with our implementation experience and installed base of nationally recognized reference customers, will help us attract new customers.

Expanding Penetration with our Existing Customer Base. We believe that there are significant opportunities to expand within our installed customer base, in particular by increasing the number of monitored beds at existing multi-hospital system customers. As of December 31, 2006, we have activated approximately 66% of the total contractually committed beds within our existing customer base. In addition, our contracts with these customers may cover implementation of only a portion of the facilities or ICU beds managed by the health system. Once our eICU Program is installed and operational, it has been our experience that our customers often seek to expand the number of ICU beds monitored to all of the beds managed by their health system, thereby increasing our licensing and recurring support fees. In addition, our customers can extend the eICU Program to non-affiliated hospitals as part of outreach and regional efforts. This provides us opportunities to extend our market reach without additional direct sales efforts.

Enhancing our Program Offerings. Our customers' clinical and operational needs drive our product program and support development. We believe that further enhancements and additional functionality should assist us in selling our program to multi-hospital systems and expanding sales to our existing customers. For example, we released a mobile version of our solution, eCareMobile, in 2006 that allows modular ICU bed monitoring. We also added daily management reports to allow caregivers in the ICU to identify outstanding care or documentation requirements. We intend to pursue future enhancements through internal development, relationships with technology partners, and the acquisition or license of additional technology. Examples of enhancements and additional functionality currently under development include:

- improving the utility of Smart Alert prompts;
- expanding Reporting Solutions with more advanced analytic and data mining tools, reports and benchmarking metrics and customer direct access to underlying data;
- refining our clinical optimization services department to provide more effective, data-driven consulting services to assist customers to successfully improve their critical care program; and

- reducing the resources, costs and time for both us and our customers that are needed to implement and upgrade our program through improved project methods, additional remote services and advanced software configuration design.

Evaluating Opportunities to Expand our eICU Program Model. We believe that there are significant opportunities to offer our eICU Program to hospitals to monitor lower acuity beds, emergency departments and other special care units. For example, there are approximately 65,000 step-down beds in transitional care units and, based on a Government Accounting Office study, there are 40,000 to 80,000 emergency department beds or treatment spaces in the United States. Patients in these units, while still at risk, are typically closely monitored but do not require intensive nursing care. Once an eICU Program is in place at a hospital, we believe that extending it to these lower acuity areas becomes a viable option. In addition, we believe that there is an opportunity to include peri-operative, neonatal and pediatric intensive care and general care beds within the eICU Program. As we better define these opportunities, we may elect to either build or acquire the core clinical information technology and services.

Pursuing International Sales of the eICU Program. We believe that there are significant opportunities to offer our eICU Program to customers outside of the United States, many of which face the same cost and personal challenges as domestic hospitals. We estimate that there are approximately 50,000 to 60,000 ICU beds in Europe and approximately another 40,000 to 50,000 ICU beds in the rest of the world. Because each national market may have different clinical, economic and regulatory requirements, we may elect to collaborate with third parties as we approach these markets.

Sales, Marketing and Customers

Sales

We use a direct sales model. Our sales representatives have substantial experience in healthcare related direct sales and are trained in our eICU Program and the needs of our potential customers. Our sales strategy includes identifying potential customers in various regions and then qualifying a subgroup in each region that will then become the focus of the sales effort. We evaluate progress and provide coaching at regularly scheduled conference calls and meetings.

Our executive management and sales support and marketing communications team, which provide sales aids, product demonstrations, lead generation, market development and proposal assistance, support our sales representatives. As part of the sales process, most prospective customers visit an existing eICU Center and meet with that hospital's executives and caregivers who use our eICU Program. Our ability to provide strong references from our existing customer base is a high priority and often necessary in the sales process. As a result, the sales process is complex and expensive. Our sales cycle is at least nine months, and typically longer, from the point when serious customer interest is established until a definitive agreement is executed.

We provide all potential customers with a detailed return on investment analysis and cost proposal. The proposal includes our software license, support fees and our implementation services as well as third-party hardware and platform costs. We currently provide our customers with a perpetual license and require an annual software support fee. We do not negotiate discounts from our list price. However, customers can reduce costs per bed by initially licensing more beds and implementing our eICU Program at these beds over a contractually designated period. As of December 31, 2006, we had nine sales representatives. We plan to expand our sales and marketing efforts, including the hiring, training and deploying of additional sales representatives and sales support personnel, so that we may increase our market coverage and complete more sales.

Marketing

Our marketing strategy is designed to generate qualified sales leads and build awareness of the eICU Program as a more effective alternative to the traditional management of ICUs. In our marketing efforts, we use references from our existing customers, industry word-of -mouth referrals, and the local and national media coverage of our customers after they begin using our eICU Program. Our key marketing efforts include:

- working with customers to obtain local and national news coverage and journal articles;
- obtaining national news recognition and awards;
- exhibiting at healthcare trade shows;
- advertising in medical healthcare technology magazines; and
- conducting web-based seminars targeted at key hospital decision makers.

Market research shows that health systems' top priorities are controlling their operating costs, improving the quality of care and expanding their market share. Many of our customers operate in competitive environments and seek to preserve or increase their market share. We believe that the eICU Program addresses costs and quality issues and provides early adopters with a market differentiator and competitive advantage. For example, the eICU Program allows hospitals to meet the Leapfrog ICU physician staffing requirements, which require, among other things, that an intensivist be on-site to manage the ICU eight hours per day, seven days per week, or alternatively that an intensivist be available 24 hours per day, seven days per week, by telemedicine. Our customers market the value of the eICU approach to patient care and in turn have received significant local and national television and print news coverage. Our customers and the eICU Program have been the subjects of stories on the ABC and CNN television networks and in national publications, including *USA Today*, the *Wall Street Journal*, *U.S. News & World Report* and *Prevention*. Local media, including television and newspapers, have covered virtually all prior eICU Center activations. We actively assist our customers in maximizing this coverage.

Customers

We sell our eICU Program primarily to multi-hospital systems. We can provide one or multiple eICU Centers to support as many facilities as our customers require. One customer, Sutter Health System, has activated multiple eICU Centers to support several hospital regions that monitor a total of approximately 374 beds as of December 31, 2006. Generally, our customers have found they need a minimum of 40 ICU beds for the eICU Center to be an appropriate technological solution from a cost standpoint. However, in several instances, smaller hospital systems, with fewer ICU beds individually, have established joint arrangements to share the cost and use of our program for the monitoring of their ICU beds. A typical installation of our program at a single hospital involves a multi-million dollar investment by our customer over a multi-year contract period.

As of December 31, 2006, we had contractual commitments for approximately 9% of the estimated 60,000 adult ICU beds in over 180 hospitals in the United States. As of December 31, 2006, we have activated approximately 66% of the total contractually committed beds within our existing customer base. Our backlog of contractually committed future revenues is a result of our multi-year customer support agreements combined with our ratable revenue recognition methodology. As of December 31, 2006, our revenue backlog, which we determine by totaling the minimum fees payable over the term of each customer contract and subtracting revenues recognized to date, amounted to $71.6 million. We expect to recognize approximately 49% of this backlog in 2007. As of December 31, 2005, our revenue backlog amounted to $70.2 million.

The following selected customers, many of which have purchased our program for use at multiple hospitals, represent the different types of hospitals at which we have implemented our program:

- Sentara Healthcare was our first eICU Program customer and participated in our Critical Care Medicine study. Sentara operates a five hospital system in the Norfolk, Virginia area. It is consistently named one of the top health systems in the country.
- Advocate Health Care in Chicago initially implemented our eICU Program to monitor 44 beds, and as of December 31, 2006 was monitoring over 240 beds from a single eICU Center.

- The University of Pennsylvania, a leading academic medical center, uses the eICU Program to monitor ICUs in its main hospital and in one of its community hospitals.
- Avera Health, based in South Dakota, uses the eICU Program at its larger hospitals and is offering the eICU Program to small, outlying critical access hospitals.
- The United States Army uses the eICU Program at Tripler Army Hospital in Honolulu to monitor patients thousands of miles away in Guam.

For the year ended December 31, 2006, no customer represented more than 10% of our revenue. For the year ended December 31, 2005, we derived approximately 13% of our revenues from Sutter Health, a community-based healthcare provider in Northern California, and approximately 12% of our revenues from Advocate Health Care, a multi-hospital healthcare provider in Illinois. For the year ended December 31, 2004, we derived approximately 23% of our revenues from Advocate Health Care, approximately 23% of our revenues from New York-Presbyterian Healthcare System, a multi-hospital healthcare system, approximately 20% of our revenues from Sutter Health and approximately 10% of our revenues from Sentara Healthcare, a multi-hospital system in southeastern Virginia.

Customer Support Services

Our Customer Support department is designed to ensure that our systems are fully operational and that any customer problems are quickly resolved. We provide 24-hour per day, 365-day per year service and support for our software. Our call center evaluates calls and begins an immediate response depending on the severity of the issue. In every instance our response team works to have the eICU Center fully functional as soon as possible. This may include remote diagnostics or dispatching one of our technical resources to work with the customer on-site. Customer Support also proactively contacts all accounts to keep them advised of upcoming software releases, discuss problems, share solutions implemented at other locations and answer any other questions.

Technology, Research and Development

Technology

Our eCareManager suite of software products operate on our customers' networks. Our system coexists with current information systems and is capable of importing data and patient information from other sources, such as patient admitting data, lab results, medication orders and third-party flow sheets. Our software system is built as an n-tier application based on Internet protocols and Microsoft technology. Hardware servers and networking are industry standard and compatible with customers' existing networks and platforms. We do not sell infrastructure hardware, networking or operating and database software, which are required to host our applications. We provide customers with complete systems requirements based on their existing networking and planned installation as part of the implementation services. Each customer must then provide the specified infrastructure from the customer's preferred infrastructure vendors. In addition, we specify the in-room audio and video products, which are provided by a third-party integrator. User workstations require high-end personal computers but can coexist with other hospital applications. These may be deployed on wired or wireless networks or over virtual private networks for remote users. We also specify necessary standard interfaces to monitoring and hospital information systems. Hospitals with varying levels of technological advancement use our program, including hospitals with complete clinical information systems and hospitals with none.

Our software is designed around an open standards architecture that allows integration with clinical information systems and devices. We believe our commitment to open standards, such as Health Level Seven messaging and document standards, means that our software will be compatible with new clinical information systems and device technologies that conform to these common standards. Our software also includes tools that enable the transfer of our critical care record to enterprise health record systems.

We can deploy our software in a high availability configuration on redundant server clusters with redundant storage systems. We support either full backup and recovery or mirrored archives in two different locations, enabling uninterrupted operation in the event of the loss of one server. Our software is developed in compliance with ISO 9001 and has been certified as ISO 9001 compliant since 2003.

Research and Development

We follow a formal product development process based on a two-year product development plan and employ dedicated product development personnel. Clinical advisory boards and end-user focus groups that are organized by area of expertise advise us on the clinical functionality of our program. We host an annual users' group, which is attended by clinical and technical leaders from our customer base and is designed to provide us with direct feedback on our programs. We have focused our research and development efforts on the continued evolution of an intelligent, fault tolerant, highly scalable system and operational program for ICU management and the treatment of ICU patients. We adhere to a philosophy of open standards-based solutions. We believe that we have designed our eICU Program in a way that enables us to add new functionality more quickly and more economically than traditional methods of building software, providing us with a competitive advantage. We plan upgrades to our eCareManager software to be released approximately once every six to nine months.

As of December 31, 2006, we had 38 employees primarily dedicated to research and development activities. In addition to our employees, we also engage contractors and consultants on a routine basis to perform specified research and development activities. We incurred company-sponsored research and development expenses of $4.3 million in 2004, $5.3 million in 2005 and $5.5 million in 2006. We plan to continue to expand our research and development efforts.

Products and Applications Under Development

We are actively developing additional products and applications for our products designed to better serve our customers and expand our revenue opportunities. We focus our new release efforts on five areas:

- architecture;
- usability;
- new functions;
- integration; and
- support/installation.

Each release incorporates some balance of these areas to improve the eICU Program. For example, recent and near term releases have added new Smart Alert prompts and improved specificity, meaning fewer false alarms, and sensitivity, meaning an ability to detect impending events. Similarly, we have added a medications interface in order to automatically capture new drug orders. New releases have moved the software onto the latest versions of Microsoft Windows Server, making use of new architectural features.

Intellectual Property

We rely on a combination of trade secrets, copyrights, trademarks, patents and patent applications, licenses and employee and third-party nondisclosure agreements and other protective measures to protect our proprietary technology and our brand. We have filed patent applications and we intend to continue to file patent applications, when appropriate, as an important part of our intellectual property strategy.

Our co-founders, Dr. Brian Rosenfeld and Dr. Michael Breslow, developed the underlying core technology for the eICU Program and its related functionality. We own, by assignment or by contractual terms, all of the core technology evidenced in our patent and pending patent applications.

We have one issued U.S. patent, which expires in 2019. Our issued patent covers a system and method for the care of critically ill patients receiving hospital intensive care that combines a real-time, multi-node telemedicine network and an integrated, computerized patient care management system. Our eICU Program is an implementation of the system and method covered by our issued patent as well as our pending patent applications. In 2005, the U.S. Patent and Trademark Office, or U.S. Patent Office, initiated a reexamination of our issued patent pursuant to a request made by iMDsoft. During the reexamination proceeding, we amended our patent claims. In September 2006, the U.S. Patent Office issued a reexamination certificate allowing all 26 claims of our U.S. patent as amended. In January 2007, the U.S. Patent Office initiated a second reexamination of our issued patent pursuant to another request made by iMDsoft. During the second reexamination proceeding, we amended our patent claims and presented arguments to the U.S. Patent Office intended to overcome the references cited in the second reexamination request. We are awaiting the official office action response from the U.S. Patent Office. In addition, our patent remains the subject of an application for interference filed by iMDsoft with the U.S. Patent Office and a lawsuit between us and Cerner Corporation. These proceedings are described in more detail under "— Legal Proceedings."

We have filed fourteen additional patent applications that are now pending. These patent applications are continuation-in-part applications of the original filing and relate to various individual technological aspects of the eICU Program disclosed in our issued patent. Because these pending patent applications are based on the technological aspects of the eICU Program originally disclosed in our issued patent but have claims different from the claims of our issued patent, the issuance of patents based on these patent applications is not dependent on the outcome of the current reexamination of our issued patent. If any patents are issued from these continuation-in-part applications, we expect that some of the resulting patents would also expire as early as 2019.

We have issued foreign patents in Singapore, Canada, and Australia. These foreign patents also expire in 2019. A European application is currently pending and, if allowed, may be registered in all of the countries in the European Union at our election. We do not expect that our foreign patents and patent applications will be affected by the outcome of the reexamination of our issued patent by the U.S. Patent Office.

We developed and own a majority of the software that is used in our product and service offerings. The other software used in our product and service offerings, as well as the hardware that is required to implement our eICU Program, are commercially available products. We have all of the software licenses from third parties that we believe are necessary to implement our current program. As we develop new products and new versions of products, it may be necessary to renegotiate with these third parties to ensure that our licenses are complete and valid. In such a case, our existing third-party licensors may not be willing to make the needed licenses available on terms acceptable to us, but we believe in most cases there are alternative vendors from whom we could obtain any necessary software licenses.

Our trademarks include VISICU®, eICU®, eVantage®, SmartAlerts®, eCareMobile™, eCareManager™, eLert™ and our logo. Other trademarks, service marks and trade names appearing in this Annual Report are the property of their respective owners.

Competition

We face a highly competitive environment in the healthcare information technology market and more generally among the many healthcare improvement initiatives that compete for hospitals' limited management and capital resources. The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. In particular, the healthcare information technology systems market is characterized by frequent new software solution introductions.and software solution enhancements and evolving industry standards and requirements. Although the market for software products and processes that provide an advanced remote monitoring technology for hospital ICU beds is relatively new and still developing, we face increasing competition from other companies in the healthcare information technology market. Our actual and potential competitors include companies that provide critical care clinical information software systems. These companies may seek to expand their product offerings to include remote monitoring and processes similar to those included within our eICU Program. These companies include Picis and iMDsoft, which provide ICU patient management and software information systems, as well as Philips Medical Systems and General Electric Healthcare, which provide patient monitoring systems. Other actual and potential competitors include companies that sell enterprise clinical and hospital information systems. These companies may seek to expand or enhance their product offerings in the future to include an ICU application module offering a process similar to our eICU Program. These companies include Cerner Corporation, Eclipsys Corp., Epic Systems Corp., General Electric Healthcare, McKesson Corp., Medical Information Technology, Inc. and Siemens Medical Solutions Health Services Corporation. We expect that other major software information systems companies, large information technology consulting service providers and system integrators, telemedicine and Internet-based companies and others specializing in the healthcare industry may develop products or services that compete with our eICU Program.

It may be difficult for us to compete in the future based on pricing. Under most of our existing customer agreements, if we offer a lower price on license fees to new customers making comparable purchases from us we must offer that same lower price to those existing customers. In some cases, we could be required to refund to those existing customers a portion of the license fees already paid to us. This pricing term limits our ability to negotiate discounted license rates to new customers without triggering an obligation to provide the same discount to many of our existing customers who previously entered into agreements for comparable purchases.

Many of our actual and potential competitors have significantly greater financial, technological and other resources and name recognition than we do and more established distribution networks and relationships with healthcare providers. Because of their greater resources, many of these companies can respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution and litigation and finance capital equipment acquisitions for their customers. Our actual and potential competitors may develop new products, services or technologies that could render our products or technologies obsolete or noncompetitive.

Our ability to compete successfully will depend on a number of factors both within and outside our control, including:

- ease of integration of our technology with existing clinical programs, infrastructure and services;
- speed of implementation;
- length of development cycles of our technology and our clinical program;
- product innovation and development of new products and features;
- product quality, features and performance;
- cost-effectiveness;
- customer service and support;
- the experience of our clinical services professionals; and
- the product and policy decisions announced by our competitors.

Government Regulation

We market, sell, and distribute our products and services in the heavily regulated U.S. healthcare industry. Our business operations and financial arrangements in this industry may be subject to a complex array of federal laws and regulations. Our healthcare provider customers are also subject to laws and regulations governing reimbursement, sales and discounting practices, and referrals as well as patient privacy and data security, because our products are used in diagnosing and treating patients enrolled in government-funded healthcare programs such as Medicare and Medicaid. In addition, a number of states have adopted their own laws and regulations, and these laws may vary significantly from one state to the next. Violation of such federal and state laws and regulations can result in civil and criminal penalties involving substantial fines and imprisonment. Furthermore, if we are successful in implementing our strategy of beginning to offer and sell our products internationally, we will become subject to additional regulations by foreign governments.

Food and Drug Administration

Our eICU Program is a medical device subject to extensive regulation by the Food and Drug Administration, or FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, or the FDC Act. Each device that we wish to distribute commercially in the United States, unless otherwise exempt, requires regulatory clearance or approval prior to commercial distribution.

Medical devices are classified by the FDA into one of three classes based primarily on the risk posed to patients. The lowest risk devices are in Class I and are generally exempt from any form of premarket clearance. Class II devices are moderate risk devices and, unless exempt, require FDA clearance of a premarket notification, which is commonly referred to as a 510(k), for marketing. Our eICU Program is a Class II device. Devices that pose the greatest risk are in Class III and require approval of a premarket approval application or PMA. When submitted to the FDA, both premarket notifications and premarket approval applications must be accompanied by a user fee, unless exempt.

The FDA cleared our eICU Program, and its use for providing patient information and surveillance of hospitalized patients both at the point of care and at a remote location, through the 510(k) notification process. This process requires submission of a notification demonstrating that the proposed device is substantially equivalent to a so-called "predicate device," which is a device that has already received 510(k) clearance or was used in the marketplace prior to May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. A device is substantially equivalent to a predicate device if it has the same intended use as the predicate and either the same technological characteristics of the predicate, or different technological characteristics that do not raise new questions of safety and effectiveness, and the device is as safe and effective as the marketed device. Clearance under the 510(k) process typically takes from 90 days to over a year from the date of a complete filing, depending on the number of questions the FDA has concerning the submission. Some applications may never receive clearance because the FDA raises safety issues that cannot be resolved or requests additional data that the company cannot produce or that may not be economical to produce. Therefore, there is the risk that FDA clearance for any of our future devices, or for further clinical uses of our existing device, may be delayed or not cleared. There is also the risk that FDA clearance may restrict us from making claims we would like to make. Moreover, the FDA is always free to subsequently withdraw any clearance previously granted.

If our future devices or further clinical uses of our eICU Program cannot be cleared through the 510(k) process, we would be required to submit a premarket approval application, which is known as a PMA. We would be required to support the PMA with extensive data, including but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

Our eICU Program did not require premarket approval, nor do we currently expect that any future device or indication will require premarket approval.

After a device receives 510(k) clearance or a PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any decision and may disagree with a manufacturer's determination. We have modified aspects of our eICU Program since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. We are not required to notify the FDA of modifications that do not require additional clearances or approvals. However, the FDA may become aware of these modifications in connection with a periodic inspection or a proposed modification that requires additional FDA clearance or approval. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA approval, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distributing the modified device, and to recall any sold devices, until 510(k) clearance or premarket approval is obtained. In addition, we could be subject to significant regulatory fines, penalties or other sanctions.

Generally, our customers do not bill or receive direct reimbursement by the government or other third payers for the services provided under the eICU Program. In some instances our customers have or are negotiating with third-party payers for some payment to reflect the costs of providing this service to improve care. Our customers pay eICU staff either as employees or independent contractors for the hours worked in the center. We do not believe any such arrangements are improper or contrary to any government rules or regulations, including those concerning fraud and abuse. However, we cannot assure you that they will be found compliant if examined by regulatory authorities.

Fraud and Abuse

A number of federal laws, loosely referred to as fraud-and-abuse laws, are used to prosecute healthcare providers, physicians and others that fraudulently or wrongfully obtain or solicit remuneration in exchange for the referral of patients or ordering of services covered by a federal health program. Given the breadth of these laws and regulations, we cannot assure you that they will not be found applicable to our business or the financial arrangements through which we market, sell, and distribute our products. These include federal anti-kickback and self-referral laws and regulations.

Anti-Kickback Law. The anti-kickback provisions of the Social Security Act prohibit the exchange of anything of value with the intent to encourage utilization of items or services payable under a federal healthcare program unless the arrangement meets all of the requirements for a limited set of exceptions or "safe harbor" conditions. Courts have construed the anti-kickback law to mean that a financial arrangement will violate such law if even one of the purposes of one of the parties is to encourage patient referrals or other federal healthcare program business, regardless of whether legitimate purposes also exist for the arrangement. Penalties for federal anti-kickback violations are severe. Conviction can result in up to five years imprisonment, a $25,000 fine per offense, and exclusion from participation under federal healthcare programs. Violators may also be assessed civil monetary penalties ranging from $10,000 to $50,000 per offense, as well as damage assessments equal to three times the total amount of the kickback. We believe that all of our arrangements with physicians and healthcare facilities are lawful. But given the broad sweep of the federal anti-kickback law, we cannot assure you that all such arrangements will be found compliant with such law if examined by government regulators, to the extent that such regulators determine that any of our arrangements are subject to such law.

Stark Law. The Ethics in Patient Referrals Act, known as the "Stark Law," also prohibits certain types of referral arrangements between physicians and healthcare entities. Physicians are prohibited under the original Stark Law, its subsequent Stark II amendment, and the Stark implementing regulations from referring patients for "designated health services" reimbursed under federal healthcare programs to entities with which the physician has a financial relationship or an ownership interest, unless such referrals fall within a specific exception. Violations of the statute can result in civil monetary penalties of up to $15,000 per improper referral and exclusion from federal healthcare programs. We do not believe that our arrangements with physician consultants or other healthcare providers violate the Stark Law, but we cannot provide assurances to such effect, nor can we assure you that we will not in the future be subject to Stark Law penalties.

State Law. Various states have enacted equivalents of the foregoing federal statutory and regulatory provisions. These state law equivalents would apply to items or services reimbursed by any third-party payor, including commercial payors. Many of these laws vary significantly from state to state, rendering compliance a costly and uncertain endeavor.

Emerging Certification Requirements

The administration is pursuing an aggressive strategy to promote the use of interoperable electronic health records and systems and has created an Office of the National Coordinator for Health Information Technology, or ONC. ONC has introduced a strategic framework and has entered into vendor contracts in connection with a number of initiatives to advance a national health information network and interoperable EHRs. One initiative within this framework is the Certification Commission for Healthcare Information Technology, which is beginning to certify electronic health record systems as meeting minimum functional and interoperability

Food and Drug Administration

Our eICU Program is a medical device subject to extensive regulation by the Food and Drug Administration, or FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, as amended, or the FDC Act. Each device that we wish to distribute commercially in the United States, unless otherwise exempt, requires regulatory clearance or approval prior to commercial distribution.

Medical devices are classified by the FDA into one of three classes based primarily on the risk posed to patients. The lowest risk devices are in Class I and are generally exempt from any form of premarket clearance. Class II devices are moderate risk devices and, unless exempt, require FDA clearance of a premarket notification, which is commonly referred to as a 510(k), for marketing. Our eICU Program is a Class II device. Devices that pose the greatest risk are in Class III and require approval of a premarket approval application or PMA. When submitted to the FDA, both premarket notifications and premarket approval applications must be accompanied by a user fee, unless exempt.

The FDA cleared our eICU Program, and its use for providing patient information and surveillance of hospitalized patients both at the point of care and at a remote location, through the 510(k) notification process. This process requires submission of a notification demonstrating that the proposed device is substantially equivalent to a so-called "predicate device," which is a device that has already received 510(k) clearance or was used in the marketplace prior to May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. A device is substantially equivalent to a predicate device if it has the same intended use as the predicate and either the same technological characteristics of the predicate, or different technological characteristics that do not raise new questions of safety and effectiveness, and the device is as safe and effective as the marketed device. Clearance under the 510(k) process typically takes from 90 days to over a year from the date of a complete filing, depending on the number of questions the FDA has concerning the submission. Some applications may never receive clearance because the FDA raises safety issues that cannot be resolved or requests additional data that the company cannot produce or that may not be economical to produce. Therefore, there is the risk that FDA clearance for any of our future devices, or for further clinical uses of our existing device, may be delayed or not cleared. There is also the risk that FDA clearance may restrict us from making claims we would like to make. Moreover, the FDA is always free to subsequently withdraw any clearance previously granted.

If our future devices or further clinical uses of our eICU Program cannot be cleared through the 510(k) process, we would be required to submit a premarket approval application, which is known as a PMA. We would be required to support the PMA with extensive data, including but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

Our eICU Program did not require premarket approval, nor do we currently expect that any future device or indication will require premarket approval.

After a device receives 510(k) clearance or a PMA approval, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new clearance or approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any decision and may disagree with a manufacturer's determination. We have modified aspects of our eICU Program since receiving regulatory clearance, but we believe that new 510(k) clearances are not required for these modifications. We are not required to notify the FDA of modifications that do not require additional clearances or approvals. However, the FDA may become aware of these modifications in connection with a periodic inspection or a proposed modification that requires additional FDA clearance or approval. If the FDA disagrees with our determination not to seek a new 510(k) clearance or PMA approval, the FDA may retroactively require us to seek 510(k) clearance or premarket approval. The FDA could also require us to cease marketing and distributing the modified device, and to recall any sold devices, until 510(k) clearance or premarket approval is obtained. In addition, we could be subject to significant regulatory fines, penalties or other sanctions.

The FDA requires that we manufacture our products in accordance with its Quality System Regulation, or QSR. The QSR covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. Our failure to maintain compliance with the QSR requirements could result in the shutdown of our manufacturing operations and the recall of our products.

The FDA can conduct announced and unannounced inspections of our facilities at any time. The FDA inspected our facility once in 2002 and we believe we have adequately addressed the few concerns raised by the FDA.

After a device is placed on the market, numerous regulatory requirements apply. These include:

- FDA's quality system regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures for manufacturing, labeling, packaging, storage and shipping of products;
- labeling regulations, which govern product labels and labeling, prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling and promotional activities;
- medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;
- notices of correction or removal and recall regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDC Act that may present a risk to health; and
- post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

- untitled letters and warning letters;
- fines, injunctions, consent decrees and civil penalties;
- repair, replacement, refunds, recall, seizure or removal of authority to distribute our products;
- operating restrictions, partial suspension or total shutdown of production;
- refusing our request for 510(k) clearance of new products;
- withdrawing 510(k) clearance or premarket approvals that have already been granted; and
- criminal prosecution.

Advertising and promotion of medical devices are regulated by the FDA, the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, some promotional activities for FDA-regulated products have been the subject of enforcement actions brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act, competitors and others can initiate litigation relating to advertising claims.

International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain clearance or approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may be different.

HIPAA Privacy and Security Regulations

The Privacy Rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibit a covered entity from using or disclosing an individual's personally identifiable protected health information unless the use or disclosure is authorized by the individual or is specifically required or permitted under the Privacy Rules. The Privacy Rules impose a complex system of requirements on covered entities for complying with these standards. In addition, the Security Rules under HIPAA required most covered entities to achieve compliance by April 21, 2005. Under the Security Rules, covered entities must establish administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of electronic protected health information maintained or transmitted by them or by others on their behalf. Violations of the Privacy Rules or the Security Rules are punishable by civil monetary penalties that can range up to $25,000 for multiple violations in a given year. Basic criminal penalties can include fines of up to $50,000 and imprisonment of up to one year. However, criminal penalties increase substantially if the offense occurs under false pretenses or with the intent to sell, transfer, or use individually identifiable health information for commercial advantage, for personal gain, or with malicious harm.

The Privacy Rules and Security Rules apply directly only to covered entities such as health plans, healthcare clearinghouses and healthcare providers who engage in HIPAA-defined standard electronic transactions.

We are not a covered entity, but our customers are. In order to provide to a customer certain services that may involve the use or disclosure of protected health information, the Privacy Rules and Security Rules require our customers to enter into business associate agreements with us. These agreements must provide adequate written assurances:

- as to how we will use and disclose the protected health information;
- that appropriate administrative, physical and technical safeguards are in place to prevent misuse of information;
- that we will enter into similar agreements with our agents and subcontractors that have access to the information;
- that we will report security incidents and inappropriate uses or disclosures of the information; and
- that we will assist the covered entity with certain of its duties under the Privacy Rules.

In addition to requiring us to provide these adequate written assurances, the business associate agreements with our customers also impose significant privacy and information security requirements on us, compliance with which may require us to expand substantial funds. Furthermore, in many of our customer contracts, we have agreed to indemnify our customers for civil liabilities that they may incur as a result of our breach of the business associate agreement or our HIPAA-related obligations under the customer contract. We cannot assure you that we will not in the future be subject to civil liability in connection with those business associate agreements and the indemnification provisions of our customer contracts. In addition, it is possible that, as a business associate, we could be subject to criminal penalties if we are involved in any HIPAA violations.

In addition to the Privacy Rules and Security Rules, most states have enacted patient confidentiality laws which protect against the disclosure of confidential medical information, and many are considering further legislation in this area. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements.

Government Reimbursement

Our customer base consists of healthcare providers that are subject to regulation by a number of governmental agencies, including those which administer government-funded healthcare programs such as Medicare and Medicaid. Accordingly, our customers are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies. During recent years, there have been numerous federal legislative and administrative actions that have affected the Medicare and Medicaid programs, including reductions in payments to hospitals and other healthcare providers. It is likely that the federal government will consider and could implement future reductions in reimbursement or other changes that adversely affect funding available to our healthcare customer base. Any such changes could adversely affect our own financial condition by reducing the capital expenditure budgets of our customers.

Generally, our customers do not bill or receive direct reimbursement by the government or other third payers for the services provided under the eICU Program. In some instances our customers have or are negotiating with third-party payers for some payment to reflect the costs of providing this service to improve care. Our customers pay eICU staff either as employees or independent contractors for the hours worked in the center. We do not believe any such arrangements are improper or contrary to any government rules or regulations, including those concerning fraud and abuse. However, we cannot assure you that they will be found compliant if examined by regulatory authorities.

Fraud and Abuse

A number of federal laws, loosely referred to as fraud-and-abuse laws, are used to prosecute healthcare providers, physicians and others that fraudulently or wrongfully obtain or solicit remuneration in exchange for the referral of patients or ordering of services covered by a federal health program. Given the breadth of these laws and regulations, we cannot assure you that they will not be found applicable to our business or the financial arrangements through which we market, sell, and distribute our products. These include federal anti-kickback and self-referral laws and regulations.

Anti-Kickback Law. The anti-kickback provisions of the Social Security Act prohibit the exchange of anything of value with the intent to encourage utilization of items or services payable under a federal healthcare program unless the arrangement meets all of the requirements for a limited set of exceptions or "safe harbor" conditions. Courts have construed the anti-kickback law to mean that a financial arrangement will violate such law if even one of the purposes of one of the parties is to encourage patient referrals or other federal healthcare program business, regardless of whether legitimate purposes also exist for the arrangement. Penalties for federal anti-kickback violations are severe. Conviction can result in up to five years imprisonment, a $25,000 fine per offense, and exclusion from participation under federal healthcare programs. Violators may also be assessed civil monetary penalties ranging from $10,000 to $50,000 per offense, as well as damage assessments equal to three times the total amount of the kickback. We believe that all of our arrangements with physicians and healthcare facilities are lawful. But given the broad sweep of the federal anti-kickback law, we cannot assure you that all such arrangements will be found compliant with such law if examined by government regulators, to the extent that such regulators determine that any of our arrangements are subject to such law.

Stark Law. The Ethics in Patient Referrals Act, known as the "Stark Law," also prohibits certain types of referral arrangements between physicians and healthcare entities. Physicians are prohibited under the original Stark Law, its subsequent Stark II amendment, and the Stark implementing regulations from referring patients for "designated health services" reimbursed under federal healthcare programs to entities with which the physician has a financial relationship or an ownership interest, unless such referrals fall within a specific exception. Violations of the statute can result in civil monetary penalties of up to $15,000 per improper referral and exclusion from federal healthcare programs. We do not believe that our arrangements with physician consultants or other healthcare providers violate the Stark Law, but we cannot provide assurances to such effect, nor can we assure you that we will not in the future be subject to Stark Law penalties.

State Law. Various states have enacted equivalents of the foregoing federal statutory and regulatory provisions. These state law equivalents would apply to items or services reimbursed by any third-party payor, including commercial payors. Many of these laws vary significantly from state to state, rendering compliance a costly and uncertain endeavor.

Emerging Certification Requirements

The administration is pursuing an aggressive strategy to promote the use of interoperable electronic health records and systems and has created an Office of the National Coordinator for Health Information Technology, or ONC. ONC has introduced a strategic framework and has entered into vendor contracts in connection with a number of initiatives to advance a national health information network and interoperable EHRs. One initiative within this framework is the Certification Commission for Healthcare Information Technology, which is beginning to certify electronic health record systems as meeting minimum functional and interoperability requirements. While we believe our system is well designed in terms of function and interoperability, we cannot be certain that it will meet future, undefined requirements.

Foreign Regulations

If we are successful in implementing our strategy of beginning to offer and sell our products internationally, we will become subject to additional regulations by foreign governments.

European Union Regulation. The primary regulatory environment in Europe is that of the European Union, which consists of 25 member countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives and standards regulating the design, manufacturing, labeling and adverse event reporting for medical devices and the use and disclosure of personal information. A device that complies with the requirements of a relevant directive is entitled to bear a mark, called a CE Marking, and to be commercially distributed throughout the European Union. The CE Marking is required on all medical products sold and used in the European Union, and is also recognized by many countries outside the European Union.

Other Foreign Regulation. In the future, we may seek to sell our program in other countries and thus would be regulated by additional foreign governmental agencies.

Employees

As of December 31, 2006, we had 104 employees, 38 of whom were primarily engaged in research and development, 13 of whom were primarily engaged in sales and marketing, 39 of whom were primarily engaged in providing implementation services and 14 of whom were primarily engaged in administration and finance. A majority of these employees are located at our corporate headquarters in Baltimore, Maryland. None of our employees is a party to a collective bargaining agreement, and we consider our relationship with our employees to be good.

We engage physicians and nurses as consultants on a part time basis to augment our clinical services team based on implementation scheduling. We do not staff or operate our customers' eICU Centers.

Item 1A. ***Risk Factors***

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in Item 8 of this Annual Report, including the financial statements and the related notes appearing at the end of this Annual Report, before deciding whether to purchase any shares of our common stock. If any of the following risks occurs, our business, financial condition or operating results could materially suffer. In that event, the trading price of our common stock could decline and you may lose all or part of your investment.

If our eICU Program is not widely accepted, we will be unable to generate significant revenue growth.

We derive substantially all of our revenues from sales of our eICU Program and associated services, and we expect that we will continue to do so for the foreseeable future. As a result, widespread market acceptance of our eICU Program is critical to our future success. However, we are in a new and developing sector of the healthcare information technology industry and our future prospects are difficult to evaluate.

Factors that may negatively affect market acceptance of our program and that are beyond our control, include:

- reluctance by hospitals to reduce their reliance on traditional ICU practices, monitoring systems and on-site personnel;
- inability of hospitals to successfully integrate our eICU Program into an ICU due to lack of on-site physician adoption, including the resulting harm to our reputation;

- financial and budget constraints of hospitals; and
- the availability, price, performance and reliability of competing products and services;

In addition, the price, performance and reliability of our products and services will be key factors for market acceptance of our eICU Program. If we are not successful in achieving and maintaining widespread market acceptance of our eICU Program, we may never become profitable.

The loss of our U.S. patent or any significant limitation in its scope could provide less legal protection for our business and products by permitting competitors to more easily enter the market and to utilize methods developed by us.

Our issued U.S. patent has been and may in the future be challenged by third parties. One of our competitors, iMDsoft, Ltd., has asked the U.S. Patent Office to declare an interference and revoke our issued U.S. patent, and it has filed a second request with the U.S. Patent Office for a reexamination of all 26 claims of our patent. During the second reexamination proceeding, we amended our patent claims and presented arguments to the U.S. Patent Office, and are awaiting the official office action response from the U.S. Patent Office. In addition, Cerner Corporation has filed a lawsuit against us seeking a declaration that our patent is invalid and unenforceable. We cannot predict the outcome of these or any future proceedings that may challenge our rights in or the validity or enforceability of our patent. The loss of our patent or any significant limitation in the scope of its claims would make it easier for third parties to imitate, copy or reverse engineer the techniques and methods reflected in the claims of our patent.

If our products are alleged or found to infringe the intellectual property rights of others, we could be involved in costly disputes or disruptions and be required to redesign our products or methods, pay royalties or enter into license agreements with third parties.

From time to time, third parties may initiate legal proceedings against us, alleging that our products or technologies infringe their intellectual property rights. As the number of products in our target market increases and the functionality of these products overlaps, we believe that technology owners, users and other parties may become increasingly subject to infringement claims. If a patent with claims identical or substantially similar to our issued U.S. patent were to be issued to iMDsoft as a result of the interference proceeding in the U.S. Patent Office or as a result of iMDsoft's second reexamination request, iMDsoft might attempt to bring an infringement claim against us to enforce its patent. Any allegation of infringement against us could be time consuming and expensive to defend or resolve, result in substantial diversion of management resources, cause product shipment delays, or force us to redesign our products or methods or enter into royalty or license agreements rather than dispute the merits of the allegations. We may not be able to obtain any required royalty or license agreements on terms acceptable to us, or at all, particularly if the third party is developing or marketing a product competitive with our products or technology. Even if we are able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. If we are not successful in defending any allegations of infringement or procuring a royalty or license agreement, we could be required to pay substantial damages and be foreclosed from marketing our current product.

Third parties may also assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products and we could be liable for damages to our customers.

Any failure to protect our intellectual property rights could materially and adversely affect our business and financial condition.

Our success will depend in part on our ability to protect our intellectual property rights. We rely on a combination of trade secrets, copyrights, trademarks, patents and patent applications, licenses and employee and third-party nondisclosure agreements and other protective measures to protect our intellectual property rights. However, these protections may not be adequate to prevent our competitors from copying or reverse-engineering our products and technologies. In addition, our competitors may independently develop technologies that are substantially similar or superior to our technology. To protect our trade secrets and other proprietary information, we generally require our employees, consultants, contractors and outside collaborators to enter into written nondisclosure agreements. These agreements may not provide meaningful protection to prevent any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. If we are unable to protect our intellectual property rights, our business and financial condition could suffer materially.

Our issued patents or any patents that we may obtain in the future might not provide us with any competitive advantages, or may be challenged by third parties. We cannot guarantee that any patents will issue from our pending patent applications or any future patent applications that we might make. In addition, patents may not protect our products and technologies if competitors devise ways of making these or similar products without infringing our patents. Furthermore, even if valid and enforceable patents cover our products and technologies, the patents will provide protection only for a limited period of time.

Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which we might market our offerings. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and domestic and international mechanisms for enforcement of intellectual property rights may be inadequate.

We have been sued by Cerner Corporation over our U.S. patent. A ruling by the court in favor of Cerner on one or more of its claims could materially and adversely affect our business and financial condition.

Cerner Corporation, a supplier of healthcare information technology, including a solution related to the delivery of care to patients in ICUs, has filed a lawsuit against us over our only issued U.S. patent. In this matter, Cerner requests a declaration that, among other things: our patent is invalid and unenforceable; our patent has not been infringed by Cerner; and actions that we have taken have threatened Cerner and its customers with infringement of our patent and constituted unfair competition and tortious interference with Cerner's customer contracts and expected business. Cerner has also alleged that we have engaged in patent misuse by making statements, assertions and representations that are false, misleading and misrepresent the scope and substance of our patent and that, as a result, our patent is unenforceable.

Among other things, Cerner has asked the court for an award of unspecified damages and an injunction preventing us from threatening or initiating infringement litigation under our patent against Cerner. We are unable to predict the amount of monetary damages or other relief the court may award Cerner if the court were to rule in favor of Cerner on one or more of its claims. A significant monetary judgment against us could materially and adversely affect our business and financial condition. This litigation and any other litigation we may face in the future, whether or not it is ultimately resolved in our favor, could result in a significant expense to us and divert the efforts of our management. We have filed a counterclaim against Cerner alleging that, among other things, they have infringed our patent. If the court issues an injunction against us and we are unsuccessful in the pursuit of our infringement claim against Cerner, we will be unable to use our patent to prevent Cerner from marketing and selling its competing product offerings to our customers and potential customers. If we did not adequately respond to this competition, our business, financial condition and operating results could be harmed.

Increasing competition for our products and services could make it harder for us to sell our eICU Program.

The market for healthcare information technology solutions and services is intensely competitive and rapidly evolving. In particular, the healthcare information technology systems market is characterized by frequent software product introductions and enhancements and evolving industry standards and requirements. Although the market for software products that provide an advanced remote monitoring technology for hospital ICU beds is relatively new and still developing, we face increasing competition from other companies in the healthcare information technology market. Our actual and potential competitors include companies that provide critical care information systems or enterprise clinical and hospital information systems.

Many of our actual and potential competitors have significantly greater financial, technological and other resources and name recognition than we do and more established distribution networks and relationships with healthcare providers. Because of their greater resources, many of these companies can respond more quickly to new or emerging technologies and standards and changes in customer requirements. These companies may be able to invest more resources in research and development, strategic acquisitions, sales and marketing, patent prosecution and litigation and finance capital equipment acquisitions for their customers. Our actual and potential competitors may develop new products, services or technologies that could render our products or technologies obsolete or noncompetitive. If our actual or potential competitors incorporate a competing product or service into their existing product offerings, the incremental cost to potential customers for that competing product or service may be lower than the price for our program. Because we do not and for the foreseeable future will not have the financial, technological and other resources and marketing, distribution and support capabilities of our actual or potential competitors, we may not be able to compete successfully. If we do not adequately respond to competitive pressures, our business, financial position and operating results may be harmed.

If we are required to change the way in which we recognize revenue in the future, our financial results could fluctuate significantly, which may result in volatility in the price of our common stock.

We provide our customers with a perpetual license of our software, clinical and technical implementation services and ongoing support services under a three-year support agreement. We do not yet have objective and reliable evidence of the fair value of each of the elements of our arrangements with our customers, including our ongoing support services. Accordingly, we recognize revenue from customer arrangements ratably over the term of the support agreement.

If, in the future, we are able to objectively and reliably determine the fair value of the elements of our customer arrangements, we will begin to recognize all of the revenue from delivered software and implementation services immediately upon customer acceptance. If a significant number of customers whose support agreements are scheduled for renewal do, in fact, renew at a consistent renewal rate with similar terms, we may be able to objectively and reliably determine the fair value of the elements of our customer agreements as early as 2008.

Accordingly, our future financial results may vary significantly from our historical financial results. In addition, a change in our revenue recognition policy combined with our lengthy sales cycle may cause our financial results to fluctuate significantly from quarter to quarter, which may result in volatility in the price of our common stock.

We have a relatively short operating history and a limited number of customers. We are unable to predict whether our customers will renew their support agreements after the initial term, and low renewal rates could adversely affect our revenues and our business.

Our support agreements with our customers typically have a term of three years and are subject to renewal. Because of our relatively short operating history and our limited number of customers, the initial term of most of our support agreements has not yet expired. Accordingly, we have limited historical data with respect to renewal rates, including the renewal and non-renewal of support agreements whose initial terms have expired, and are unable to predict the extent to which our customers will renew their support agreements in the future after the expiration of their initial terms. Renewal rates for our support agreements may fluctuate as a result of a number of factors, including the level of customer satisfaction with our program and our customers' ability to continue their operations and spending levels. If a significant number of our customers fail to renew their support agreements, our revenues may be harmed and our business may suffer.

A downturn or upturn in our sales may not be immediately reflected in our operating results because we recognize revenues from license fees and implementation fees ratably over the term of our agreements.

We recognize revenues from license fees and implementation fees ratably over the term of our support agreements with our customers, which is typically three years. As a result, most of the revenues that we report in each quarter reflect our recognition of deferred revenues from agreements entered into during previous periods. Because of this revenue recognition policy, a decline in new customer sales or renewals of support agreements in any quarter or series of quarters may not be immediately reflected in our operating results and may negatively affect our revenues in future quarters. In addition, it is difficult for us to rapidly increase our revenues as of result of entering into new customer agreements in any period because revenues from new customers must be recognized over the term of our support agreements.

Our revenues from existing customers may decrease and we may be required to provide refunds to existing customers if we offer lower pricing terms for comparable purchases to another customer.

Under most of our existing customer agreements, if we offer a lower price on license fees to new customers making comparable purchases from us, we must offer that same lower price to those existing customers. Some of our existing customer agreements also expressly require us to refund or credit license fees previously paid by the existing customer if we offer a lower price on license fees to new customers making comparable purchases. These pricing terms limit our ability to negotiate discounted license rates to new customers without triggering an obligation to provide the same discount to many of our existing customers who previously entered into agreements for comparable purchases. These pricing terms may decrease the revenue that we receive from our existing customers, limit our potential revenue growth and negatively affect our ability to compete with other companies based on pricing. We expect that we will continue to include these pricing terms in our new customer contracts.

We have incurred significant operating losses in the past and may incur significant operating losses in the future.

We had operating income in 2006, but from our inception in March 1998 to 2005 we incurred significant operating losses and we could incur significant operating losses again in the future. Our accumulated deficit was approximately $28.9 million as of December 31, 2006. In addition, we expect our operating expenses to increase substantially in the future as we expand our sales and marketing activities, increase our product development efforts, hire additional personnel and comply with the requirements related to being a public company. If we cannot increase our revenues enough to offset these expected increased expenses, or the increase in expenses exceeds our expectations, we may have additional operating losses in the future.

Defects in or performance problems with our eICU Program could diminish demand for our products and services and harm our reputation.

Any errors, defects or other performance problems with our eICU Program could affect critical aspects of patient care. Our program may have errors or defects that customers identify after they begin using it. In that event, our customers may elect not to renew our support agreements after the expiration of their initial terms or delay or withhold payment to us. In addition, because our program depends on the proper functioning of our customers' hardware and internal network and third-party software products, any associated defects or malfunctions could leave our customers unable to access or use our program or lead to errors. Even though the performance of our customers' hardware and network connections and third-party software products are outside our control, any associated defects or malfunctions could make our customers less likely to renew their support agreements with us after the expiration of their initial terms, negatively affect patient care, adversely affect future sales of our eICU program and harm our reputation.

Product liability claims may require us to pay damages, reduce the demand for our eICU Program and harm our reputation.

Our business exposes us to a risk of product liability claims and other adverse effects of product failures. We provide products that, among other things, assist intensivists and nurses in monitoring and making treatment decisions regarding the care given to acutely ill patients. Our customers or their patients may assert claims against us in the future alleging that they suffered damages due to a defect, error or other failure of our products or services. A product liability claim could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of the claim. Although we attempt to limit by contract our liability for damages arising from negligence, errors or mistakes, these contractual provisions may not be enforceable or may not otherwise protect us from liability for damages. For example, we recently were named as a co-defendant in a lawsuit filed against one of our customers and several physicians claiming negligent treatment and care of a patient in the customer's intensive care unit. We presently are unable to predict the outcome of the claims against us, however, or to quantify any effect that they might have on our business, financial condition or operating results. In addition, we maintain general liability insurance, including product liability insurance. However, this coverage may not be sufficient for one or more claims against us or otherwise continue to be available on terms acceptable to us. The insurer also could disclaim coverage as to any future claim. A successful claim brought against us that is uninsured or under-insured could materially harm our business, financial condition or operating results. A product liability claim also could harm our reputation, adversely affect future sales of our eICU program and lead to a decline in revenues.

Our inability to effectively manage our growth could adversely affect our business and our operating results.

We have expanded our operations rapidly in recent years and expect continued growth in our operations. In addition, a component of our growth strategy is to acquire and form strategic partnerships with complementary businesses. We are still in the process of developing and implementing our operating and financial systems, including our internal systems and controls. Our management will be required to devote considerable time to this process, which will reduce the time they will have to implement our business and expansion plans. To manage our business and planned growth effectively, we must successfully develop, implement, maintain and enhance our financial and accounting systems and controls, integrate new personnel and businesses and manage expanded operations. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy.

Our inability to successfully introduce new, enhanced and competitive products that keep pace with rapidly changing technology, industry standards and customer requirements could adversely affect our ability to compete effectively.

The markets for our products and services are characterized by rapidly changing technology and evolving industry standards, including developments in required regulatory certifications. The introduction of products embodying new technology and the emergence of new industry standards could render our existing products obsolete or noncompetitive and could exert pricing pressures on our existing products. It is critical to our success for us to anticipate changes in technology, industry standards and customer requirements and to successfully acquire, develop and introduce new, enhanced and competitive products on a timely basis. We may not have adequate resources available to develop new technologies or products or be able to successfully develop new products or introduce new applications for existing products. Any new products and applications that we develop may not achieve market acceptance and the introduction of new products or technological developments by others may render our products obsolete. In addition, uncertainties about the timing and nature of new and enhanced products or technologies could increase our development expenses. If we fail to develop products that are competitive in technology and price, satisfy certification standards and meet customer needs, our market share will decline materially and our business, revenues, financial condition and operating results would suffer materially.

Any loss of the third-party intellectual property and technology licenses on which we rely in providing our eICU Program could result in additional costs or interruptions in the functionality of our products and services.

We rely on intellectual property and technology, such as software and content, which we license from third parties and incorporate into our eICU Program. If any of our third-party suppliers were to change product offerings, increase prices or terminate our licenses or supply contracts, then we might need to seek alternative suppliers and incur additional internal or external development costs to ensure continued performance of our eICU Program. These alternatives may not be available on attractive terms, or may not be as widely accepted or as effective as the intellectual property or technology of our existing suppliers. Any loss of the right to use any of this intellectual property or technology could result in interruptions in the full functionality of our eICU Program.

We are dependent on our senior executive management, and the loss of any member of our senior executive management may prevent us from managing and growing our business effectively.

Our future success depends largely on the continued service of our senior executive management, especially Mr. Frank T. Sample, our President, Chief Executive Officer and Chairman of our board of directors, Dr. Brian Rosenfeld, our Executive Vice President and Chief Medical Officer, and Dr. Michael Breslow, our Executive Vice President, Clinical Research and Development. Other than Mr. Sample, none of our senior executives has an employment agreement. The loss of any member of our senior executive management could materially harm our ability to manage and grow our business effectively. In that event, we might not be able to replace any member of our senior executive management in a timely manner, or at all, on acceptable terms.

We depend on highly specialized personnel, and the loss or failure to identify, hire, develop, motivate and retain these personnel could adversely affect our ability to grow our business.

Our future success and the execution of our growth strategy depend on our continued ability to identify, hire, develop, motivate and retain highly specialized personnel for technical, clinical, management and sales positions within our organization. For example, we must identify experienced candidates for sales positions who can effectively communicate the costs and clinical and information technology benefits of our products and services to our customers. In addition, we rely on software engineers with high levels of experience in designing and developing our software solutions. Our potential competitors, employers in other industries, academic institutions and governmental entities and organizations also often seek persons with similar qualifications. Many of these potential competitors have greater financial resources than we do. As a result, we may not be able to identify and hire the personnel we need in a timely manner.

In addition, to hire, motivate and retain these personnel, we believe we must provide them with a competitive compensation package, which may include stock-based incentives, such as restricted stock or options. Increases in shares available for issuances under our equity incentive plan generally may require stockholder approval, and our stockholders may not approve future increases. Recent changes in the accounting for stock options may cause us to issue fewer stock options and rely more on restricted stock grants instead, which may be less attractive to potential employees. If this occurs, we may find it more difficult to hire, motivate and retain highly specialized personnel, which could adversely affect our ability to grow our business.

Any efforts we may make in the future to expand our eICU Program beyond the adult ICU market may not yield a sufficient return on our investment.

To date, we have focused our business on providing our eICU Program primarily to multi-hospital systems. However, part of our strategy is to evaluate opportunities to offer our eICU Program to hospitals to monitor lower acuity beds, emergency departments, and other special care units. Any efforts we make to expand beyond the adult ICU market may never result in significant revenue growth for us. In addition, our efforts to expand our eICU Program beyond the adult ICU market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business.

We intend to increase sales of our eICU Program to government agencies, which subjects us to risks inherent in government contracts.

We intend to increase sales of our eICU Program to healthcare facilities operated by the U.S. federal and state government and government agencies, including by acting as subcontractor under government prime contracts. Traditionally, the opportunities to generate significant profit margins under government contracts are limited. Furthermore, as a party to government contracts, we are subject to complex laws and regulations relating to the formation, administration and performance of government contracts. Failure to comply with these laws and regulations may subject us to civil and criminal penalties and administrative sanctions. In addition, government customers are subject to stringent budgetary constraints and political considerations. Our future business, revenues and operating results may be adversely affected if levels of government expenditures and authorizations for spending on healthcare information technology decrease, remain constant or shift to programs in areas where we do not provide products and services.

Furthermore, government parties under government contracts, as well as the prime contractor, typically enjoy broad discretion to terminate contracts for their convenience. Changes in government programs, adoption of new laws or regulations and delays or changes in the annual process for appropriating government funding, among other factors, may cause government agencies or prime contractors to reduce purchases under existing contracts, terminate existing contracts for convenience or decline to renew contracts or exercise contract options, any of which could impair our future business, financial position and operating results.

As a government contractor, we may be subject to frequent government audits. If any of our costs are found to be unallowable, non-allocable or unreasonable, the costs may not be reimbursed and any costs already reimbursed may need to be refunded. These adjustments may materially impair our revenues. If, during the course of an audit, the government discovers any improper or illegal activities, we may be subject to civil, criminal or administrative penalties.

We intend to expand our international sales efforts, which exposes us to risks inherent in international operations, and we do not have substantial experience in international markets.

We plan to expand sales of our eICU Program in markets outside the United States. We have very limited experience in marketing, selling and supporting our program abroad. Expansion of our international operations will require a significant amount of attention from our management and substantial financial resources and will subject us to risks and challenges that we would not otherwise face if we conducted our business only in the United States. The risks and challenges associated with operations outside the United States may include:

- localization of our program, including translation into foreign languages and associated expenses;
- laws and business practices favoring local competitors;
- compliance with multiple, conflicting and changing governmental laws and regulations, including healthcare, employment, tax, privacy, healthcare information technology and data protection laws and regulations;
- laws regulating exports of technology products from the United States and foreign government restrictions on acquisitions of U.S.-origin products;
- fluctuations in foreign currency exchange rates;
- difficulties in staffing and managing foreign operations; and
- longer accounts receivable payment cycles and other collection difficulties.

If one or more of these risks materialize in connection with the planned expansion of our international sales and operations, our planned expansion may be unsuccessful and our financial condition and operating results could be materially harmed.

The long sales cycles for our eICU Program may cause our operating results to fluctuate significantly, which may result in volatility in the price of our common stock.

Our eICU Program has a lengthy sales cycle, which is at least nine months and typically takes longer. A customer's decision to implement our eICU Program involves a significant commitment of its resources and a lengthy product evaluation and qualification process. These sales may be subject to delays based on a customer's internal procedures for approving large expenditures and other factors beyond our control. We may incur substantial sales and marketing expense and expend significant management efforts during the sales cycle, regardless of whether we make a sale. As a result of the lengthy sales cycles for our eICU Program, it is difficult for us to predict the quarter in which a particular sale may occur. Accordingly, our operating results may vary significantly, which in turn could create volatility in the price of our common stock.

Acquisitions and investments could result in integration difficulties, dilution or other adverse financial consequences.

We may acquire other businesses that we believe are complementary to our business. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we acquire additional businesses, we may not be able to integrate the acquired operations successfully with our business and we may not achieve the anticipated benefits from the acquired business. If we are unable to integrate any new business successfully, we could be required either to dispose of the acquired operations or to undertake changes to the acquired operations in an effort to integrate them with our business. The acquired business may never generate sufficient revenues to offset acquisition costs. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Acquisition financing, if needed, may not be available on favorable terms.

The requirements related to being a public company will subject us to increased costs and may strain our resources and distract our management. If we do not comply with these requirements, we may be subject to penalties and investors may lose confidence in us.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the NASDAQ Stock Market. These requirements and our anticipated growth are likely to place a considerable strain on our financial and management systems, processes and internal controls, as well as on our personnel. Accordingly, our management's attention may be diverted from other business concerns. We will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to document and possibly make significant changes to our internal control over financial reporting. We may be required to improve our financial and managerial controls, reporting systems and procedures, to incur significant expenses to make such improvements and to hire additional personnel. We also expect these new rules and regulations to make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to obtain the same or similar coverage.

We may not be able to complete our evaluation, testing and remediation actions required by Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the Securities and Exchange Commission or the NASDAQ Stock Market. This type of action could adversely affect our financial results or investors' confidence in our company and our ability to access the capital markets. In addition, the controls and procedures that we implement may not comply with all of the relevant rules and regulations of the Securities and Exchange Commission and the NASDAQ Stock Market. If we fail to develop and maintain adequate controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner, which could cause a decline in our stock price and adversely affect our ability to raise capital.

Because our operating results may fluctuate significantly and may be below the expectations of analysts and investors, the market price for our stock may be volatile.

Our operating results are difficult to predict and may fluctuate significantly in the future. As a result, our stock price may be volatile. The following factors, many of which are outside our control, can cause fluctuations in our operating results and volatility in our stock price:

- the size, timing, terms and conditions of orders from our customers;
- changes in hospitals' budgets and procurement policies and priorities, and funding delays;
- new competitors and the introduction of enhanced products from new or existing competitors;
- expenses incurred in pursuing and closing acquisitions and in follow-up integration efforts;
- unforeseen legal expenses, including litigation costs;
- unanticipated delays or problems in releasing new products and services; and
- the amount and timing of our investments in research and development activities.

The deferral or loss of one or more significant contracts could materially and adversely affect our operating results, particularly if there are significant sales and marketing expenses associated with the deferred or lost contracts. Additionally, we base our current and future expense levels on our internal operating plans and sales forecasts, and our operating costs are to a large extent fixed. As a result, we may not be able to sufficiently reduce our costs to compensate for an unexpected near-term shortfall in revenues.

Actual or anticipated fluctuations in our operating results could cause our stock price to decline. Due to fluctuations in our operating results, a period-to-period comparison of our operating results may not be a good indication of our future performance. In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors and our stock price could decline as a result.

We might require additional capital to support our business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the acquisition and integration of additional businesses, enhancing existing products and services, accelerating our research and development efforts and further developing our sales and marketing channels and capabilities. Accordingly, we may need to engage in private or public equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock, including shares of common stock sold in this offering. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain required financing on terms satisfactory to us, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

If we fail to obtain and maintain necessary U.S. FDA clearances for our products and indications or if clearances for future products and indications are delayed or not issued, our business would be harmed.

Our eICU Program and related products are classified as medical devices and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities. These regulations relate to manufacturing, labeling, sale, promotion, distribution, importing and exporting and shipping of our products. In the United States, before we can market a new medical device, or a new use of or claim for an existing product, we must first receive either 510(k) clearance or premarket approval from the FDA, unless an exemption applies. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA's 510(k) clearance process usually takes from 90 days to over a year from the date of a complete filing, depending on the number of questions the FDA has concerning the submission. The process of obtaining premarket approval is much more costly and uncertain than the 510(k) clearance process. It generally takes from one to three years, or even longer, from the time the premarket approval application is submitted to the FDA until an approval is obtained. The FDA cleared our eICU Program through the 510(k) notification process.

Medical devices may be marketed only for the indications for which they are approved or cleared. The FDA may not approve or clear indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products. Our clearances can be revoked if safety or effectiveness problems develop.

After clearance or approval of our products, we are subject to continuing regulation by the FDA. If we fail to comply with these FDA regulations, our business could suffer.

The FDA could object to our post-market activities. We are subject to continuing regulation by the FDA, including the requirements that our facilities be registered and our devices listed with the agency. We are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. We also are subject to the notices of correction or removal and recall regulations, which require us to report to the FDA about corrections and removals in cases in which the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the FDA Act caused by the device that may present a risk to health, and maintain records of other corrections or removals. The FDA closely regulates promotion and advertising and our promotional and advertising activities could come under scrutiny. If the FDA objects to our promotional and advertising activities or finds that we failed to submit reports under the Medical Device Reporting regulations, for example, the FDA may allege our activities resulted in violations.

The FDA has broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- repair, replacement, refunds, recall, seizure or removal of authority to distribute our products;
- operating restrictions, partial suspension or total shutdown of production;
- refusing a request for 510(k) clearance of new products;
- withdrawing 510(k) clearance or premarket approvals that have already been granted; and
- criminal prosecution.

If any of these events were to occur, they could harm our business.

The FDA could retroactively determine that modifications that we have made to our eICU Program following FDA clearance were improper and require us to stop marketing and recall the modified products.

Any modification to an FDA-cleared device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use requires a new 510(k) clearance or a premarket approval. We may be required to submit extensive pre-clinical and clinical data depending on the nature of the changes to our products. We may not be able to obtain additional 510(k) clearances or premarket approvals for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our revenues and operating results. We have made modifications to our eICU Program in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. We are not required to notify the FDA of modifications to our eICU Program that do not require additional clearances or approvals. However, the FDA may become aware of these modifications in connection with a periodic inspection or a proposed modification that requires additional FDA clearance or approval. If the FDA requires new clearances or approvals for the modifications that we have made, we may be required to recall and to stop marketing the modified devices, which could harm our operating results and require us to redesign our products. In addition, we could be subject to fines, penalties and other sanctions authorized by the FDA Act.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to accurately predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of any changes may be.

If we fail to comply with the FDA's Quality System Regulation, our manufacturing operations could be halted and our business would suffer.

We are currently required to demonstrate and maintain compliance with the FDA's Quality System Regulation. The QSR is a complex regulatory scheme that covers the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic unannounced inspections. We have been, and anticipate in the future being, subject to these inspections. Our failure to comply with the QSR or to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of or restrictions on our manufacturing operations, delays in approving or clearing a product, a recall or seizure of our products, fines, injunctions, civil or criminal penalties, or other sanctions, any of which could cause our business and operating results to suffer.

We may face additional compliance costs and liability risks under HIPAA.

Our eICU Program involves the storage and transmission of patients' personal information, much of which is subject to regulation under HIPAA. Federal regulations issued in accordance with HIPAA impose national health data standards on healthcare providers that conduct electronic health transactions, healthcare clearinghouses that convert health data between HIPAA-compliant and non-compliant formats and health plans. Failure to comply with these standards under HIPAA may subject our customers to civil monetary penalties and, in some circumstances, criminal penalties. These HIPAA standards include:

- transaction and code set standards that prescribe specific transaction formats and data code sets for specified electronic healthcare transactions;
- privacy standards that protect individual privacy by limiting the uses and disclosures of individually identifiable health information; and
- data security standards that require covered entities to implement administrative, physical and technological safeguards to ensure the confidentiality, integrity, availability and security of individually identifiable health information in electronic form.

Under HIPAA, covered entities may be subject to civil monetary penalties in the amount of $100 per violation, capped at a maximum of $25,000 per year for violation of any particular standard. Also, the U.S. Department of Justice may seek to impose criminal penalties for some violations of HIPAA. Criminal penalties under the statute vary depending upon the nature of the violation but could include fines of not more than $250,000 and imprisonment. In addition, criminal penalties could be imposed under other federal statutes.

Although we are not directly regulated by HIPAA, our customers are mandated by HIPAA to enter into written agreements with us, known as business associate agreements, that require us to safeguard individually identifiable health information. Business associate agreements typically include:

- a description of our permitted uses of individually identifiable health information;
- a covenant not to disclose the information other than as permitted under the agreement and to make our subcontractors, if any, subject to the same restrictions;
- assurances that appropriate administrative, physical and technical safeguards are in place to prevent misuse of the information;
- an obligation to report to our customer any use or disclosure of the information not provided for in the agreement;
- a prohibition against our use or disclosure of the information if a similar use or disclosure by our customer would violate the HIPAA standards;
- the ability for our customers to terminate the underlying support agreement if we breach a material term of the business associate agreement and are unable to cure the breach;
- the requirement to return or destroy all individually identifiable health information at the end of our support agreement; and
- access by the Secretary of the Department of Health and Human Services to our internal practices, books and records to validate that we are safeguarding individually identifiable health information.

We have agreed in many of our customer contracts to indemnify our customers for civil liabilities that they may incur as a result of our breach of the business associate agreement or our HIPAA-related obligations under the customer contract.

Legal and industry standards regarding compliance with HIPAA, including procedures and safeguards that companies like ours will be required to implement, are likely to continue to evolve. In addition, the HIPAA security rules allow covered entities a flexible approach in deciding what security measures to use, taking into account the size, complexity and capabilities of the covered entity, the covered entity's technical infrastructure, hardware, and software security capabilities, the costs of security measures and the probability and criticality of potential risks to electronic individually identifiable health information. Thus the standard for compliance may vary from one customer to another. As a result, we may not be able to adequately address the business risks created by HIPAA and its implementation. Furthermore, we are unable to predict what changes to HIPAA, or the regulations issued pursuant to HIPAA, might be made in the future or how those changes could affect our business or the costs of compliance with HIPAA.

We may face compliance costs and liability risks under other privacy protection laws and regulations.

Other regions or countries in which we plan to do business also regulate the storage, transfer and disclosure of patient information, which may require us to take different or additional compliance measures that may involve material costs or may otherwise affect our ability to provide our program. We are unable to predict what, if any, the impact the introduction or amendment of privacy laws and regulations outside the United States will have on our compliance costs or our ability to obtain and retain customers outside of the United States.

If our security measures are breached and unauthorized access is obtained to patient data, we may face liabilities and our program may be perceived as not being secure, causing customers to curtail or stop using our program, which may lead to a decline in revenues.

We are required to implement administrative, physical and technological safeguards to ensure the security of the patient data that we store. These safeguards may fail to ensure security of patient data, thereby subjecting us to liability, including civil monetary penalties and possible criminal penalties. If our security measures are breached, whether as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to patient data, our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

Our stock price nevertheless may be volatile. The following factors, in addition to the other risks described in this report, may have a significant impact on the market price of our common stock:

- regulatory developments and funding priorities;
- market conditions for our products and services in general;
- announcements of technological innovations or new products by us or our competitors;
- adoption of industry standards that our products and services do not satisfy;
- the loss of any of our key management or technical personnel;
- restatements of our financial results and material weaknesses in our internal controls;
- changes in financial estimates or recommendations by securities analysts;
- the results of the pending, and any future, intellectual property-related lawsuits, claims or actions involving us;
- sales of large blocks of our common stock; and
- sales of our common stock by our executive officers, directors and significant stockholders.

The stock markets generally and the market for technology stocks in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us could result in substantial costs, which would hurt our financial condition and operating results, and divert management's attention and resources from our business.

If securities analysts downgrade our stock or discontinue coverage of our company, our stock price could decline.

The trading market for our common stock depends in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. If one or more of the analysts who do cover us downgrade our stock, or if our performance is not in line with estimates published by those analysts, our stock price would likely decline rapidly. As a newly public company, the analysts who publish information about our common stock have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Our executive officers, directors and principal stockholders own a significant percentage of our company and could exert significant influence over matters requiring stockholder approval.

Our executive officers, directors, principal stockholders and their affiliates beneficially own a significant percentage of our outstanding common stock. Accordingly, these executive officers, directors, principal stockholders and their affiliates, acting as a group, will have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, and they may in some instances exercise this influence in a manner that advances their best interests and not necessarily those of other stockholders. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control, could deprive you of the opportunity to receive a premium for your common stock as part of a sale and could adversely affect the market price of our common stock.

Because we do not intend to pay dividends, our stockholders will benefit from their investment in shares of our common stock only if it appreciates in value.

We intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Provisions of our certificate of incorporation, bylaws and Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove the current members of our board and management.

Our corporate charter documents that will be in place upon the completion of this offering will, and provisions of Delaware law to which we are subject, contain provisions that could discourage, delay or prevent a change in control of our company or changes in our board and management that the stockholders of our company may deem advantageous. Because we are significantly smaller than most of our potential competitors and many of the other companies in our industry, we may be more likely than other companies in our industry to be the target of a takeover attempt.

Our certificate of incorporation will allow our board of directors to issue up to 10,000,000 shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock, for example by adopting a stockholders' rights plan.

Our certificate of incorporation will also provide that the members of the board are divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws will not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our Chief Executive Officer, Chairman of the board of directors, President or a majority of the board of directors will be able to call special meetings of stockholders. The staggering of directors' terms of office and the limitation on the ability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management. The bylaws will also require that stockholders give advance notice to our Secretary of any nominations for director at any stockholders' meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal offices occupy approximately 17,030 square feet of leased office space in Baltimore, Maryland. The lease expires in September 2010. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Item 3. *Legal Proceedings*

In November 2004, Cerner Corporation, a supplier of healthcare information technology, including a solution related to the delivery of care to patients in ICUs, filed a lawsuit against us in the United States District Court for the Western District of Missouri. In this matter, Cerner requests a declaration that, among other things: (1) our issued U.S. patent is invalid and unenforceable; (2) Cerner has not infringed our patent; and (3) certain actions that we have taken have threatened Cerner and its customers with infringement of our patent and constituted unfair competition and tortious interference with Cerner's customer contracts and expected business. Cerner has asked the court for an award of damages in an unspecified amount and an injunction preventing us from threatening or initiating infringement litigation under our patent against Cerner, its customers or potential customers and from misrepresenting the scope and substance of our patent to Cerner's customer or potential customers. Cerner has also alleged that we have engaged in patent misuse by making statements, assertions and representations that are false and misleading and misrepresent the scope and substance of our patent and as a result our patent is unenforceable.

In October 2005, we filed an answer, affirmative defenses and counterclaims with respect to Cerner's complaint. In our answer we deny and provide affirmative defenses for the claims made by Cerner. In addition, we have asserted counterclaims alleging that Cerner has, among other things: (1) infringed, induced others to infringe, or contributed to the infringement of our patent; (2) misappropriated our trade secrets; (3) breached its contractual obligations to us in non-disclosure agreements; (4) engaged in unfair competition; and (5) tortiously interfered with our customer contracts and expected business. We have asked the court for an award of damages in an unspecified amount and an injunction preventing Cerner from infringing the our patent, using or disclosing our trade secrets, making false or misleading statements regarding the company or tortiously interfering with our customer contracts or expected business. We have also asked the court for an order instructing Cerner to publicly retract all false and misleading statements about our products. In November 2005, Cerner filed an answer to our counterclaim in which Cerner denies and provides affirmative defenses for the claims made by us.

In December 2005, the court stayed the litigation until the completion of the reexamination of our U.S. patent by the U.S. Patent Office and any appeals. We expect that the stay will be lifted and the litigation will resume following the issuance by the U.S. Patent Office of a reexamination certificate in the current patent reexamination proceeding.

In January 2005, iMDsoft, Ltd, a software company that develops and implements clinical information systems that can be used in a remote ICU monitoring system, filed a request with the U.S. Patent Office, requesting a reexamination of all of the twenty-six claims previously allowed under our issued U.S. patent. In response to iMDsoft's request, the U.S. Patent Office initiated an *ex parte* proceeding in which it reexamined all of the claims of our patent. During the reexamination proceeding, we amended our patent claims. In September 2006, the U.S. Patent Office issued a reexamination certificate allowing all 26 claims of our U.S. patent as amended. In November 2006, iMDsoft filed a second request with the U.S. Patent Office, requesting another reexamination of all the claims of our patent. In January 2007, the U.S. Patent Office initiated a second reexamination of our issued patent pursuant to iMDsoft's second request. During the second reexamination proceeding, we amended our patent claims and presented arguments to the U.S. Patent Office intended to overcome the references cited in the second reexamination request. We are awaiting the official action response from the U.S. Patent Office.

In November 2004, iMDsoft filed an application with the U.S. Patent Office for the purpose of having the U.S. Patent Office declare an interference and requesting that our patent be revoked and a patent with identical claims be issued to iMDsoft. To our knowledge, as of the date of this filing, the U.S. Patent Office has taken no action with respect to the iMDsoft filing.

In May 2006, we were named a co-defendant in a lawsuit filed against a customer and several physicians claiming negligent treatment and care of a patient in the customer's intensive care unit.

Other than the foregoing, we are not currently a party to any material legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of our security holders through solicitation of proxies or otherwise, during the fourth quarter of 2006.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

Stock Market Information

Our common stock has been traded on the NASDAQ Global Market (formerly the NASDAQ National Market) under the symbol "EICU" since April 5, 2006. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low sales prices of our common stock on the NASDAQ Global Market (formerly the NASDAQ National Market), as reported by NASDAQ:

	High	Low
Fiscal Year 2006		
Second quarter (commencing April 5, 2006)	$25.92	$15.80
Third quarter	$19.33	$ 8.85
Fourth quarter	$11.20	$ 7.00

Holders

As of March 5, 2007 there were approximately 146 stockholders of record of our common stock based on the records of our transfer agent.

Dividends

In October 2005, we declared and paid a special cash dividend of approximately $7.8 million, or $0.33 per share, to all holders of our outstanding shares of common and preferred stock on October 14, 2005. Since January 1, 2005, we have not declared or paid any other cash dividends on our common stock. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any additional cash dividends on our common stock in the foreseeable future.

Rule 10b5-1 Trading Plans

In July 2006, our board of directors approved our insider trading policy that includes a provision allowing our directors, officers, and employees to sell shares of our common stock pursuant to trading plans or arrangements complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Rule 10b5-1 trading plans generally provide for sales of common stock on specified dates or from time to time, subject to price parameters, daily limits and other contingencies.

Securities Authorized for Issuance under Equity Compensation Plans

We are authorized to issue equity compensation to our employees, officers, directors and certain other persons providing bona fide services to us under the Visicu, Inc. Equity Compensation Plan, which has been previously approved by our stockholders. The following table sets forth information about our equity compensation plan as of December 31, 2006:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	3,438,000	$2.25	747,000
Equity compensation plans not approved by security holders	—	—	—
Total	3,438,000	$2.25	747,000

Our equity incentive plan provides that the shares underlying stock options and other stock-based awards granted under the plan in each calendar year may not exceed two percent of the number of shares of common stock outstanding on the first day of that year plus the number of shares that remained available for awards at the end of the previous calendar year.

Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the NASDAQ Composite Index (U.S. Companies) and the NASDAQ Computer and Data Processing Index over the period April 5, 2006 (the first trading date of our common stock following our initial public offering) through December 31, 2006. The graph assumes $100 invested at April 5, 2006 in our common stock (at the public offering price of $16 per share) and in each of the market indices, with reinvestment of all dividends. We have not paid or declared any cash dividends on our common stock since April 5, 2006. Stockholder returns over the indicated period should not be considered indicative of future stock prices or stockholder returns.

Comparison of Cumulative Total Return
For the Period April 5, 2006 Through December 31, 2006


DOLLARS
250
200
150
100
50
Visicu, Inc.
NASDAQ Composite Index (U.S. Companies)
NASDAQ Computer and Data Processing Index
4/5/06
4/30/06
5/31/06
6/30/06
7/31/06
8/31/06
9/30/06
10/31/06
11/30/06
12/31/06

	4/5/06	4/30/06	5/31/06	6/30/06	7/31/06	8/31/06	9/30/06	10/31/06	11/30/06	12/31/06
Visicu, Inc.	$100	$149	$116	$110	$81	$76	$ 56	$ 61	$ 63	$ 70
NASDAQ Composite Index (U.S. Companies)	$100	$ 98	$ 93	$ 93	$89	$93	$ 96	$101	$103	$103
NASDAQ Computer and Data Processing Index	$100	$ 97	$ 89	$ 92	$90	$95	$101	$106	$109	$108

This performance graph and the related information shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that section, and shall not be deemed to be incorporated by reference into any filing that we make under the Securities Act or under the Exchange Act.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities.

Issuance of Common Stock upon Exercise of Warrant

In April 2006, we issued 41,285 shares of our common stock upon the exercise of a warrant held by Comerica Bank. The warrant, which was issued in July 2003 in connection with a financing agreement, was exercised on a net issue election basis and accordingly we did not receive any cash proceeds in consideration of the issuance of the shares. This issuance was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. Upon issuance these shares were deemed restricted securities for the purposes of the Securities Act.

Item 6. *Selected Financial Data*

The selected financial data set forth below as of December 31, 2005 and 2006, and for the years ended December 31, 2004, 2005 and 2006 are derived from our financial statements audited by Ernst & Young LLP, our independent registered public accounting firm, and included elsewhere in this Annual Report. The selected financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 are derived from our audited financial statements not included in this Annual Report.

The following selected financial data should be read in conjunction with our financial statements, the related notes and "Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*" included elsewhere in this Annual Report. The historical results are not necessarily indicative of the results to be expected for any future period.

	Year Ended December 31,				
	2002	2003	2004	2005	2006
	(In thousands, except per share data)				
Statements of Operations:					
Revenues:					
License revenue	$ 17	$ 686	$ 2,268	$ 8,160	$13,458
Service revenue	1,428	1,532	3,246	10,192	16,787
Total revenues	1,445	2,218	5,514	18,352	30,245
Direct cost of revenues:					
Cost of licenses	1	66	120	404	872
Cost of services	1,081	702	1,347	3,462	4,885
Total direct cost of revenues	1,082	768	1,467	3,866	5,757
Gross profit	363	1,450	4,047	14,486	24,488
Operating expenses:					
Sales and marketing	1,647	2,722	3,284	4,140	4,588
Research and development	2,698	3,233	4,251	5,279	5,530
General and administrative	3,510	3,889	4,638	6,757	9,189
Total operating expenses	7,855	9,844	12,173	16,176	19,307
Income (loss) from operations	(7,492)	(8,394)	(8,126)	(1,690)	5,181
Total other income	36	1	19	331	4,436
Income (loss) before income taxes	(7,456)	(8,393)	(8,107)	(1,359)	9,617
Income tax expense (benefit)	—	12	(3,980)	(11,426)	3,595
Net income (loss)	(7,456)	(8,405)	(4,127)	10,067	6,022
Accretion of redeemable preferred stock	(1,949)	(1,993)	(2,019)	(354)	—
Net income (loss) attributable to common stockholders	$(9,405)	$(10,398)	$(6,146)	$ 9,713	$ 6,022
Net income (loss) attributable to common stockholders per share:					
Basic	$ (3.22)	$ (3.30)	$ (1.83)	$ 2.61	$ 0.24
Diluted	$ (3.22)	$ (3.30)	$ (1.83)	$ 0.38	$ 0.18
Weighted average shares outstanding used in computing per share amounts:					
Basic	2,917	3,146	3,352	3,722	24,781
Diluted	2,917	3,146	3,352	26,816	32,787

In the preceding table, cost of revenues and operating expenses include non-cash stock-based compensation expense as follows:

	Year Ended December 31,				
	2002	2003	2004	2005	2006
			(In thousands)		
Non-cash stock-based compensation expense:					
Cost of services	$ —	$ —	$ —	$ 48	$ 179
Sales and marketing expense	—	—	11	322	640
Research and development expense	—	—	12	266	411
General and administrative expense	—	—	6	422	1,303
Total non-cash stock-based compensation expense	$ —	$ —	$ 29	$ 1,058	$ 2,533
Balance Sheet Data:					
Cash and cash equivalents	$ 2,423	$ 2,493	$ 8,639	$11,379	$ 74,188
Marketable securities	—	—	—	—	49,007
Working capital (deficit)	1,479	(1,086)	3,317	3,208	108,159
Total assets	5,318	8,039	24,751	44,700	157,012
Total deferred revenue	2,615	13,228	33,091	47,613	49,364
Redeemable preferred stock	29,783	31,802	33,822	—	—
Total stockholders' equity (deficit)	(28,239)	(38,617)	(44,615)	(6,941)	104,328

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The information contained in this section has been derived from our financial statements and should be read together with our financial statements and related notes included elsewhere in this Annual Report. This Annual Report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by forward-looking words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "may," or the negative of these words, variations thereof or similar expressions. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information. We believe that it is important to communicate our future expectation to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in "Risk Factors" in Item 1A on this Annual Report. Readers should not place undue reliance on our forward-looking statements, and we assume no obligation and do not intend to update any forward-looking statements.

Overview

We are a healthcare information technology and clinical solutions company focused on transforming the delivery of care to the highest acuity patients in the hospital through our eICU Program. Our eICU Program is an advanced remote monitoring system for ICUs that allows hospitals to help improve patient outcomes, reduce costs, increase capacity, improve the quality of life of critical care professionals and increase revenue potential. We sell our eICU Program primarily to multi-hospital systems and networks of community and rural hospitals. We have implemented our eICU Program with some of the largest multi-facility healthcare providers in the United States.

Our eICU Program consists of our eCareManager suite of software products and clinical solutions and services. We supplement the eCareManager software with comprehensive technical and clinical implementation services and ongoing product and program support and reporting services.

We were founded in March 1998. We implemented our first eICU Program in June 2000. Our revenue growth has been driven by the increase in our customer base and from additional sales to existing customers to expand their use of our eICU Program. As of December 31, 2006, we had contractual commitments for approximately 9% of the estimated 60,000 adult ICU beds in over 180 hospitals in the United States.

Our current strategy for long-term, sustained growth in our revenue consists of increasing our sales and marketing efforts to both new and current customers in the United States, enhancing our solution offerings, evaluating opportunities to expand the eICU Program model within the hospital setting and pursuing international market opportunities.

Sources of Revenue

Our principal sources of revenues are license, implementation and customer support service fees. We derive our revenues under multiple element arrangements with our customers. Under these arrangements, we provide our customers with a perpetual license of our software, professional services over a scheduled implementation plan and support services following implementation over a three-year support agreement. Our scheduled implementation plan ranges from seven to nine months for an initial implementation for a new customer and from four to nine months for an additional implementation for an existing customer. Our support agreements are typically renewable for additional three-year terms.

Our software license fees typically are based on a combination of the number of eICU Centers a customer operates and the number of ICU beds that the customer monitors with the eICU Program. Our implementation fees typically are based on an implementation plan developed in conjunction with the customer. Our support fees typically are calculated as a percentage of license fees. Under most of our existing customer agreements, if we offer a lower price on license fees to new customers making comparable purchases from us, we must offer that same lower price to those existing customers. Some of our existing customer agreements also expressly require us to refund or credit license fees previously paid by the existing customer if we offer a lower price on license fees to new customers making comparable purchases. We expect to maintain the principal terms of our existing customer contracts and include our standard principal contract terms in contracts that we sign with new customers.

We typically invoice our license fees based on contract milestones that trigger license payment obligations by our customers. These milestones typically include execution of the contract and customer activation of our eICU Program. We typically invoice our professional service implementation fees based on contract milestones that trigger implementation payment obligations by our customers. These milestones typically include execution of the contract, interim implementation milestones and achievement of fully operational status of our eICU Program. We typically invoice our customer support service fees quarterly in advance throughout the three-year term of the support agreement, commencing upon the expiration of the warranty period which is typically sixty days after activation. Our customer agreements typically require payment within 30 days to 45 days from the date of invoice. As described below in "— Critical Accounting Policies — Revenue Recognition," we recognize revenues from license, implementation and support service fees ratably over the term of the customer's support agreement, beginning when our eICU Program is fully operational at the customer site. As a result, to the extent we have not yet recognized any of the invoiced fees described above as revenue, we record those unrecognized amounts on our balance sheet as deferred revenues.

Our eICU Program has a lengthy sales cycle, which is at least nine months and typically takes longer. As a result, it is difficult for us to predict the quarter in which a particular sale may occur. We believe that many of our current customers would be considered early adopters of innovative technologies. As we seek more widespread market acceptance of the eICU Program, we are experiencing a longer sales cycle. Accordingly, our sales may vary significantly from quarter to quarter. In addition, because we recognize revenues from customer contracts ratably over the term of our support agreements, a change in new customer sales or renewals of support agreements in any one quarter or series of quarters may not be immediately reflected in our financial results and may negatively affect our revenue in future quarters.

Our backlog of contractually committed future revenues is a result of our multi-year customer support agreements combined with our ratable revenue recognition methodology. As of December 31, 2006, our revenue backlog, which we determine by totaling the minimum fees payable over the term of each customer contract and subtracting revenues recognized to date, amounted to $71.6 million. We expect to recognize approximately 49% of this backlog in 2007. As of December 31, 2005, our revenue backlog amounted to $70.2 million. We recognized approximately 40% of this backlog in 2006. Our backlog will decrease as we recognize revenues under existing contracts, and it will increase as we sign more contracts for new customers and additional beds for existing customers. Our backlog would also decrease if any of our customers are unable to fulfill their obligations under their agreements with us or terminate their agreement with us prior to expiration. Our customers may terminate their agreements if we breach any material term and fail to cure the breach within a specified time after receipt of written notice of the breach, which is typically 30 days.

Direct Cost of Revenues

The direct cost of our revenues consists primarily of:

- salaries, benefits and stock-based compensation for personnel to provide professional and support services to customers;
- cost of customer-related services provided by subcontractors;
- billable and non-billable travel, lodging and other out-of -pocket customer-related expenses; and
- license fees for third-party software used to enhance our program.

We capitalize direct and incremental costs of revenues for which revenue has been deferred, primarily labor costs for professional implementation service fees, and recognize those costs ratably over the related period of revenue recognition.

Operating Expenses

Sales and Marketing. Sales and marketing expense consists primarily of:

- salaries, benefits and stock-based compensation related to sales and marketing personnel;
- commissions;
- travel, lodging and other out-of -pocket expenses; and
- marketing programs such as trade shows and advertising campaigns.

Although we recognize substantially all of our revenues ratably over the term of our customer support agreements, we recognize sales commissions at the time a customer agreement is executed. Accordingly, we incur a portion of our sales and marketing expense prior to the recognition of the corresponding revenue. We plan to continue to invest in sales and marketing by increasing the number of direct sales personnel in order to add new customers and increase sales to our existing customers. We also plan to expand our marketing activities. As a result, we expect that in the future, sales and marketing expenses will increase in absolute terms but will decrease as a percentage of revenues.

Research and Development. Research and development expense consists primarily of salaries, benefits and stock-based compensation related to personnel who work on the development of new products, enhancement of existing products, quality control and testing. We expect that in the future, research and development expenses will increase in absolute terms but will decrease as a percentage of revenues.

General and Administrative. General and administrative expense consists primarily of:

- salaries, benefits and stock-based compensation related to general and administrative personnel;

- professional fees; and
- facilities and other related overhead.

We expect that general and administrative expenses will increase in absolute terms and as a percentage of revenue in the foreseeable future as we invest in infrastructure to support our growth and incur additional expenses related to being a publicly traded company, including increased audit fees and costs of compliance, primarily resulting from the Sarbanes-Oxley Act of 2002.

Legal and Regulatory Proceedings

Our only issued U.S. patent is the subject of ongoing legal and regulatory proceedings. iMDsoft Ltd. has requested that the U.S. Patent Office declare an interference and that the patent be revoked and a patent with identical claims be issued to iMDsoft, and has filed a second request asking the U.S. Patent Office to reexamine all 26 claims of our patent. During the second reexamination proceeding, we amended our patent claims and presented arguments to the U.S. Patent Office intended to overcome the references cited in the second reexamination request. We are currently awaiting the official office action response from the U.S. Patent Office. In addition, Cerner Corporation has filed a lawsuit against us in which it seeks as one of its remedies a declaration that the patent is invalid and unenforceable. Also, we are a co-defendant in a lawsuit filed against a customer and several physicians claiming negligent treatment and care of a patient in the customer's intensive care unit. We believe that the claims against us in the foregoing lawsuits are without merit and we are defending the lawsuits vigorously. We are unable to predict the outcome of any of the foregoing lawsuits and proceedings, or to quantify any effect that they might have on our business, financial condition or operating results. If the outcome of one or more of these lawsuits or proceedings is unfavorable to us, our business and financial results could be materially adversely affected.

Critical Accounting Policies

We prepare our financial statements in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 1 to our financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We derive our revenues under multiple element arrangements with our customers. Under these arrangements, we license software, provide professional services and provide post-contract customer support services for our eICU Program. We recognize revenue for software licenses and services in accordance with the American Institute of Certified Public Accountants' Statement of Position, or SOP, No. 97-2, *Software Revenue Recognition*, as amended. Under SOP No. 97-2, revenues from software license and service agreements are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. We allocate the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables based on vendor specific objective evidence. Evidence of fair value is limited to the price or fee for the deliverable when we sell it separately from other deliverables. In the absence of evidence of the fair value of a delivered element, we allocate revenue first to the undelivered elements based on evidence of fair value, and then allocate residual revenue to the delivered elements. If evidence of the fair value of the undelivered elements is not known, we defer the revenue until such time as the only remaining undelivered element is post-contract customer support services, at which time we recognize revenue ratably over the term of the support agreement.

License revenues consist of contracted license fees for our eICU Program as well as third-party software embedded in our eICU Program. Service revenues consist of contracted implementation service fees, post-contract support fees, travel and other direct cost reimbursements.

We do not yet have objective and reliable evidence of the fair value of each of the elements of our arrangements with customers, including our post-contract customer support services. Accordingly, we recognize revenue from customer arrangements ratably over the post-contract customer support service period, which is typically three years. If we are able to objectively and reliably determine the fair value of the post-contract customer support services, we will begin to recognize revenue from the delivered software and implementation services upon customer acceptance. Through 2006, support agreements for three eICU Centers were renewed for additional three-year terms. Support agreements are subject to renewal for seven eICU Centers in 2007 and 13 eICU Centers in 2008. If a significant number of these customers renew their support agreements at a consistant renewal rate with similar terms, we may be able to objectively and reliably determine the fair value of the post-contract customer support services as early as 2008.

Allowance for Doubtful Accounts

Our accounts receivable consist primarily of payments due from customers under license and support agreements. We specifically analyze accounts receivable for collectibility based on the creditworthiness of each customer and our customer payment history. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable.

Historically, we have recorded insignificant amounts of bad debt expense, and at December 31, 2006, we estimated that all accounts receivable were likely to be collected. We may determine in future periods that allowances for uncollectible accounts receivable are required, based on changes in conditions and trends or customer payment history.

Deferred Contract Costs

We capitalize direct and incremental implementation costs specifically attributable to customer contracts for which revenue has been deferred. These costs consist principally of labor costs related to the implementation of our eICU Program. We recognize these costs ratably over the related period of revenue recognition.

Software Development Costs

We account for costs of software developed to be sold or licensed to our customers under SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Under SFAS No. 86, we expense the costs of research, including our predevelopment efforts prior to establishing technological feasibility and costs incurred for training and maintenance. We capitalize software development costs when technological feasibility has been established until the product is available for general release and anticipated future revenues assure recovery of the capitalized amounts. Our determination of when technological feasibility has been established requires a judgment in assessing a number of complex factors involving the technical status of our development projects. We amortize capitalized costs over the estimated useful life of the asset.

We reported approximately $177,000 of capitalized software costs, net of accumulated amortization, in other assets in our balance sheet as of December 31, 2006 and approximately $155,000 as of December 31, 2005. We are generally amortizing these costs over a three-year period.

Stock-Based Compensation

For stock option grants prior to November 29, 2005, the date that we originally filed our registration statement for the initial public offering of our shares, we accounted for our employee stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, *Accounting for Stock Issued to Employees.* Accordingly, we recorded compensation expense for stock options issued to employees in fixed amounts and with fixed exercise prices only to the extent that the exercise prices were less than the fair value of our common stock at the date of the grant. We made disclosure in our financial statements regarding employee stock-based compensation using the minimum value method in accordance with Statement of Financial Accounting Standards, or SFAS No. 123, *Accounting for Stock-Based Compensation*, and SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123 and related interpretations.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), *Share-Based Payment*, or SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their estimated fair values. Pro forma disclosure is no longer an alternative. We adopted the provisions of SFAS No. 123(R) on January 1, 2006 using the prospective transition method, which will be applied to the awards issued after November 29, 2005. We did not grant any stock options between November 29, 2005 and December 31, 2005. We will continue to account for unvested stock-based awards issued prior to November 29, 2005 using the intrinsic value method originally applied to those awards. Our adoption of SFAS No. 123(R) fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. For more information regarding our accounting for stock option grants, see Note 2 to the accompanying financial statements, "Stock-Based Compensation."

Prior to January 31, 2006, we granted our employees options to purchase our common stock at exercise prices equal to the fair value of the underlying common stock at the date of each grant, as determined by either our board of directors or retrospective or contemporaneous valuations by an unrelated valuation specialist. In connection with our preparation of our 2005 audited financial statements and solely for the purposes of accounting for stock-based compensation, our board of directors and management reconsidered the fair value of the common stock underlying the stock options that we granted to employees after January 1, 2004. Our board and management reexamined the approaches that had been taken and the assumptions that had been relied upon in our valuation specialist's valuation reports in light of our business achievements and our progress in connection with our pending IPO at that time. In particular, our board and management noted the disparities between the fair values of the common stock as determined in the retrospective and contemporaneous valuations prepared by our valuation specialist and the original midpoint of the price range published for the IPO. As a result, our board and management reviewed and, where appropriate, reassessed the estimates of fair value of our common stock after January 1, 2004.

As a result of our reassessment of the fair value of our common stock underlying stock option grants to employees, we will record stock-based compensation expense ratably for each stock option granted during the reassessed periods based upon the difference between the retrospectively determined fair value of our common stock at the date of the stock option grant and the exercise price of the stock option. For the year ended December 31, 2006, we recorded $2.5 million of stock-based compensation expense compared to $1.1 for the year ended December 31, 2005. Additionally, we account for stock-based compensation relating to stock options granted to non-employees based on the fair value of the options granted, using the Black-Scholes-Merton option-pricing model. We measure the fair value of the option issued to a non-employee as of the earlier of the performance commitment date or the date the services required under the arrangement with the non-employee have been completed. We recognize estimated amounts of stock-based compensation expense as the non-employee performs under the arrangement. We adjust our estimates as of the final measurement date.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the input of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. We use the Black-Scholes-Merton option-pricing model to value stock-based compensation expense for all options granted subsequent to 2005. The assumptions used in calculating the fair value of post-2005 stock-based payment awards represent management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future (see Note 2 to the Financial Statements for further discussion of stock-based compensation).

Income Taxes

We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carryforwards. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and income statement reflects the change in the period such determination is made.

We have concluded that it is more likely than not that we will realize the $14.1 million of net deferred tax assets that we reported at December 31, 2006. In order to realize these assets, we will need to generate sufficient taxable income in the periods in which the deductible temporary differences or tax credit and loss carryforwards represented by these deferred tax assets are reported in our income tax returns. We only recently began to report taxable income, and accordingly our estimates of the realization of these assets could change in future periods if our operating results deteriorate.

Our tax positions are also subject to review and audit by tax authorities. Although we believe that our tax filings comply with the tax laws and regulations in the jurisdictions in which we operate, tax laws and regulations are frequently complex and subject to new and varying interpretations by relevant authorities. Accordingly, our estimates of taxes payable from our operations may change in future periods as additional information becomes known to us.

Results of Operations

The following table sets forth selected statement of operations data expressed as a percentage of total revenues for each of the periods indicated.

	Year Ended December 31,		
	2004	2005	2006
Revenues:			
License revenue	41%	44%	44%
Service revenue	59	56	56
Total revenues	100	100	100
Direct cost of revenues:			
Cost of licenses	2	2	3
Cost of services	24	19	16
Total direct cost of revenues	27	21	19
Gross profit	73	79	81
Operating expenses:			
Sales and marketing	60	23	15
Research and development	77	29	18
General and administrative	84	37	30
Total operating expenses	221	88	64
Income (loss) from operations	(147)	(9)	17
Other income:			
Total other income:	0	2	15
Income (loss) before income taxes	(147)	(7)	32
Income tax expense (benefit)	(72)	(62)	12
Net income (loss)	(75)%	55%	20%

Years Ended December 31, 2006 and 2005

Revenues. Total revenues for 2006 were $30.2 million, an increase of $11.9 million, or 65%, over total revenues of $18.4 million for 2005.

The increase in revenues was attributable to an increase in the number of activated customer eICU Centers and additional activated ICU beds by existing customers expanding their use of our eICU Program. The increase in revenue from eICU Centers results primarily from the increase in the number of customers activated in 2003, 2004, 2005 and 2006 versus the number of customers activated in 2002, 2003, 2004 and 2005. The increase in activated customer eICU Centers during this period was the result of the addition of sales personnel, increased marketing activity and broader market recognition and acceptance of our eICU Program. The increase in revenue from additional activated beds was the result of our customers expanding the use of our eICU Program throughout their health systems.

We record revenue attributable to our eICU Centers monthly, on a pro rata basis, over the initial post-contract customer support period, which typically is three years and begins after the eICU Center is activated. An eICU Center that is activated early in any reporting period contributes more to revenues during that period than a comparable eICU Center that is activated late in that reporting period. In addition, when the initial post-contract customer support period for an eICU Center expires, revenues recognized in future support periods for the eICU Center typically represent only the ongoing support fees. As a result, the increase in revenues for any reporting period does not directly correlate to the increase in the number of total activated eICU Centers.

In addition, we record revenue attributable to additional activations by existing customers who expand their use of our eICU Program over the remaining life of the support agreement in place at the time of the order for the expansion. As a result, the increase in revenues from additional activations for any period compared to the prior period depends upon when additional activations occur relative to the remaining term of the support agreement in place at the time of the order for the expansion.

Total deferred revenue increased from $47.6 million as of December 31, 2005 to $49.4 million as of December 31, 2006. This increase was primarily due to the increase in the number of contractually committed eICU Centers, activated eICU Centers and activated beds offset by the increased recognition of revenue during the year ended December 31, 2006. We consider an eICU Center to be contractually committed once a customer has signed a contract ordering our eICU Program. We consider a contractually committed eICU Center and beds to be activated once the implementation of our eICU Program has been completed and the eICU Center and beds are operational. The increase in contractually committed and activated eICU Centers and beds resulted in an increase in deferred revenue because we invoice our fees before we recognize revenue.

Direct Cost of Revenues. Total direct cost of revenues for 2006 was $5.8 million, an increase of $1.9 million, or 49%, over total direct cost of revenues of $3.9 million for 2005. The increase was primarily due to increased implementation costs of $604,000, increased support costs of $826,000, including non-cash stock-based compensation expense of $131,000, and increased costs of $461,000 for third-party licenses. All of these increases were a direct result of the growth in the number of activated eICU Centers and beds and our increased headcount. We had 39 full-time equivalent employees who provided technical, clinical and post-contract support services at December 31, 2006 compared to 35 full-time equivalent employees at December 31, 2005 as we hired additional personnel to provide technical and clinical and post-contract support services to our growing customer base.

Total deferred contract costs remained level at $4.5 million as of December 31, 2005 and 2006.

Gross Profit. Gross profit increased from $14.5 million, or 79% of total revenues, for 2005 to $24.5 million, or 81% of total revenues, for 2006. The increase in gross profit as a percentage of total revenues was primarily due to two factors. First, we realized efficiency gains in the cost of ongoing support services as a result of an increasing customer and revenue base. Second, our costs of implementation declined as a percentage of revenue as we became more experienced in the implementation process.

Sales and Marketing Expense. Sales and marketing expenses for 2006 were $4.6 million, an increase of $448,000, or 11%, over sales and marketing expenses of $4.1 million for 2005. The increase was primarily due to increased employee-related expenses of $493,000, including increased sales commissions and increased non-cash stock-based compensation expense of $318,000, offset by decreased third party consulting expenses. We had 13 full-time equivalent sales and marketing employees at December 31, 2006 compared to 11 full-time equivalent employees at December 31, 2005 as we hired additional sales personnel to market our solution.

Research and Development Expense. Research and development expenses for 2006 were $5.5 million, an increase of $251,000, or 5%, over research and development expenses of $5.3 million for 2005. The increase was primarily due to increased employee and contractor related expenses of $230,000, including increased non-cash stock-based compensation expense of $145,000. We had 38 full-time equivalent research and development employees at December 31, 2006 compared to 35 full-time equivalent employees at December 31, 2005 as we hired additional personnel to upgrade and expand our software programs.

General and Administrative Expense. General and administrative expenses for 2006 were $9.2 million, an increase of $2.4 million, or 36%, over general and administrative expenses of $6.8 million for 2005. The increase in general and administrative expenses was primarily due to increased employee-related expenses of $1.5 million, including increased non-cash stock-based compensation expense of $881,000, increased insurance expenses of $347,000, increased depreciation expense of $179,000, and increased facility and public company compliance expenses of $283,000. We had 14 full-time equivalent general and administrative employees at December 31, 2006 compared to 13 full-time equivalent employees at December 31, 2005 as we hired additional accounting personnel to support our growth.

Other Income. Other income for 2006 was $4.4 million, compared to $331,000 for 2005. The increase was due to interest income earned on our cash, cash equivalents and marketable securities balances, which increased significantly during 2006 as a result of our initial public offering.

Income Taxes. Our income tax expense for 2006 was $3.6 million, compared to a benefit of $11.4 million for 2005. The transition from a tax benefit to a tax expense is due to two factors. First, during 2005, we recorded a tax benefit of $11.4 million resulting from the reversal of our valuation allowances for deferred tax assets based on changes in our estimates of ultimate realization. Second, in 2005 we had a loss before income taxes of $1.4 million, while in 2006 we had income before income taxes of $9.6 million. Our 2006 income tax expense was net of an $859,000 tax benefit for research and development credits we recorded based on a study we recently performed for the eight year period from 1998 through 2005. See Note 7 to the financial statements for a reconciliation of our effective tax rates to the U.S. statutory income tax rate.

Years Ended December 31, 2005 and 2004

Revenues. Total revenues for 2005 were $18.4 million, an increase of $12.8 million, or 233%, over total revenues of $5.5 million for 2004.

The increase in revenues was attributable to an increase in the number of activated customer eICU Centers and additional activated ICU beds by existing customers expanding their use of our eICU Program. The increase in revenue from eICU Centers results primarily from the increase in the number of customers activated in 2002, 2003, 2004 and 2005 versus the number of customers activated in 2001, 2002, 2003 and 2004. The increase in activated customer eICU Centers during this period was the result of the addition of sales personnel, increased marketing activity and broader market recognition and acceptance of our eICU Program. The increase in revenue from additional activated beds was the result of our customers expanding the use of our eICU Program throughout their health systems.

We record revenue attributable to our eICU Centers monthly, on a pro rata basis, over the initial post-contract customer support period, which typically is three years and begins after the eICU Center is activated. An eICU Center that is activated early in any reporting period contributes more to revenues during that period than a comparable eICU Center that is activated late in that reporting period. In addition, when the initial post-contract customer support period for an eICU Center expires, revenues recognized in future support periods for the eICU Center typically represent only the ongoing support fees. As a result, the increase in revenues for any reporting period does not directly correlate to the increase in the number of total activated eICU Centers.

In addition, we record revenue attributable to additional activations by existing customers who expand their use of our eICU Program over the remaining life of the support agreement in place at the time of the order for the expansion. As a result, the increase in revenues from additional activations for any period compared to the prior period depends upon when additional activations occur relative to the remaining term of the support agreement in place at the time of the order for the expansion.

Total deferred revenue increased from $33.1 million as of December 31, 2004 to $47.6 million as of December 31, 2005. This increase was primarily due to the increase in the number of contractually committed eICU Centers, activated eICU Centers and activated beds offset by the increased recognition of revenue during the year ended December 31, 2005. We consider an eICU Center to be contractually committed once a customer has signed a contract ordering our eICU Program. We consider a contractually committed eICU Center and beds to be activated once the implementation of our eICU Program has been completed and the eICU Center and beds are operational. The increase in contractually committed and activated eICU Centers and beds resulted in an increase in deferred revenue because we invoice our fees before we recognize revenue.

Direct Cost of Revenues. Total direct cost of revenues for 2005 was $3.9 million, an increase of $2.4 million, or 164%, over total direct cost of revenues of $1.5 million for 2004. The increase was primarily due to increased implementation costs of $1.1 million from the growth in the number of activated eICU Centers and beds, increased support costs of $949,000, including non-cash stock-based compensation expense of $48,000, for ongoing support services and increased costs of $284,000 for third-party licenses. We had 35 full-time equivalent employees who provided technical, clinical and post-contract support services at December 31, 2005 compared to 29 full-time equivalent employees at December 31, 2004 as we hired additional personnel to provide technical and clinical and post-contract support services to our growing customer base. The increase in third-party license costs was primarily due to the additional licenses needed to support our growing customer base.

Total deferred contract costs increased from $3.8 million as of December 31, 2004 to $4.5 million as of December 31, 2005. The increase in deferred costs was due to the increase in our customer base during this period.

Gross Profit. Gross profit increased from $4.0 million, or 73% of total revenues, for 2004 to $14.5 million, or 79% of total revenues, for 2005. The increase in gross profit as a percentage of total revenues was primarily due to efficiency gains in the cost of ongoing support services as a result of an increasing customer and revenue base.

Sales and Marketing Expense. Sales and marketing expenses for 2005 were $4.1 million, an increase of $856,000, or 26%, over sales and marketing expenses of $3.3 million for 2004. The increase was primarily due to increased employee-related expenses of $543,000, including sales commissions and non-cash stock-based compensation expense of $322,000, and increased expenses of $213,000 for marketing programs, including trade shows. We had 11 full-time equivalent sales and marketing employees at December 31, 2005 compared to 10 full-time equivalent employees at December 31, 2004.

Research and Development Expense. Research and development expenses for 2005 were $5.3 million, an increase of $1.0 million, or 24%, over research and development expenses of $4.3 million for 2004. The increase was primarily due to increased employee and contractor related expenses of $904,000, including non-cash stock-based compensation expense of $266,000. We had 35 full-time equivalent research and development employees at December 31, 2005 compared to 32 full-time equivalent employees at December 31, 2004 as we hired additional personnel to upgrade and expand our software programs in an effort to release a software upgrade approximately once every six to nine months.

General and Administrative Expense. General and administrative expenses for 2005 were $6.8 million, an increase of $2.1 million, or 46%, over general and administrative expenses of $4.6 million for 2004. The increase in general and administrative expenses was primarily due to increased employee-related expenses, including non-cash stock-based compensation expense of $421,000, training and administrative expenses for our implementation personnel of $847,000, and increased professional services expenses of $973,000, consisting of legal fees primarily related to the defense of a lawsuit filed against us and the preparation for our initial public offering as well as increased accounting expenses associated with the growth of our operations and the preparation for becoming a public company. We had 13 full-time equivalent general and administrative employees at December 31, 2005 compared to 10 full-time equivalent employees at December 31, 2004 as we hired additional administrative, technical support and accounting personnel to support our growth.

Other Income. Other income for 2005 was $331,000, compared to $19,000 for 2004. The increase was due to interest income earned on our cash balances, which increased during 2005.

Income Taxes. Our income tax benefit for 2005 was $11.4 million, compared to $4.0 million for 2004. The increase in the income tax benefit consists primarily of the reversal of valuation allowances for our deferred tax assets based on changes in our estimates of ultimate realization.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statement of operations data for the eight most recent quarters. The information for each of these quarters has been prepared on the same basis as the audited financial statements included in this filing and, in the opinion of management, includes all adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited financial statements and the related notes included in this filing. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarter Ended							
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(In thousands, except per share data)							
Revenues:								
License revenue	$ 1,499	$1,860	$ 2,191	$ 2,610	$ 3,018	$ 3,384	$ 3,536	$ 3,520
Service revenue	1,996	2,333	2,679	3,184	3,651	4,145	4,622	4,369
Total revenues	3,495	4,193	4,870	5,794	6,669	7,529	8,158	7,889
Direct cost of revenues:								
Cost of licenses	61	81	119	143	171	228	231	242
Cost of services(1)	694	796	904	1,068	1,232	1,210	1,308	1,135
Total direct cost of revenues	755	877	1,023	1,211	1,403	1,438	1,539	1,377
Gross profit	2,740	3,316	3,847	4,583	5,266	6,091	6,619	6,512
Operating expenses:								
Sales and marketing(1)	1,006	966	1,013	1,155	1,305	1,143	834	1,306
Research and development(1)	1,285	1,362	1,229	1,403	1,397	1,442	1,325	1,366
General and administrative(1)	1,507	1,562	1,640	2,048	2,112	2,390	2,470	2,217
Total operating expenses	3,798	3,890	3,882	4,606	4,814	4,975	4,629	4,889
Income (loss) from operations	(1,058)	(574)	(35)	(23)	452	1,116	1,990	1,623
Total other income, net	39	71	114	107	138	1,183	1,570	1,545
Income (loss) before income taxes	(1,019)	(503)	79	84	590	2,299	3,560	3,168
Income tax expense (benefit)	1	1	(11,349)	(79)	276	1,056	1,060	1,203
Net income (loss)	(1,020)	(504)	11,428	163	314	1,243	2,500	1,965
Accretion of redeemable preferred stock	(354)	—	—	—	—	—	—	—
Net income (loss) attributable to common stockholders	$(1,374)	$ (504)	$ 11,428	$ 163	$ 314	$ 1,243	$ 2,500	$ 1,965
Net income (loss) attributable to common stockholders per share:								
Basic	$ (0.40)	$(0.15)	$ 3.04	$ 0.04	$ 0.06	$ 0.04	$ 0.08	$ 0.06
Diluted	$ (0.40)	$(0.15)	$ 0.42	$ 0.01	$ 0.01	$ 0.04	$ 0.07	$ 0.06
Weighted average shares outstanding used in computing per share amounts:								
Basic	3,429	3,474	3,762	4,215	5,276	29,080	31,987	32,142
Diluted	3,429	3,474	27,383	27,922	27,500	33,844	34,628	34,534

In the preceding table, cost of revenues and operating expenses include non-cash stock based compensation expense as follows:

	Quarter Ended							
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(In thousands)							
Non-cash stock-based compensation expense:								
Cost of services	$ 3	$ 11	$ 16	$ 18	$ 35	$ 45	$ 49	$ 50
Sales and marketing expense	41	62	79	140	127	143	44	326
Research and development expense	52	39	55	120	118	136	41	116
General and administrative expense	27	66	126	203	291	334	327	351
Total non-cash stock-based compensation expense	$123	$178	$276	$481	$571	$658	$461	$843

2006 Annual Report

Liquidity and Capital Resources

At December 31, 2006, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $123.2 million and accounts receivable of $11.5 million.

On October 14, 2005, our board of directors declared a special cash dividend of approximately $7.8 million, or $0.33 per share, to all holders of our outstanding shares of common and preferred stock. We paid the special cash dividend on October 27, 2005. Prior to this special cash dividend, we had never declared or paid any cash dividends on our common or preferred stock. We currently intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

From our inception in March 1998 through late 2003 we did not generate sufficient cash flow to fund our operations and the growth in our business. Accordingly, we funded our business primarily through issuances of preferred stock that provided us with gross proceeds of approximately $24.9 million. In 2004, 2005 and 2006, we funded our operations through cash flow generated by the operating activities of our business. Net cash provided by operating activities was $9.9 million during 2006, $10.8 million during 2005 and $7.2 million during 2004. Net cash provided by operating activities in 2004 and 2005 consisted primarily of increases in deferred revenues offset by net losses from operations. Historically, net cash used by operating activities consisted primarily of net losses from operations and increases in accounts receivable, offset by increases in deferred revenues.

Our total deferred revenue was $49.4 million as of December 31, 2006, $47.6 million as of December 31, 2005 and $33.1 million as of December 31, 2004. This increase reflects growth in the invoiced amounts to our customers. We record amounts that have been invoiced in accounts receivable and deferred revenue, which we then recognize ratably over the term of the customer support agreement.

In 2006 we made income tax payments of $1.0 million. As of December 31, 2006, we had remaining federal net operating loss carryforwards of $2.3 million, state net operating loss carryforwards of $1.2 million and research and development credits of $1.2 million available to reduce future taxable income.

Net cash used in investing activities was $49.8 million during 2006, $1.2 million during 2005 and $1.2 million during 2004. Net cash used in investing activities consisted primarily of purchases of marketable securities in 2006, net of maturities, and purchases of fixed assets for network infrastructure, development tools and equipment, and computer equipment for our employees in 2005 and 2004. Additional purchases of marketable securities may be made to maximize our returns in accordance with our investment policy and based upon available cash determined by projected cash uses.

Net cash provided by financing activities was $102.8 million during 2006, consisting primarily of net proceeds from our initial public offering. Net cash used in financing activities was $6.9 million during 2005, consisting primarily of the special dividend payment of $7.8 million to common and preferred stockholders partially offset by proceeds from the exercise of options of $965,000. Net cash provided by financing activities was $111,000 during 2004, consisting primarily of proceeds from the exercise of options to purchase our common stock.

Contractual Obligations

We have contractual obligations for noncancelable office space and computer equipment under operating leases and office equipment under a capital lease. The following table discloses aggregate information about our contractual obligations and periods in which payments are due as of December 31, 2006 (in thousands):

		Payment Due by Period		
	Total	Less Than 1 Year	1-3 Years	3-5 Years
Capital lease	$ 84	$ 32	$ 52	$ —
Operating leases	1,188	339	647	202
Total	$1,272	$371	$699	$202

Off-Balance Sheet Arrangements

As of December 31, 2006, 2005 and 2004, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not exposed to any financing, liquidity, market or credit risk that could arise if we engaged in such relationships. Other than our operating leases for office space and computer equipment, we do not engage in off-balance sheet financing arrangements.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value and provides guidance for measuring fair value and the necessary disclosures. This statement does not require any new fair value measurements and applies to all other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will be effective for our year ending December 31, 2008. Based upon our current evaluation as of December 31, 2006, we do not believe that the adoption of SFAS No. 157 will have a material effect on our financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," which provides additional guidance and clarifies the accounting for uncertainty in income tax positions. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its technical merits. FIN 48 also provides guidance on the measurement, classification and disclosure of tax return positions in the financial statements. FIN 48 is effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the beginning balance of retained earnings in the period of adoption. Based upon our current evaluation as of December 31, 2006, we do not believe that the adoption of FIN 48 will have a material effect on our beginning balance of retained earnings.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

At December 31, 2006, we had cash and cash equivalents totaling $74.2 million and marketable securities totaling $49.0 million. These amounts were invested primarily in money market funds and debt securities issued by the U.S. Treasury and other government corporations and agencies. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Visicu, Inc.

We have audited the accompanying balance sheets of Visicu, Inc. as of December 31, 2005 and 2006, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visicu, Inc. as of December 31, 2005 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the financial statements, on January 1, 2006 Visicu, Inc. adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, and changed its method of accounting for share-based payments.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 8, 2007

VISICU, INC.

BALANCE SHEETS

	December 31, 2005	December 31, 2006
	(In thousands, except share and per share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 11,379	$ 74,188
Marketable securities	—	46,047
Accounts receivable	8,971	11,465
Prepaid expenses and other current assets	527	1,686
Deferred tax assets	9,300	7,915
Total current assets	30,177	141,301
Property and equipment:		
Computer equipment and software	2,667	2,496
Office furniture and equipment	327	362
Leasehold improvements	104	182
	3,098	3,040
Accumulated depreciation	1,318	1,409
	1,780	1,631
Deferred contract costs	4,538	4,477
Deferred tax assets	6,604	6,140
Marketable securities	—	2,960
Other assets	1,601	503
Total assets	$ 44,700	$157,012
Liabilities and stockholders' equity (deficit)		
Current liabilities:		
Accounts payable and accrued expenses	$ 1,950	$ 1,244
Accrued compensation and related costs	1,478	1,581
Deferred revenue	23,516	30,290
Other current liabilities	25	27
Total current liabilities	26,969	33,142
Other long-term liabilities	575	468
Deferred revenue	24,097	19,074
Total liabilities	51,641	52,684
Commitments and contingencies		
Stockholders' equity (deficit):		
Series A Preferred Stock, $.0001 par value; 3,500,000 shares authorized in 2005 and none in 2006; 3,375,000 shares issued and outstanding in 2005 and none in 2006	—	—
Series B Preferred Stock, $.0001 par value; 11,500,000 shares authorized in 2005 and none in 2006; 11,016,057 shares issued and outstanding in 2005 and none in 2006	1	—
Series C Preferred Stock, $.0001 par value; 15,000,000 shares authorized in 2005 and none in 2006; 4,994,228 shares issued and outstanding in 2005 and none in 2006	1	—
Preferred Stock, $.0001 par value; No shares authorized in 2005 and 10,000,000 in 2006; no shares issued and outstanding in 2005 and 2006	—	—
Common stock, $.0001 par value; 30,000,000 shares authorized in 2005 and 100,000,000 in 2006; 4,537,841 shares issued and outstanding in 2005 and 32,485,185 in 2006	—	3
Additional paid-in capital	32,905	133,202
Unearned stock-based compensation	(4,949)	—
Accumulated deficit	(34,899)	(28,877)
Total stockholders' equity (deficit)	(6,941)	104,328
Total liabilities and stockholders' equity (deficit)	$ 44,700	$157,012

See accompanying notes to financial statements.

VISICU, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2004	2005	2006
	(In thousands, except per share amounts)		
Revenues:			
License revenue	$ 2,268	$ 8,160	$13,458
Service revenue	3,246	10,192	16,787
Total revenues	5,514	18,352	30,245
Direct cost of revenues:			
Cost of licenses	120	404	872
Cost of services(1)	1,347	3,462	4,885
Total direct cost of revenues	1,467	3,866	5,757
Gross profit	4,047	14,486	24,488
Operating expenses:			
Sales and marketing(1)	3,284	4,140	4,588
Research and development(1)	4,251	5,279	5,530
General and administrative(1)	4,638	6,757	9,189
Total operating expenses	12,173	16,176	19,307
Income (loss) from operations	(8,126)	(1,690)	5,181
Other income (expense):			
Interest income	31	357	4,442
Interest expense	(12)	(26)	(6)
	19	331	4,436
Income (loss) before income taxes	(8,107)	(1,359)	9,617
Income tax expense (benefit)	(3,980)	(11,426)	3,595
Net income (loss)	(4,127)	10,067	6,022
Accretion of redeemable preferred stock	(2,019)	(354)	—
Net income (loss) attributable to common stockholders	$(6,146)	$ 9,713	$ 6,022
Net income (loss) attributable to common stockholders per share:			
Basic	$ (1.83)	$ 2.61	$ 0.24
Diluted	$ (1.83)	$ 0.38	$ 0.18
Shares used in computing per share amounts:			
Basic	3,352	3,722	24,781
Diluted	3,352	26,816	32,787
Dividends per common and preferred share	$ —	$ 0.33	$ —

(1) Amounts include non-cash stock-based compensation expense as follows:

Cost of services	$ —	$ 48	$ 179
Sales and marketing expense	11	322	640
Research and development expense	12	266	411
General and administrative expense	6	422	1,303
Total non-cash stock-based compensation expense	$ 29	$ 1,058	$ 2,533

See accompanying notes to financial statements.

VISICU, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-In Capital	Unearned Stock - Based Compensation	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
					(In thousands)			
Balance at January 1, 2004	—	$—	3,217	$—	$ —	$ —	$(38,617)	$(38,617)
Non-employee stock-based compensation expense	—	—	—	—	29	—	—	29
Exercise of options for common stock	—	—	206	—	119	—	—	119
Accretion of preferred stock to redemption value	—	—	—	—	(148)	—	(1,871)	(2,019)
Net loss	—	—	—	—	—	—	(4,127)	(4,127)
Balance at December 31, 2004	—	—	3,423	—	—	—	(44,615)	(44,615)
Non-employee stock-based compensation expense	—	—	—	—	321	—	—	321
Issuance of stock options to employees and directors	—	—	—	—	5,686	(5,686)	—	—
Vesting of employee stock options	—	—	—	—	—	737	—	737
Exercise of warrants for Series B Preferred Stock	50	—	—	—	68	—	—	68
Excess tax benefit upon exercise of stock options	—	—	—	—	29	—	—	29
Exercise of options for common stock	—	—	1,115	—	464	—	—	464
Accretion of preferred stock to redemption value	—	—	—	—	(3)	—	(351)	(354)
Dividend declared to common and preferred stockholders	—	—	—	—	(7,833)	—	—	(7,833)
Reclassification of Series A Preferred Stock to stockholders' equity	3,375	—	—	—	5,172	—	—	5,172
Reclassification of Series B Preferred Stock to stockholders' equity	10,966	1	—	—	20,572	—	—	20,573
Reclassification of Series C Preferred Stock to stockholders' equity	4,994	1	—	—	8,429	—	—	8,430
Net income	—	—	—	—	—	—	10,067	10,067
Balance at December 31, 2005	19,385	2	4,538	—	32,905	(4,949)	(34,899)	(6,941)
Elimination of unearned stock-based compensation expense against additional paid-in capital upon adoption of SFAS No. 123(R)	—	—	—	—	(4,949)	4,949	—	—
Non-employee stock-based compensation expense	—	—	—	—	76	—	—	76
Vesting of employee stock options	—	—	—	—	2,457	—	—	2,457
Vesting of restricted stock	—	—	—	—	260	—	—	260
Exercise of options for common stock	—	—	1,621	—	883	—	—	883
Exercise of warrant for common stock	—	—	41	—		—	—	—
Excess tax benefit from exercise of options for common stock	—	—	—	—	1,001	—	—	1,001
Issuance of common stock, net of issuance costs of $9,830	—	—	6,900	1	100,569	—	—	100,570
Conversion of preferred stock to common stock	(19,385)	(2)	19,385	2	—	—	—	—
Net income	—	—	—	—	—	—	6,022	6,022
Balance at December 31, 2006	—	$—	32,485	$ 3	$133,202	$ —	$(28,877)	$104,328

See accompanying notes to financial statements.

VISICU, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2004	2005	2006
		(In thousands)	
Operating activities			
Net income (loss)	$(4,127)	$ 10,067	$ 6,022
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation	479	666	845
Amortization	52	125	119
Deferred income taxes	(4,000)	(11,875)	1,849
Non-cash stock-based compensation	29	1,058	2,533
Excess tax benefit from stock-based compensation	—	—	(1,001)
Loss on disposal of property and equipment	58	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(3,933)	(2,558)	(2,483)
Prepaid expenses and other current assets	(238)	(73)	(1,159)
Deferred contract costs	(1,672)	(699)	61
Accounts payable and accrued expenses	502	196	1,061
Accrued compensation and related costs	203	74	103
Deferred revenue	19,862	13,873	1,921
Net cash provided by operating activities	7,215	10,854	9,871
Investing activities			
Purchase of property and equipment	(956)	(1,153)	(700)
Purchases of marketable securities	—	—	(146,651)
Maturities of marketable securities	—	—	97,644
Capitalized software additions	(172)	(96)	(140)
Change in other assets	(52)	47	25
Net cash used in investing activities	(1,180)	(1,202)	(49,822)
Financing activities			
Proceeds from issuance of common stock, net of issuance costs of $9,680 in 2006	—	—	100,720
Change in other liabilities	—	(3)	—
Payment of financing costs for initial public offering	—	(150)	—
Repayment of obligations under capital lease	(8)	(24)	(24)
Exercise of options to purchase common stock	119	964	1,063
Exercise of warrants to purchase preferred stock	—	68	—
Excess tax benefit from stock-based compensation	—	—	1,001
Dividend paid	—	(7,767)	—
Net cash provided by (used in) financing activities	111	(6,912)	102,760
Net increase in cash and cash equivalents	6,146	2,740	62,809
Cash and cash equivalents at beginning of year	2,493	8,639	11,379
Cash and cash equivalents at end of year	$ 8,639	$ 11,379	$ 74,188
Supplemental cash flow information:			
Interest paid	$ 2	$ 4	$ 5
Income taxes paid	$ 20	$ 302	$ 1,046
Unpaid financing costs related to initial public offering	$ —	$ 765	$ —

See accompanying notes to financial statements.

VISICU, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2006

1. Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Visicu, Inc. (the "Company") was incorporated in Delaware on March 19, 1998. The Company is headquartered in Baltimore, Maryland and is a healthcare information technology and clinical solutions company focused on transforming the delivery of hospital-based critical care. The Company's primary product is its eICU® Program, an advanced remote monitoring system for intensive care units that allows hospitals to help improve patient treatment outcomes by leveraging their scarce critical care trained staff to monitor intensive care unit patients more frequently and to intervene earlier to prevent or manage crises.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.

Cash, Cash Equivalents and Marketable Securities

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents and investments with original maturities of greater than 90 days to be marketable securities. Cash and cash equivalents generally consist of cash, money market funds and federal agency notes. At December 31, 2006, the Company had marketable securities that were classified as held-to-maturity and reported at amortized cost. Held-to-maturity securities consist of debt securities issued by the U.S. Treasury and other government corporations and agencies.

These marketable securities have expiration dates ranging from January 2007 to January 2008. At December 31, 2006, the estimated fair value of each investment approximated its amortized cost, and, therefore there were no significant unrealized gains or losses.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximated their fair values due to the short-term maturities of these instruments.

Revenue Recognition and Direct Costs

The Company derives revenue under multiple element arrangements with its customers to license software, provide implementation services and provide post-contract customer support services ("PCS") for its eICU software. Revenue for software and services sold by the Company is recognized when persuasive evidence of an arrangement exists, delivery has occurred and the fee is fixed or determinable and probable of collection. In any arrangement where extended payment terms have been provided, revenue is not recognized before payment from the customer is due. The Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables based on vendor specific objective evidence. In the absence of evidence of the fair value of a delivered element, revenue is first allocated to the undelivered elements based on evidence of fair value, and the residual revenue is then allocated to the delivered elements. If evidence of the fair value of the undelivered elements is not known, revenue is deferred until such time as the only remaining undelivered element is PCS, upon which time revenue is recognized ratably over the PCS period.

Direct and incremental costs of contracts for which revenue has been deferred are capitalized and recognized ratably over the related period of revenue recognition. These costs consist principally of labor costs for implementation services.

Because the Company has yet to sell PCS separately to its customers through significant renewals or otherwise, the Company has not objectively determined the fair value of the PCS element of its arrangements. Accordingly, revenue and related direct costs from all arrangements entered into through December 31, 2006 are being recognized ratably over the PCS period.

Commencing in July 2005, PCS renewals became exercisable by customers. The renewal of PCS at consistent rates with similar terms in future periods may allow the Company to establish the fair value of PCS and the residual value of delivered software elements as early as 2008.

Accounts Receivable

The Company's accounts receivable consist primarily of payments due from customers under license and support agreements.

The Company routinely assesses its accounts receivable for collectibility. Judgment is required in assessing the ultimate realization of these receivables, including the credit-worthiness of each customer. Based on the Company's analysis, an allowance at the end of each period presented in these financial statements was not deemed necessary. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, future allowances may be required. Past due balances are determined based on the date of the invoice. Uncollectible accounts receivable balances, if any, are charged to bad debt expense. Accounts receivable balances are not collateralized.

Included in accounts receivable at December 31, 2005 and 2006 is $178,000 and $189,000, respectively, due from a customer under a note receivable in consideration for license fees and services. During 2005, the Company signed a note receivable with a customer for a portion of the total fees required under the contract. The current portion of the note is included in accounts receivable on the accompanying balance sheet. The long-term portion of $472,000 and $283,000 as of December 31, 2005 and 2006, respectively, is included in other assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Computer equipment and software are depreciated over three years. Office furniture and equipment are depreciated over three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining lease term.

Other Assets

Costs for the development of new software products to be marketed or enhancements to existing products are expensed as research and development costs as incurred until technological feasibility has been established, at which time any additional development costs are capitalized until the product or enhancement is available for general release to customers. At December 31, 2005, the Company reported in other assets $155,000 of capitalized software costs, net of accumulated amortization of $169,000. At December 31, 2006, the Company reported in other assets $177,000 of capitalized software costs, net of accumulated amortization of $288,000. Capitalized software costs are generally amortized over a three-year period.

As of December 31, 2005, the Company had deferred approximately $916,000 of common stock issuance costs that were reported in other assets. Upon completion of the Company's initial public offering on April 5, 2006, these costs were applied against additional paid-in capital.

Advertising Costs

All advertising costs are expensed when incurred. Advertising costs included in selling, general and administrative expense for the years ended December 31, 2004, 2005 and 2006 were $100,000, $179,000 and $109,000, respectively.

Income Taxes

The Company uses the liability method to account for income taxes. Under the liability method, deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income tax purposes. The Company records valuation allowances for deferred tax assets that are not more likely than not to be realized.

Share-Based Payments

Prior to January 1, 2006, the Company recorded compensation expense for its employee stock-based compensation plan using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value method, stock-based compensation expense is generally only recognized to the extent the estimated fair value of the underlying common stock on the date of grant exceeds the exercise price of the award. Expense related to employee stock-based compensation was recorded over the vesting period using the straight line method. During the periods the Company used the intrinsic value method, disclosure of pro forma stock-based compensation expense and the effects on net income was reported in the notes to the financial statements as if the minimum value method of measuring stock-based compensation was used.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment." This statement requires the Company to expense the fair value of grants of various stock-based compensation programs over the vesting period of the awards. The Company adopted SFAS No. 123(R) using the prospective transition method, which does not result in the restatement of previously issued financial statements. Under the prospective transition method, unvested stock-based awards issued prior to November 29, 2005, the date the Company filed a registration statement to publicly sell its equity securities, are accounted for pursuant to APB No. 25 using the intrinsic value method originally applied to those awards. Stock-based awards issued subsequent to December 31, 2005, the date of adoption, are measured at their fair value at the date of grant and adjusted for an estimated forfeiture rate which is based on historical data and current assumptions. The resulting compensation expense is recognized in the statement of operations ratably over the vesting periods of the awards.

The Company accounts for stock options granted to non-employees based on their estimated fair value, which the Company believes is a more reliable measure than estimating the fair value of the services provided in exchange for these stock options. The fair value of an option issued to a non-employee is measured on the earlier of the performance commitment date or the date the services required under the arrangement have been completed. Estimated fair value is determined using the Black-Scholes-Merton option pricing model. Estimated amounts of expense are recognized as the non-employee performs under the arrangement. Those estimates are adjusted on the final measurement date.

Segment Data

The Company manages its operations as one business unit for purposes of assessing performance and making operating decisions. Accordingly, the Company does not have reportable segments of its business.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value and provides guidance for measuring fair value and the necessary disclosures. This statement does not require any new fair value measurements and applies to all other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will be effective for the year ending December 31, 2008. Based upon the Company's current evaluation as of December 31, 2006, the Company does not believe that the adoption of SFAS No. 157 will have a material effect on financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," which provides additional guidance and clarifies the accounting for uncertainty in income tax positions. FIN 48 defines the threshold for recognizing tax return positions in the financial statements as "more likely than not" that the position is sustainable, based on its technical merits. FIN 48 also provides guidance on the measurement, classification and disclosure of tax return positions in the financial statements. FIN 48 is effective as of January 1, 2007, with the cumulative effect of the change in accounting principle recorded as an adjustment to the beginning balance of retained earnings in the period of adoption. Based upon the Company's current evaluation as of December 31, 2006, the Company does not believe that the adoption of FIN 48 will have a material effect on its beginning balance of retained earnings.

2. Stock-Based Compensation

Description and Terms of the Plan

The Company's 1998 Stock Option Plan (the "Plan"), as amended, authorizes options to purchase 5.5 million shares of the Company's common stock to employees, directors, and consultants of the Company. The Plan allows for the granting of nonqualified stock options or stock purchase rights to service providers at an exercise price of not less than 85% of fair market value, as estimated by the board of directors on the date of grant. In addition, employees of the Company may be granted qualified incentive stock options at an exercise price of not less than fair market value on the date of grant, subject to the provisions of the Internal Revenue Code. Options are granted with vesting periods of up to four years and maximum option terms of ten years.

In 2005, the board of directors adopted and the stockholders approved an amendment and restatement of the Plan, revising certain of the terms and conditions of the Plan and changing the name of the Plan to the Visicu, Inc. Equity Incentive Plan (the "Equity Incentive Plan"). The Equity Incentive Plan provides that the shares underlying stock options and other stock-based awards granted in each calendar year may not exceed two percent of the number of shares of common stock outstanding on the first day of that year plus the number of shares that remained available for awards at the end of the previous calendar year. Effective January 1, 2007, the Equity Incentive Plan authorizes the issuance of up to 8.24 million aggregate shares of common stock (including shares already issued and outstanding).

Summary of Stock-Based Compensation Expense and Pro Forma Stock-Based Compensation Expense

Total stock-based compensation expense was $29,000, $1.1 million and $2.5 million for the years ended December 31, 2004, 2005 and 2006, respectively. As discussed in Note 1, stock-based compensation expense for 2004 and 2005 was accounted for using the intrinsic value method prescribed by APB Opinion No. 25. On January 1, 2006, the Company adopted the fair value method of accounting for share-based payments prescribed by SFAS No. 123(R). Accordingly, stock-based compensation expense in 2006 includes expense associated with unvested awards at December 31, 2005 measured using the grant-date intrinsic value originally applied to those awards, and the expense associated with 2006 grants measured using the fair value method. As a result of adopting SFAS No. 123(R), income before income taxes was $199,000 lower, net income was $125,000 lower, basic earnings per share was $0.01 lower, and diluted earnings per share remained unchanged.

Further, in connection with the adoption of SFAS No. 123(R)in 2006, the Company eliminated $4.9 million of unearned stock based compensation against additional paid-in capital and commenced recording the excess income tax benefit from stock option exercises as a financing activity in the statement of cash flows, rather than as an operating cash flow as previously required. Excess tax benefits were $0 in 2004, $29,000 in 2005, and $1.0 million in 2006.

In applying the fair value accounting provisions of SFAS No. 123(R), the Company uses a generally accepted option valuation model, the Black-Scholes-Merton option pricing model. This model requires specified inputs to determine the fair value of stock-based awards, consisting of (i) the fair value of the Company's common stock on the grant date, (ii) the expected volatility of the Company's common stock over the expected option life, (iii) the risk-free interest rate, (iv) the expected dividend yield, and (v) the expected option life. The minimum value method used for pro forma disclosure purposes in 2004 and 2005 assumes that the value of a stock option is equal to the excess of the fair value of the underlying common stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at the risk-free rate, over the expected life of the option.

An explanation of these inputs is as follows:

Fair-Value of Common Stock — Prior to issuing publicly traded common stock on April 5, 2006, the Company estimated the fair value of its common stock principally using common stock valuations performed by an appraiser. Subsequent to April 5, 2006, the date the Company first issued publicly-traded common stock, the Company uses the closing quoted market price of its common stock on the grant date.

Volatility — A measure of the amount by which the share price is expected to fluctuate over a period commensurate with the expected life of the award. Because of limited or no historical information regarding its own historical stock volatility during the financial statement periods, the Company considered the expected volatility of similar entities in developing this input. In selecting guideline companies, the Company considered factors such as industry, stage of life cycle, size, and financial leverage.

Risk-Free Interest Rate — An assumption to take into account, among other things, the time value of money. The risk-free interest rate is the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life of the award at the grant date.

Dividend Yield — Dividends paid on the underlying common stock will impact an award's value. The Company does not expect to pay dividends in the foreseeable future.

Expected Life of Stock-based Awards — The period of time for which the stock-based award is expected to be outstanding, or the period of time from the service inception date to the date of expected exercise or other expected settlement. For a variety of reasons, including the fact that employees of the Company could only recently exercise options and sell the common stock in a public market, the Company concluded that its historical stock option exercise experience does not provide a reasonable basis upon which to estimate expected life. Accordingly, the Company made estimates of the expected life based on the expected terms of options granted by other, similar companies with similarly structured awards.

The following is a summary of the inputs used to estimate the fair value or minimum value, as applicable of stock-based awards:

	Year Ended December 31,		
	2004	**2005**	**2006**
Risk-free interest rate	2.8%-3.2%	3.5%-4.1%	4.4%-5.0%
Expected life (in years)	4	4	4
Volatility	N/A	N/A	64%
Dividend yield	0%	0%	0%

N/A—Assumption is not applicable to minimum value method used in 2004 and 2005.

The minimum value method derived the following pro forma amounts in 2004 and 2005, as follows (in thousands, except per share amounts):

	December 31, 2004	December 31, 2005
Net income (loss) attributable to common stockholders, as reported	$(6,146)	$9,713
Add: Stock-based compensation expense included in the determination of net income (loss), net of income taxes	29	726
Deduct: Pro forma stock-based compensation expense, net of income taxes	158	872
Pro forma net income (loss) attributable to common stockholders	$(6,275)	$9,567
Net income (loss) attributable to common stockholders per share:		
Basic — as reported	$ (1.83)	$ 2.61
Basic — pro forma	$ (1.87)	$ 2.57
Diluted — as reported	$ (1.83)	$ 0.38
Diluted — pro forma	$ (1.87)	$ 0.37

Pro forma stock-based compensation expense in 2004 and 2005 does not consider potential forfeitures and amortizes the stock-based compensation expense ratably over the vesting period. These computational differences and the differences in the terms and nature of 2006 stock-based compensation awards create incomparability between the pro forma stock-based compensation presented above and the stock-based compensation expense recognized in 2006.

Summary of 2006 Stock Option Activity

A summary of option activity for the year ended December 31, 2006 is presented below:

	Number of Options (In thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (In years)	Aggregate Intrinsic Value (In thousands)
Options outstanding at January 1, 2006	4,463	$0.84		
Options granted	628	8.22		
Options exercised	(1,621)	0.66		$ 6,564
Options forfeited	(32)	3.12		
Options outstanding at December 31, 2006	3,438	$2.25	7.03	$31,381
Vested and expected to vest at December 31, 2006	3,300	$2.25	7.03	$30,125
Exercisable at December 31, 2006	1,985	$0.99	5.91	$20,324

The weighted-average fair value of options granted in 2006 was $7.22. The total fair value of shares vested during the year ended December 31, 2006 was $2.1 million.

Restricted Common Stock

In 2005, the Company issued 350,000 options to purchase shares of common stock to certain members of the board of directors. The exercise price was less than the estimated fair value of the common stock at the date of grant, and accordingly, compensation expense of $118,000 and $265,000 was recognized in 2005 and 2006, respectively, related to these grants. These options contained an "early exercise" provision. Upon early exercise of the option, the members of the board of directors receive restricted common stock. All grants vested 25% in 2006, then ratably each month thereafter for an additional 36 months if the director continues to provide service to the Company. If the restricted stock does not vest because the required service period is unmet, the Company has the option to reacquire the restricted common stock for the lesser of the amount paid by the director to acquire it or the fair value of the common stock at the call date.

During 2005, the Company received $501,000 in cash resulting from the exercise of options to purchase 250,000 shares of restricted common stock. During 2006, the Company received $180,000 in cash resulting from the exercise of options to purchase 100,000 shares of restricted common stock. Because the unvested portion of this common stock is subject to forfeiture and the Company's call right, the Company has recorded in other liabilities as of December 31, 2006 the cash payment due to the holders of restricted stock in the event the Company's call right is exercised, or $421,000.

A summary of activity related to restricted common stock is as follows:

	Number of Shares (In thousands)	Weighted-Average Grant Date Fair Value
Restricted stock at January 1, 2006	250	$5.00
Granted	100	$4.87
Vested	(139)	$4.61
Restricted stock at December 31, 2006	211	$5.19

Summary of Unrecognized Stock-Based Compensation

Total unrecognized compensation expense from stock options and restricted shares at December 31, 2006 was $6.6 million. This compensation expense is expected to be recognized over a weighted-average period of 2.91 years.

3. Net Income (Loss) Attributable to Common Stockholders Per Share

A reconciliation of basic and diluted income (loss) attributable to common stockholders per share is as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2004	2005	2006
Numerator			
Basic:			
Income (loss) attributable to common stockholders	$(6,146)	$ 9,713	$ 6,022
Diluted:			
Income (loss) attributable to common stockholders	$(6,146)	$ 9,713	$ 6,022
Accretion of redeemable preferred stock	—	354	—
Total	$(6,146)	$10,067	$ 6,022

	Year Ended December 31,		
	2004	2005	2006
Denominator			
Basic:			
Weighted-average shares outstanding	3,352	3,722	24,781
Diluted:			
Weighted-average shares outstanding	3,352	3,722	24,781
Dilutive effect of:			
Stock options	—	3,747	2,632
Assumed conversion of preferred stock	—	19,346	5,374
Total	3,352	26,816	32,787
Net income (loss) attributable to common stockholders per share			
Basic	$ (1.83)	$ 2.61	$ 0.24
Diluted	$ (1.83)	$ 0.38	$ 0.18

For the year ended December 31, 2004, if outstanding options and preferred stock were exercised or converted into common stock, the result would be anti-dilutive and, accordingly, basic and diluted net loss attributable to common stockholders per share are identical for this period. These potentially dilutive shares aggregated 23.5 million shares at December 31, 2004.

Subsequent to December 31, 2006 and through March 5, 2007, 501,000 options to purchase common stock were issued.

4. Preferred Stock

Prior to the initial public offering in April 2006, the Company had three series of preferred stock outstanding: Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (collectively, the "Preferred Stock"). The stated price of the Series A Preferred Stock, the Series B Preferred Stock and the Series C Preferred Stock is $1.00, $1.37 and $1.37, respectively, subject to adjustment for any recapitalization of the Company. The Preferred Stock was subject to redemption rights that expired on March 4, 2005. Upon expiration, the Preferred Stock was reclassified to permanent equity.

The Preferred Stock was convertible into common stock at the option of the holder at any time, at the ratio of one share of common stock for each share of Preferred Stock, subject to certain adjustments for dilution. Upon completion of the Company's initial public offering in April 2006, the Preferred Stock was automatically converted into 19.4 million shares of common stock.

5. Common Shares Reserved for Future Issuance

As of December 31, 2006, the Company has reserved shares of common stock for future issuance as follows (in thousands):

Exercise of outstanding stock options	3,438
Available for future awards of stock options and other stock-based compensation	747
	4,185

As of January 1, 2007, an additional 650,000 shares of common stock became available for awards of stock options and other stock-based compensation under the terms of the Equity Incentive Plan.

6. Operating Leases

The Company rents various office space and computer equipment under noncancelable operating leases expiring at various dates through 2010. Future minimum lease payments for operating leases for each of the years ending December 31 are as follows (in thousands):

2007	$ 339
2008	330
2009	317
2010	202
Total	$1,188

Rent expense totaled $259,000, $266,000 and $288,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

In 2004, the Company executed a lease for office space for a term of six years with an option to renew for two three-year terms. Under the terms of this lease, the Company received a 100% rent holiday for the first six months and an additional 17% rent holiday for the next six months. The total cost of the lease, including rent escalations of 2% per annum, are being expensed ratably over the term of the lease agreement. In 2005, the Company increased its space under this lease by approximately 20% with no other changes in the terms of the lease.

7. Income Taxes

Significant components of the provision (benefit) for income taxes are as follows (in thousands):

	December 31,		
	2004	2005	2006
Current:			
Federal	$ —	$ 199	$ 470
State	20	245	675
	20	444	1,145
Deferred:			
Federal	(3,625)	(10,259)	2,254
State	(375)	(1,611)	196
	$(4,000)	$(11,870)	$2,450
Total income tax expense (benefit)	$(3,980)	$(11,426)	$3,595

The significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31, 2005	December 31, 2006
Deferred tax assets:		
Operating loss carryforwards	$ 5,368	$ 873
Alternative minimum tax credit carryforward	198	204
Research and development credits	—	1,223
Stock-based compensation	140	444
Accrued expenses	158	175
Deferred revenue	11,987	13,112
Other deductible temporary differences	18	—
Total deferred tax assets	17,869	16,031
Deferred tax liabilities:		
Capitalized software	(62)	(70)
Prepaid expenses and other assets	(98)	(136)
Deferred contract costs	(1,805)	(1,770)
Net future income tax benefit	(1,965)	(1,976)
Net deferred tax asset	$15,904	$14,055

A reconciliation of income tax expense (benefit) to the amount computed by applying the statutory U.S. federal income tax rate of 35% for 2006 and 34% for 2004 and 2005 to income (loss) before income taxes is as follows (in thousands):

	Year Ended December 31, 2004	2005	2006
Income tax expense (benefit) at statutory rate	$(2,756)	$ (462)	$ 3,418
Effect of non-deductible stock-based compensation expense	—	—	465
Effect of other permanent differences	—	313	58
State income tax expense (benefit), net of federal tax effect	(375)	119	635
Tax benefit resulting from change in estimated enacted tax rates	—	(63)	(196)
Increase (decrease) in valuation allowance	(965)	(11,352)	—
Amended return benefit for research and development credits, net of reduction in net operating loss carryforwards	—	—	(1,001)
Current year research and development credit	—	—	(277)
Unrecognized tax benefits	—	—	412
Other	116	19	81
Income tax expense (benefit)	$(3,980)	$(11,426)	$ 3,595

At December 31, 2006, the Company had federal net operating loss carryforwards of approximately $2.3 million and state net operating loss carryforwards of approximately $1.2 million, which expire in 2021. The Company has an alternative minimum tax carryforward of $204,000 with no expiration date. In addition, the Company has research and development credits of $1.2 million, which begin expiring in 2019. Income tax regulations contain provisions that limit the net operating loss carryforwards and other attributes available to be used in any given year. The Company has determined a limitation based on ownership changes in 1998 and 2000 and is applying the appropriate limitations to the carryforward items.

During 2006, the Company filed amended and original tax returns for the years 1998 through 2005 to claim research and development credits of $1.4 million. As a result of filing these returns, the net operating loss carryforwards generated in years 1998 through 2002 and 2004 were reduced by the amount of the credit generated in accordance with applicable tax law.

During 2006, the Company recognized excess tax deductions of $2.5 million related to the exercise or sale of certain stock options. The after-tax benefits that were recorded as an increase in additional paid-in-capital were approximately $1.0 million.

The Company has unrecognized tax benefits related to U.S. research and development credits and various state tax matters. The unrecognized tax benefits related to research and development credits were recorded through a reduction of the correlating deferred tax asset, and the state income tax liability is recorded within current taxes payable.

The Company decreased its valuation allowance for deferred tax assets in 2004 based on the estimate that approximately $10.1 million of net operating loss carryforwards at December 31, 2004 were more likely than not be used to reduce future taxable income. The tax benefit recorded for the year ended December 31, 2005 includes the reversal of previously recorded valuation allowances of $11.4 million. These deferred tax valuation allowances were reversed in 2005 when it became apparent based on available evidence that it was more likely than not that the deferred tax assets would be realized in future periods.

8. Dividends

On October 14, 2005, the Company's board of directors declared a special cash dividend of approximately $7.8 million, or $0.33 per share, to all holders of outstanding shares of common and preferred stock. The Company paid the special cash dividend on October 27, 2005, except for $66,000 payable to holders of restricted common stock, which will be paid in four annual installments from 2006 to 2009. During 2006, the first annual installment of $16,000 was paid to the holders of restricted common stock. As such, as of December 31, 2006, $50,000 remains payable to holders of restricted common stock and is included in accounts payable and accrued expenses.

9. Concentrations of Credit Risk and Customer Concentrations

Throughout 2005 and 2006, the Company had deposits in a financial institution in excess of federally insured amounts, primarily in a repurchase agreement that is collateralized by U.S. Government securities and federal agency securities. The Company has not experienced any losses on its deposits.

The Company has three customers that represent 13%, 13% and 12% of accounts receivable as of December 31, 2006.

The following customers represent 10% or more of revenue for the years indicated:

	Year Ended December 31,		
	2004	2005	2006
Customer A	23%	*	*
Customer B	23%	12%	*
Customer C	20%	13%	*
Customer D	10%	*	*

* Represents less than 10%.

10. Defined Contribution Plan

The Company made discretionary employer contributions to its Visicu 401(k) Plan during 2004, 2005 and 2006 of $0, $79,000 and $88,000, respectively.

11. Contingencies

The Company's only issued U.S. patent is the subject of ongoing legal and regulatory proceedings. iMDsoft Ltd. has requested that the U.S. Patent Office declare an interference and that the patent be revoked and a patent with identical claims be issued to iMDsoft, and has filed a second request asking the U.S. Patent Office to reexamine all 26 claims of the Company's patent. During the second reexamination proceeding, the Company amended its patent claims and presented arguments to the U.S. Patent Office intended to overcome the references cited in the second reexamination request. In addition, Cerner Corporation has filed a lawsuit against the Company in which it seeks as one of its remedies a declaration that the patent is invalid and unenforceable. Also, the Company is a co-defendant in a lawsuit filed against a customer and several physicians claiming negligent treatment and care of a patient in the customer's intensive care unit. The Company believes that the claims against it in the foregoing lawsuits are without merit and the Company is defending the lawsuits vigorously. The Company is unable to predict the outcome of any of the foregoing lawsuits and proceedings, or to quantify any effect that they might have on its business, financial condition or operating results. If the outcome of one or more of these lawsuits or proceedings is unfavorable to the Company, its business and financial results could be materially adversely affected.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures***

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective at the reasonable assurance level in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

There was no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

Part III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item will be set forth in our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2006.

Item 11. *Executive Compensation*

The information required by this item will be set forth in our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2006.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item will be set forth in our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2006.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item will be set forth in our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2006.

Item 14. *Principal Accounting Fees and Services*

The information required by this item will be set forth in our Proxy Statement for our 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2006.

Part IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) 1. The following financial statements of Visicu, Inc. are filed as part of this Annual Report under Item Item 8. Financial Statements and Supplementary Data:

(a) 2. Financial statement schedules have been omitted because the information required to be set forth therein is not applicable.

(a) 3. The following exhibits are filed herewith or are incorporated by reference to exhibits previously filed with the SEC:

Exhibit No.	Exhibit Title
3.1*	Fourth Amended and Restated Certificate of Incorporation of the Company
3.2*	Amended and Restated Bylaws of the Company
4.1*	Specimen Common Stock Certificate
10.1*	† Visicu, Inc. Equity Incentive Plan
10.2**	† Form of Incentive Stock Option Agreement under the Visicu, Inc. Equity Incentive Plan
10.3**	† Form of Nonstatutory Stock Option Grant Agreement under the Visicu, Inc. Equity Incentive Plan
10.4**	† Employment Agreement between Visicu, Inc. and Frank T. Sample dated as of September 17, 2001, as amended on April 15, 2004
10.5**	† Form of Indemnification Agreement for directors and Section 16 executive officers
10.6**	Lease between Redwood Tower Limited Partnership and Visicu, Inc. dated as of June 22, 2004
10.7**	Warrant dated July 17, 2003 to Comerica Bank to purchase 43,796 shares of Series C Preferred Stock
10.8**	† Offer Letter to Vincent E. Estrada, dated as of August 8, 2005
10.9**	† Management Severance Plan
10.10***	Assignment Pursuant to 37 CFR §3.56, dated April 14, 2000, executed by Brian A. Rosenfeld, M.D. and Michael Breslow
23.1	Consent of Ernst & Young LLP
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350

* Incorporated herein by reference to the Registration Statement on Form S-1/A, File No. 333-129989, filed on March 13, 2006.

** Incorporated herein by reference to the Registration Statement on Form S-1, File No. 333-129989, filed on November 29, 2005.

*** Incorporated herein by reference to the Registration Statement on Form S-1/A, File No. 333-129989, filed on January 19, 2006.

† Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VISICU, INC.

By: /s/ Frank T. Sample

Frank T. Sample
President, Chief Executive Officer and
Chairman of the Board of Directors

Date: March 13, 2007

By: /s/ Vincent E. Estrada

Vincent E. Estrada
Senior Vice President and
Chief Financial Officer

Date: March 13, 2007

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on March 13, 2007.

/s/ Frank T. Sample Frank T. Sample	President, Chief Executive Officer and Chairman of the Board (principal executive officer)
/s/ Vincent E. Estrada Vincent E. Estrada	Executive Vice President and Chief Financial Officer (principal accounting and financial officer)
/s/ Michael J. Breslow, M.D. Michael J. Breslow, M.D.	Executive Vice President, Clinical Research and Development and Director
/s/ Stuart H. Altman Stuart H. Altman	Director
/s/ Michael G. Bronfein Michael G. Bronfein	Director
/s/ John K. Clarke John K. Clarke	Director
/s/ Frances M. Keenan Frances M. Keenan	Director
/s/ James A. Oakey James A. Oakey	Director
/s/ Thomas G. McKinley Thomas G. McKinley	Director
/s/ Ralph C. Sabin Ralph C. Sabin	Director

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-129989) pertaining to the Visicu, Inc. Equity Incentive Plan of our report dated March 8, 2007, with respect to the financial statements included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 8, 2007

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Frank T. Sample, certify that:

1. I have reviewed this annual report on Form 10-K of the registrant, Visicu, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) [paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Frank T. Sample

Frank T. Sample
President, Chief Executive Officer and
Chairman of the Board of Directors

Dated: March 13, 2007

Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Vincent E. Estrada, certify that:

1. I have reviewed this annual report on Form 10-K of the registrant, Visicu, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

(a) designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) [paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Vincent E. Estrada

Vincent E. Estrada
Senior Vice President and
Chief Financial Officer

Dated: March 13, 2007

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

I, Frank T. Sample, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Visicu, Inc. on Form 10-K for the fiscal year ended December 31, 2006 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Visicu, Inc.

By: /s/ Frank T. Sample

Frank T. Sample
President, Chief Executive Officer and
Chairman of the Board of Directors

Dated: March 13, 2007

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

I, Vincent E. Estrada, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Visicu, Inc. on Form 10-K for the fiscal year ended December 31, 2006 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Visicu, Inc.

By: /s/ Vincent E. Estrada

Vincent E. Estrada
Senior Vice President and
Chief Financial Officer

Dated: March 13, 2007

(This page intentionally left blank)

VISICU, Inc.

Information for Stockholder Reference

Corporate Headquarters

VISICU, Inc.
217 E Redwood Street, Suite 1900
Baltimore, MD 21202

Stock Listing

Nasdaq Global Market
Ticker Symbol — EICU

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Shareholder Services
(800) 937-5449

Corporate Governance

Investors may access the Company's Corporate Governance guidelines, code of conduct and the charters of each Board Committee at www.VISICU.com

Legal Counsel

DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209

Independent Registered Public Accounting Firm

Ernst & Young LLP
621 Pratt Street
Baltimore, MD 21202

Annual Meeting

The Annual Meeting of Stockholders will be held on July 26, 2007 at 9:30 am (EDT) at the Baltimore International College, 206 E. Redwood Street, 2nd floor, Baltimore, MD

Investor Information

The Annual Report on Form 10-K and other investor information my be requested, free of charge, by writing, phoning or visiting the Company's website:
VISICU, Inc.
Investor Relations
217 E Redwood Street
Suite 1900
Baltimore, MD 21202
(410) 276-1970
www.VISICU.com

CEO and CFO Certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Annual Report on Form 10-K included herewith.

VISICU

END